                                                    This filing is made pursuant
                                                    to Rule 424(b)(4)
                                                    under the Securities Act of
                                                    1933 in connection with
                                                    Registration No. 333-74367



PROSPECTUS

                                4,500,000 SHARES
                                   WOMENFIRST

                          WOMEN FIRST HEALTHCARE, INC.
                                  Common Stock
                           -------------------------

This is an initial public offering of 4,500,000 shares of common stock, par value $.001 per share, of Women First HealthCare, Inc. We are selling all of the shares of common stock offered under this prospectus.


No public market currently exists for our shares. The initial public offering price is $11.00 per share. Our common stock has been approved for quotation and trading on the Nasdaq National Market under the symbol "WFHC."


INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------


                                                            PER
                                                           SHARE        TOTAL
                                                           ------    -----------
Public offering price..................................    $11.00    $49,500,000
Underwriting discounts and commissions.................    $ 0.77    $ 3,465,000
Proceeds, before expenses..............................    $10.23    $46,035,000


                           -------------------------

The underwriters may, under certain circumstances, purchase up to an additional 675,000 shares of common stock from us at the initial public offering price less the underwriting discount, solely to cover over-allotments.


The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York on or about July 1, 1999.


Allen & Company Logo                                     NEEDHAM & COMPANY, INC.


                 The date of this prospectus is June 28, 1999.

EDGAR DESCRIPTION OF INSIDE COVER


The inside front cover includes both text and photographs. The pictures on the inside front cover include four photographs of midlife women surrounding the Women First HealthCare symbol. The women are engaged in various activities, including (describing from the left corner and moving clockwise): (i) engaging in a conversation with a physician, (ii) riding a bicycle, (iii) smiling at the camera dressed in casual attire, and (iv) smiling at the camera dressed in business apparel.

     We are a Delaware corporation with executive offices located at 12220 El Camino Real, Suite 400, San Diego, California 92130, and our telephone number is
(619) 509-1171. We maintain an Internet site at WWW.WOMENFIRST.COM and our subsidiary, As We Change, LLC, maintains an Internet site at WWW.ASWECHANGE.COM. The reference to either of our Internet addresses does not constitute incorporation by reference of the information contained at the sites. In this prospectus, "Women First HealthCare" and "Women First," refer to Women First HealthCare, Inc. and its subsidiaries (but not the underwriters listed in this prospectus), including the businesses acquired by us, unless the context otherwise requires. "As We Change" refers to As We Change, LLC, our wholly owned subsidiary, or its predecessor MenoMorphosis, LLC, as the context requires.

     Women First HealthCare(TM), Women First(TM), Women First Pharmacy Services(TM), As We Change(R), Midlife Healthline(TM), A Better Way(TM), RENEWAL a time for you(TM), IntegraVie(TM), ViAmor(TM), My Generation, My Choice(TM) and SafeStart(TM) are trademarks of Women First. Pravachol(R) is a registered trademark of E.R. Squibb & Sons. Ortho-Est(R) and Ortho Tri-Cyclen(R) are registered trademarks of Johnson & Johnson. Element 38(TM) is a trademark of Creative Beauty Innovations, Inc. and is used pursuant to a license. This prospectus also includes references to additional trademarks of Women First and companies other than Women First.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the risk factors and consolidated financial statements and notes to those statements appearing elsewhere in this prospectus. Except as otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option and reflects the automatic conversion of all outstanding shares of our preferred stock into common stock upon the consummation of this offering.

                             WOMEN FIRST HEALTHCARE

     Women First HealthCare is a specialty health care company dedicated to improving the health of midlife women. The U.S. Census Bureau estimates that the number of midlife women (ages 35-69) will grow from approximately 57 million in 1998 to approximately 67 million in the year 2010. Studies have shown that the long-term health care needs of women change significantly after menopause. Based on our market research and our continuing interaction with midlife women, we believe that the health needs of these women are not being met.


     Our mission is to help midlife women make informed choices about their physical and emotional health and to provide pharmaceutical products, self-care products, educational programs and support systems to help these women improve the quality of their lives. We market pharmaceutical products primarily through our growing dedicated sales force, currently totaling 83 people. This sales force markets directly to approximately 18,000 OB/GYNs in the United States as well as the nurse practitioners and physician assistants focused on women's health. We market our self-care products primarily through direct-to-consumer marketing programs and the Internet. We recently launched womenfirst.com, our website, to provide comprehensive health care and lifestyle information and online shopping, targeted at the needs of midlife women.


     The pharmaceutical products we currently offer are:


     - Ortho-Est(R), an oral estrogen product used in hormonal replacement therapy that we offer under a distribution agreement,



     - Pravachol(R), a leading cholesterol-lowering drug that we offer under a co-promotion agreement, and


     - Compounded hormonal replacement therapy products that we distribute through our national home delivery pharmacy, Women First Pharmacy Services.

     The pharmaceutical products we are planning to offer are:

     - Ortho Tri-Cyclen(R), a leading oral contraceptive that we plan to co-promote, and

     - an oral combination estrogen and progestin hormonal replacement therapy product that we plan to co-promote upon product launch, pending FDA approval.

     Our self-care products include RENEWAL a time for you(TM), a program with Dr. Deepak Chopra, a noted author and physician, offering women practical approaches to achieve a sense of well-being at midlife. We are also developing a line of Women First(TM) nutritional products with the Tufts University School of Nutrition Science and Policy. Additionally, our self-care products include the IntegraVie(TM) line of skin care products, the ViAmor(TM) vaginal moisturizer, educational products and a broad array of lifestyle, nutritional, herbal and other products we sell through our national mail-order catalog, As We Change(R), and our Internet retailer, aswechange.com. We also plan to sell the Women First(TM) self-care products through our Internet site, womenfirst.com.

INDUSTRY TRENDS AND STRATEGY

     We believe that the markets for pharmaceutical and self-care products for midlife women are changing. By responding to these trends, we believe that we can become a premier marketer of health care products for midlife women and can establish Women First as a widely recognized source of pharmaceutical and self-care products targeted at this group of women.

     - The expanding roles of OB/GYNs and the nurse practitioners and physicians assistants focused on women's health create a market opportunity for us, which we intend to leverage through our dedicated sales force targeting these clinicians.

     - The development of new products addressing the needs of midlife women and concurrent industry consolidation and cost containment pressures have created opportunities for us to license, acquire and co-promote new products.

     - We believe that there is a significant and growing population of midlife women who are dissatisfied with their health care. Our educational program is designed to provide women and their clinicians with enhanced awareness about the conditions affecting midlife women and the treatment options available, thereby enhancing the likelihood that they will use or recommend products that address women's needs in midlife.

     - We believe that women are seeking an on-line forum where they can find credible information and purchase products that address their individual needs. We have designed our Internet site, womenfirst.com, to provide this forum.

     We are an early stage company with a history of losses. We have had a limited operating history on which to base an evaluation of our business and prospects. Early stage companies such as ours frequently encounter problems, delays and expenses. For a discussion of various factors that may adversely affect us, see "Risk Factors."

                                  THE OFFERING

COMMON STOCK OFFERED BY US......    4,500,000 shares

COMMON STOCK TO BE OUTSTANDING
AFTER THIS OFFERING.............    16,574,322 shares

USE OF PROCEEDS.................    We expect to use the net proceeds of this
                                    offering for increased sales and marketing efforts, obtaining rights to additional products, acquiring companies, working capital and other general corporate purposes. We intend to use approximately
                                    $8.0 million to repay principal and interest on the $7.5 million principal amount of short-term notes we issued in a private placement in March 1999. See "How We Intend to Use the Proceeds from the Offering."

DIVIDEND POLICY.................    We intend to retain all future earnings to
                                    fund the development and growth of our
                                    business. Therefore, we do not anticipate paying cash dividends on our common stock.
                                    See "Dividend Policy."

RISK FACTORS....................    This offering involves a high degree of
                                    risk. See "Risk Factors" beginning on page 7 for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

     The total number of shares offered by us would increase by up to 675,000 shares if the underwriters exercise the option to purchase additional shares of common stock granted to them in connection with this offering to cover over-allotments.

     The information above is based on the number of shares outstanding as of April 30, 1999. This information excludes:

     - 2,114,235 shares of common stock issuable upon the exercise of options we have granted under the Women First HealthCare Long-Term Incentive Plan and the Women First Incentive Stock Plan at a weighted average exercise price of $1.47 per share,


     - 541,128 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $5.90 per share,



     - 163,200 shares of common stock issuable upon the exercise of options available for grant under the Women First HealthCare Long-Term Incentive Plan, and


     - up to 54,900 shares of common stock which we may be required to issue in April 2000 pursuant to an earn-out based on the 1999 operating results of As We Change, LLC.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                      PERIOD FROM                                        THREE MONTHS
                                   NOVEMBER 1, 1996                                         ENDED
                                      (INCEPTION)      YEARS ENDED DECEMBER 31,           MARCH 31,
                                        THROUGH        -------------------------   ------------------------
                                   DECEMBER 31, 1996      1997          1998          1998         1999
                                   -----------------   -----------   -----------   ----------   -----------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Net revenue....................     $       --       $       --    $    4,834    $       --   $     4,303
  Costs and expenses.............             --            1,766        14,611           750        10,659
                                      ----------       ----------    ----------    ----------   -----------
  Loss from operations...........             --           (1,766)       (9,777)         (750)       (6,356)
  Interest income, net...........             --               39           395           119            18
                                      ----------       ----------    ----------    ----------   -----------
  Net loss.......................     $       --       $   (1,727)   $   (9,382)   $     (631)  $    (6,338)
  Accretion of beneficial
     conversion feature related
     to convertible preferred
     stock.......................             --               --            --            --        (3,362)
                                      ----------       ----------    ----------    ----------   -----------
  Net loss available to common
     stockholders................     $       --       $   (1,727)   $   (9,382)   $     (631)  $    (9,700)
                                      ==========       ==========    ==========    ==========   ===========
  Net loss per share (basic and
     diluted)....................     $       --       $    (0.23)   $    (1.22)   $    (0.08)  $     (1.26)
                                      ==========       ==========    ==========    ==========   ===========
  Weighted average shares used in
     computing net loss per share
     (basic and diluted).........      6,806,353        7,551,484     7,685,993     7,685,993     7,685,993
                                      ==========       ==========    ==========    ==========   ===========
  Pro forma net loss per share
     (basic and diluted).........                                    $    (0.95)                $     (0.83)
                                                                     ==========                 ===========
  Pro forma weighted average
     shares used in computing net
     loss per share (basic and
     diluted)....................                                     9,904,834                  11,638,176
                                                                     ==========                 ===========


                                                                AT MARCH 31, 1999
                                                              ---------------------
                                                                         PRO FORMA
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $ 9,048   $    53,763
  Working capital...........................................    2,702        47,417
  Total assets..............................................   18,257        62,972
  Short-term notes payable..................................    5,294         5,294
  Short-term notes payable to related parties...............    1,929         1,929
  Total stockholders' equity................................    8,146        52,861



     The pro forma net loss per share and pro forma weighted average shares give effect to the conversion of 1,650,000 and 2,200,000 shares of our Series A Preferred Stock at December 31, 1998 and March 31, 1999, respectively, and 594,000 shares of our Series B Convertible Preferred Stock issued and deemed to have been issued at December 31, 1998 and March 31, 1999, into 3,381,831 and 4,388,329 shares of our common stock at December 31, 1998 and March 31, 1999, respectively, upon the consummation of this offering. Pro forma weighted average shares were determined based upon the original date of issuance. The Pro Forma As Adjusted column gives effect to the conversion of all shares of Series A Preferred Stock and Series B Convertible Preferred Stock into 4,388,329 shares of our common stock upon the consummation of this offering. The Pro Forma As Adjusted column also gives effect to this offering of common stock at the initial public offering price of $11.00 per share and our receipt of $44.7 million in estimated net proceeds.

                                  RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should consider the following factors and the other information in this prospectus carefully before deciding to purchase shares of our common stock.

WE HAVE RECENTLY STARTED OPERATIONS AND HAVE EXPERIENCED LOSSES SINCE OUR INCEPTION. OUR BUSINESS MUST EXPAND FOR US TO ATTAIN PROFITABILITY.

     We are an early stage company with a history of losses. Through December 31, 1998, we have generated only $4.8 million in net revenues. We have incurred significant losses since we were founded in November 1996, we have an accumulated deficit of $9.4 million through December 31, 1998, and we expect to incur losses at least through the end of 2000. We may not successfully complete the transition to successful operations or profitability. Early stage companies such as ours frequently encounter problems, delays and expenses. These include, but are not limited to, unanticipated problems and additional costs related to marketing, competition and product acquisitions and development. These problems may be beyond our control, and in any event, could adversely affect our results of operations. See "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE HAVE A BROAD BUSINESS MODEL THAT WILL REQUIRE THE DEVELOPMENT OF MANY DIFFERENT AREAS. IF WE FAIL TO IMPLEMENT ANY OF THE KEY ELEMENTS OF OUR BUSINESS PLAN, OUR BUSINESS MAY NOT SUCCEED.

     We have embarked on an ambitious plan to provide products, educational programs and support systems to women to help them make better decisions regarding their health care in midlife. There is a limited market awareness of our company and the products and services we offer. To be successful, we must continue to develop, coordinate and balance various elements of our business. Among other things, we must:

     - generate market demand for the products we offer, prepare and disseminate information about midlife women's health care and establish the Women First(TM) brand,

     - convince OB/GYNs and the nurse practitioners and physician assistants focused on women's health to prescribe and recommend the products we offer,

     - maintain and obtain rights to market and distribute products and integrate them into our business, and

     - augment sales and marketing and manage different distribution channels for the products we offer.

If we fail to implement any of these key elements of our business plan, our business may not succeed.

MANY OF OUR PRODUCT AGREEMENTS REQUIRE US TO MAKE MINIMUM PAYMENTS OR MAKE A MINIMUM NUMBER OF SALES CALLS. IF OUR SALES OF THESE PRODUCTS DO NOT EXCEED THE COSTS OF THESE MINIMUMS, OUR MARKETING AND DISTRIBUTION OF THESE PRODUCTS WILL NOT BE PROFITABLE AND OUR RESULTS OF OPERATIONS WILL BE HARMED.

     We have acquired the right to market and sell many of the products we offer through license or co-promotion agreements with third parties. Some of these agreements require us to make minimum payments or make a minimum number of sales calls regardless of our actual sales of product covered by the agreement. The minimum payments we are required to make or our costs of making the minimum number of sales calls under these agreements may exceed our sales of the products to which these minimum payments or minimum sales calls relate, and, as a result, our marketing and distribution of some or all of these products may not be profitable. In particular, our distribution agreement for the Ortho-Est(R) oral estrogen product requires us to make minimum aggregate payments of $40.1 million to Ortho-McNeil Pharmaceutical, Inc. over the remaining nine-year period of the contract, regardless of the actual sales performance of this product. Under this agreement, we are required to make minimum payments of $6.6 million during 1999. The minimum payments in future years decrease annually based on a ten-year forecast that was determined at the time the contract was executed.

     Our co-promotion agreement with Ortho-McNeil Pharmaceutical, Inc. relating to the Ortho Tri-Cyclen(R) oral contraceptive product and a new oral combination estrogen and progestin hormonal replacement therapy (HRT) product requires us to make a significant number of sales calls each year during the term of the agreement, with the number increasing significantly after the launch of the new HRT product. Ortho-McNeil will not be required to make the minimum payments to us that are contemplated by the co-promotion agreement with respect to the Ortho Tri-Cyclen(R) product if we fail to make a specified portion of the required sales calls for that product or if the growth in Ortho-McNeil's market share for oral contraceptives among the clinicians we call on does not exceed the growth in Ortho-McNeil's market share among a control group of clinicians. Ortho-McNeil also may reduce the payments otherwise required to be paid to us under the agreement with respect to the new oral HRT product if we do not make a specified portion of the minimum number of sales calls for that product. The co-promotion agreement also limits the number of products other than Ortho Tri-Cyclen(R) and the new HRT product that our sales force may present during the same sales call as Ortho Tri-Cyclen(R) and the new HRT product.

     In addition, the pharmacy management agreement with Health Script, a wholly owned division of Dura Pharmaceuticals, Inc., requires us to pay a minimum monthly management fee of $22,800 during the two-year term of the agreement. We are also obligated to pay future development fees of $625,000 to CHPNC, LLC prior to September 25, 2000 for the development of the Benefit:Risk Assessment Model. In June 1999, we entered into a letter agreement with Laboratoires Fournier S.A. to negotiate in good faith the final terms of, and enter into, a distribution and license agreement under which we would have the exclusive right (subject to exceptions) to market, use, distribute and sell the Esclim(TM) estrogen transdermal system in various dosages in the United States and Puerto Rico. The definitive agreement would require us to pay Fournier a non-refundable license fee of $1.45 million payable over a two-year period, with $700,000 of this fee subject to sales objectives being reached. Our failure to generate sales exceeding the specified minimum payments or the costs of the minimum sales calls could have a material adverse effect on our business and could give the other party the right to terminate or modify the contract. For more information concerning our agreements containing minimum payment and minimum sales call obligations, see "Business -- Licensing and Co-Promotion Agreements."

MANY OF OUR PRODUCT AGREEMENTS MAY BE TERMINATED IF WE FAIL TO MAKE MINIMUM PURCHASES, MAKE A MINIMUM NUMBER OF SALES CALLS OR FOR OTHER REASONS. THIS COULD FORCE US TO DISCONTINUE SALES OF KEY PRODUCTS AND COULD HARM OUR RESULTS OF OPERATIONS.

     Our contracts relating to the products we offer contain various provisions that allow the other party to terminate the contract, which, if exercised, could force us to discontinue sales of the product and could have a material adverse effect on our business. Our co-promotion agreement with Bristol-Myers Squibb U.S. Pharmaceuticals Group relating to the cholesterol-lowering drug Pravachol(R) provides that Bristol-Myers Squibb may terminate the agreement in the event that Pravachol(R) prescriptions written in the United States by designated OB/GYNs and the nurse practitioners and physician assistants in their offices do not exceed specified minimum prescription amounts. These specified minimum amounts increase quarterly in the first year and yearly from year to year thereafter. Bristol-Myers Squibb may terminate the agreement in the event that prescriptions for Pravachol(R) written by the clinicians covered by the agreement do not exceed these minimum amounts for two consecutive quarters or the yearly prescription forecasts for one year. September 30, 1999 is the end of the first two consecutive quarter period under the agreement. These minimum amounts require us to achieve a significant increase over the number of prescriptions for this product currently written by the clinicians designated by the agreement and substantially exceed the baseline amounts used for purposes of calculating the performance fee under the contract. Furthermore, the co-promotion agreement with Bristol-Myers Squibb contains a provision that allows Bristol-Myers Squibb to terminate the agreement upon a change of control of Women First. As a result, we could lose our rights to market and sell Pravachol(R) if we fail to meet our minimum performance obligations or if we are acquired.

     Our co-promotion agreement with Ortho-McNeil Pharmaceutical, Inc. allows Ortho-McNeil to terminate the contract if we fail to make a specified portion of the required sales calls for three consecutive quarters. Ortho-McNeil also may terminate the agreement if there is a change of control of Women First or if either Edward F. Calesa, the Chairman of the Board, or David F. Hale, our President and Chief Executive Officer, is no longer associated with Women First (other than as a result of death or disability). In addition, the co-promotion agreement covers a new oral hormonal replacement therapy (HRT) product which has not yet been approved by the FDA. If the new HRT product has not been approved by the FDA or the product has not been launched prior to October 1, 2000, either party may terminate the agreement.

     Our seven-year agreement with BioFilm for the ViAmor(TM) vaginal moisturizer and our ten-year agreement with Price Invena ApS for the SafeStart(TM) umbilical cord clamp/cutter also require us to make specified minimum purchases. If we do not make the specified minimum purchases of the ViAmor(TM) product, the agreement provides that BioFilm's exclusive remedy is termination of the contract and $25,000 in liquidated damages. Under the agreement for the SafeStart(TM) product, our failure to achieve a certain level of purchases will result in our exclusive distribution rights becoming non-exclusive.

     In addition, our contract with Ortho-McNeil Pharmaceutical, Inc. relating to the Ortho-Est(R) oral estrogen product allows Ortho-McNeil to terminate the contract (1) upon one year's notice so long as Ortho-McNeil provides us with a one-year supply of the Ortho-Est(R) product and uses reasonable commercial efforts to transfer the manufacturing and distribution rights to the product to us or (2) immediately if the cost of FDA revalidation, should it become necessary, exceeds $3 million. Most of our contracts permit termination by the other party if we breach our obligations, including our minimum payment commitments, under the contracts or enter bankruptcy. For more information about how our product agreements may be terminated, see "Business -- Licensing and Co-Promotion Agreements."

IF MIDLIFE WOMEN DO NOT USE AND THEIR CLINICIANS DO NOT RECOMMEND THE PRODUCTS WE OFFER, WE WILL CONTINUE TO EXPERIENCE SIGNIFICANT LOSSES.

     The products we license, acquire or co-promote may not achieve market acceptance. The market acceptance of these products will depend on, among other factors:

     - their advantages over existing competing products,

     - their perceived efficacy and safety,

     - the actual or perceived side effect profile of hormonal replacement therapies, and

     - the reimbursement policies of the government and third-party payors.

     Our model assumes that our marketing programs and the growth in our target market will result in increased demand for the products we offer. If our marketing programs do not succeed in generating a substantial increase in demand for our products, we will be unable to realize our operating objectives. In addition, our business model seeks to build on the expanding roles of OB/GYNs and the nurse practitioners and physician assistants focused on women's health, and our marketing efforts are concentrated on this group. If the clinicians we target do not recommend and prescribe the products we offer or if midlife women do not regularly use these products, we will continue to experience significant losses and our business will be adversely affected. Moreover, if we fail to develop the market-wide brand identity for Women First that we are seeking, our business will be adversely affected.

ANY FAILURE BY US TO OBTAIN RIGHTS TO ADDITIONAL PRODUCTS OR TO ACQUIRE COMPANIES AND SUCCESSFULLY INTEGRATE THEM WILL LIMIT OUR GROWTH AND MAY HARM OUR BUSINESS.

     We plan to obtain rights to additional products through license, co-promotion or acquisition agreements and may acquire companies that complement our business. Our failure to obtain rights to market products or to acquire products or companies on acceptable terms or to integrate these products or companies into our organization could harm our business. We may not be able to identify appropriate licensing, co-promotion or acquisition candidates in the future. Even if we identify an appropriate candidate, competition for it may be intense. We may not be able to successfully negotiate the terms of a license, co-promotion or acquisition agreement on commercially acceptable terms. The negotiation of agreements to obtain rights to additional products or to acquire companies could divert our management's time and resources from our existing business. Moreover, we may be unable to finance an acquisition or integrate a new product or company into our existing business. If we use shares of our common stock as consideration for one or more significant acquisitions, our stockholders could suffer significant dilution of their ownership interests.

OUR QUARTERLY FINANCIAL RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY AND MAY FAIL TO MEET OR EXCEED THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, WHICH COULD CAUSE THE PRICE OF OUR STOCK TO DECLINE SIGNIFICANTLY.

     Our quarterly operating results may fluctuate significantly based on factors such as:

     - changes in the acceptance or availability of the products we offer,

     - the timing of new product offerings, acquisitions or other significant events by us or our competitors,

     - regulatory approvals and legislative changes affecting the products we offer or those of our competitors,

     - the productivity of our sales force,

     - the timing of expenditures for the expansion of our operations, and

     - general economic and market conditions and conditions specific to the health care industry.

     Due to our short operating history and the difficulty of predicting demand for the products we offer, we are unable to accurately forecast our revenues. For example, we only recently began co-promoting the cholesterol-lowering drug Prevachol(C) and have not yet begun co-promoting the Ortho Tri-Cyclen(R) oral contraceptive or Ortho-McNeil Pharmaceutical, Inc.'s new oral combination hormonal replacement therapy product. Accordingly, we have little basis to estimate our revenues from co-promoting these products. In addition, we plan to obtain rights to additional products and fund additional sales and marketing and general and administrative activities, all of which would increase our operating expenses. Accordingly, we may experience significant, unanticipated quarterly losses. Because of these factors, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors, which could have a material adverse effect on our stock price. For a further discussion of expenditures and other factors that could affect our results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

THE HEALTH CARE INDUSTRY AND THE MARKETS FOR THE PRODUCTS WE OFFER ARE VERY COMPETITIVE. WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY, ESPECIALLY AGAINST ESTABLISHED INDUSTRY COMPETITORS WITH SIGNIFICANTLY GREATER FINANCIAL RESOURCES.

     The health care industry is highly competitive. Most of our competitors and those of our collaborative partners are large well-known pharmaceutical, life science and health care companies that have considerably greater financial, sales, marketing and technical resources than we have. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with product lines we market and distribute. In addition, competitors may elect to devote substantial resources to marketing their products to midlife women and may choose to develop educational and information programs like those we have developed to support their marketing efforts. Our business, financial condition and results of operations could be materially and adversely affected by any one or more of such developments.

     The pharmaceutical products we offer face significant competition. The Ortho-Est(R) oral estrogen product, which has experienced declining sales and market share and currently represents less than 1% of the market share of estrogen replacement products sold in the U.S., competes with the Premarin(R) oral estrogen product and the Prempro(R) and Premphase(R) combination oral estrogen and progestin products, all of which are marketed by Wyeth-Ayerst Laboratories, Inc. The Ortho-Est(R) product also competes with several other estrogen products, including branded and generic products, taken orally and through transdermal patches and creams, as well as non-hormonal replacement therapy products marketed by Merck & Co., Inc. and Eli Lilly & Company. The Ortho Tri-Cyclen(R) product competes with other oral contraceptive products marketed by Wyeth-Ayerst, Warner-Lambert Company, Organon Inc. and Berlex Laboratories. Ortho Tri-Cyclen(R) also competes with other forms of contraception including contraceptive implants, progestin injections, intrauterine devices, spermicides, diaphragms, cervical caps, female condoms, emergency contraception and sterilization. The new oral combination hormonal replacement therapy product covered by our co-promotion agreement with Ortho-McNeil Pharmaceutical, Inc., if approved and launched, will compete primarily with Prempro(R) and Premphase(R) combination oral estrogen and progestin products and a combination estrogen and progestin patch manufactured by Noven Pharmaceuticals, Inc. and marketed by Rhone-Poulenc Rorer. The new oral HRT product will also compete with oral estrogen and transdermal estrogen products as well as oral progestin products. The Pravachol(R) brand competes with other cholesterol-lowering products marketed by Merck, Warner-Lambert Company/Pfizer, Inc., Novartis Pharmaceuticals Corporation and Bayer Corporation. In addition, micronized progesterone and other hormonal replacement therapy products compounded by Women First Pharmacy Services compete with compounded hormonal replacement therapy products distributed by regional and national pharmacies. In 1998, Solvay Pharmaceuticals, Inc. received FDA approval to market an oral capsule containing micronized progesterone developed and manufactured by Schering Plough Corporation. Products compounded by Women First Pharmacy Services may also compete with FDA approved pharmaceutical products.

     Competition for the self-care products we offer also is significant. The ViAmor(TM) vaginal moisturizer competes against a number of well-known brands of vaginal moisturizers and lubricants. The IntegraVie(TM) line of skin care products faces competition from products from other cosmetics and dermatological companies. As We Change, LLC competes with a number of catalog companies and Internet retailers focusing on self-care products. Our educational products will compete with products that have been developed by medical professionals and non-professionals alike. Our Internet site, womenfirst.com, competes with other Internet sites focused on women's health as well as sites focused on health in general. Our failure to adequately respond to the competitive challenges faced by the products we offer could have a material adverse effect on our business, financial condition and results of operations.

IF WE DO NOT SUCCESSFULLY MANAGE ANY GROWTH WE EXPERIENCE, WE MAY EXPERIENCE INCREASED EXPENSES WITHOUT CORRESPONDING REVENUE INCREASES.

     Our business plan will, if implemented, result in rapid expansion of our operations. This expansion may place a significant strain on our management, financial and other resources. It also will require us to increase expenditures before we generate corresponding revenues. Our ability to manage future growth, should it occur, will depend upon our ability to identify, attract, motivate, train and retain highly skilled managerial, financial, business development, sales and marketing and other personnel. Competition for these employees is intense. Moreover, the addition of products or businesses will require our management to integrate and manage new operations and an increasing number of employees and could require us to expand into new areas such as pharmaceutical development. We may not be able to implement successfully and maintain our operational and financial systems or otherwise adapt to growth. Any failure to manage growth, if attained, would have a material adverse effect on our business.

WE MAY NOT BE ABLE TO OBTAIN REIMBURSEMENT FOR THE PHARMACEUTICAL PRODUCTS WE OFFER. ANY FAILURE TO OBTAIN REIMBURSEMENT COULD REQUIRE US TO DISCONTINUE SALES OF A PARTICULAR PRODUCT AND COULD HARM OUR RESULTS OF OPERATIONS.

     Our ability to market new and existing pharmaceutical products depends in part on whether health care payors, including government authorities, private health insurers, health maintenance organizations and managed care organizations, will provide sufficient reimbursement for the products we offer. Third-party payors are increasingly challenging the prices of pharmaceutical products and demanding data to justify the inclusion of new or existing products in their formularies. Significant uncertainty exists regarding the reimbursement status of pharmaceutical products, and we cannot predict whether additional legislation or regulation affecting third-party coverage and reimbursement will be enacted in the future, or what effect such legislation or regulation would have on our business. Reimbursement may not be available for the products we offer and reimbursement granted may not be maintained. In particular, sales of the Ortho-Est(R) oral estrogen product may be adversely affected by formularies that require substitution of generics on prescriptions written for the Ortho-Est(R) product unless the physician indicates "dispense as written" on the prescription. Additionally, sales through Women First Pharmacy Services may be limited by pharmacy benefit management groups that restrict participation in their networks. Moreover, limits on reimbursement available from third-party payors may reduce the demand for, or adversely affect the price of, the products we offer. The unavailability or inadequacy of third-party reimbursement for the products we offer would have a material adverse effect on our results of operations.

WE DO NOT CURRENTLY CONDUCT PHARMACEUTICAL RESEARCH AND DEVELOPMENT. THIS MAY LIMIT THE RANGE OF PRODUCTS WE OFFER.

     We do not presently conduct our own pharmaceutical research and development programs. In addition, we do not presently anticipate conducting our own discovery research for pharmaceutical products. However, we may obtain rights to develop and market a product in clinical development. If that occurs, we intend to rely on third parties to perform the development work. We may not be able to obtain arrangements for development by third parties on commercially reasonable terms, if at all, and this may limit the range of products we are able to market and distribute.

TECHNOLOGICAL CHANGE COULD RENDER THE PHARMACEUTICAL PRODUCTS WE OFFER OBSOLETE.

     The pharmaceutical products that we market and distribute could be rendered obsolete or uneconomical by the development of new drugs or devices to treat the conditions that they address. Technological advances affecting costs of production or marketing also could adversely affect our ability to sell products. In addition, our own licensing, acquisition, co-promotion or development of additional products could adversely affect the demand for the products we currently offer if the new product has the same or similar indications as one or more of the products we currently offer.

WE ARE DEPENDENT ON SINGLE SOURCES OF SUPPLY FOR ALL OF THE PRODUCTS WE OFFER. IF ONE OF OUR SUPPLIERS FAILS TO SUPPLY ADEQUATE AMOUNTS OF A PRODUCT WE OFFER, OUR SALES MAY SUFFER AND WE COULD BE REQUIRED TO ABANDON A PRODUCT LINE.

     We are dependent on single sources of supply for all of the products we offer. With respect to these products, we cannot guarantee that these third parties will be able to provide adequate supplies of products in a timely fashion. We also face the risk that one of our suppliers could become insolvent, declare bankruptcy, lose its production facilities in a disaster, be unable to comply with applicable government regulations or lose the governmental permits necessary to manufacture the products it supplies to us. If we are unable to renew or extend an agreement with a third-party supplier, if an existing agreement is terminated or if a third-party supplier otherwise cannot meet our needs for a product, we may not be able to obtain an alternative source of supply in a timely manner or at all. In these circumstances, we may be unable to continue to market products as planned and could be required to abandon or divest ourselves of a product line on terms which would materially adversely affect us.

WE MAY BE EXPOSED TO PRODUCT AND PROFESSIONAL LIABILITY CLAIMS NOT COVERED BY INSURANCE THAT WOULD HARM OUR BUSINESS.

     We may be exposed to product or professional liability claims. Although we believe that we currently carry and intend to maintain appropriate product and professional liability insurance, we cannot guarantee that this insurance will be sufficient to cover all possible liabilities. A successful suit against us could have an adverse effect on our business and financial condition if the amounts involved are material.

WE ARE UNCERTAIN OF OUR ABILITY TO OBTAIN ADDITIONAL FINANCING FOR OUR FUTURE CAPITAL NEEDS. IF WE ARE UNABLE TO OBTAIN ADDITIONAL FINANCING, WE MAY NOT BE ABLE TO CONTINUE TO OPERATE OUR BUSINESS.

     We will require significant amounts of additional capital to achieve our goals. We believe that the net proceeds from the offering, together with existing cash balances, will be sufficient to meet our working capital, capital expenditure requirements and minimum purchase commitments through the end of the year 2000. Our future capital requirements will depend on many factors including:

     - the costs of our sales and marketing activities and our education programs for clinicians and women,

     - competing product and market developments,

     - the costs of acquiring or developing new products,

     - the costs of expanding our operations, and

     - our ability to generate positive cash flow from our sales.

Additional funding may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to curtail significantly or defer one or more of our marketing or educational programs or to limit or postpone obtaining new products through license, acquisition or co-promotion agreements. If we raise additional funds through the issuance of equity securities, the percentage ownership of our then-current stockholders may be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If we raise additional funds through the issuance of debt securities, these new securities would have certain rights, preferences and privileges senior to those of the holders of our common stock, and the terms of these debt securities could impose restrictions on our operations. For a further discussion of expenditures and other factors that could affect our need for future capital, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

OUR MANAGEMENT WILL HAVE SUBSTANTIAL DISCRETION OVER THE USE OF THE NET PROCEEDS OF THE OFFERING AND MAY NOT APPLY THEM EFFECTIVELY.

     We expect to use the net proceeds of the offering for increased sales and marketing efforts, obtaining rights to additional products, acquiring businesses, working capital and other general corporate purposes. We also intend to use approximately $8.0 million to repay principal and interest on the $7.5 million principal amount of short-term notes we issued in a private placement in March 1999. Nevertheless, management will have significant flexibility in applying the net proceeds of the offering. The failure of our management to apply these funds effectively would have a material adverse effect on our business.

OUR INABILITY TO OBTAIN NEW PROPRIETARY RIGHTS OR TO PROTECT AND RETAIN OUR EXISTING RIGHTS COULD IMPAIR OUR COMPETITIVE POSITION AND ADVERSELY AFFECT OUR SALES.

     We believe that the patents, trademarks, copyrights and other proprietary rights that we own or license, or that we will own or license in the future, will continue to be important to our success and competitive position. If we fail to maintain our existing rights or cannot acquire additional rights in the future, our competitive position may be harmed. Due to the length of time and expense associated with bringing new pharmaceutical products to market, there are benefits associated with acquiring or licensing products that are protected by existing patents or for which patent protection can be obtained. While some products we offer, such as the Pravachol(R) cholesterol-lowering drug, the SafeStart(TM) umbilical cord clamp/cutter and the IntegraVie(TM) line of skin care products, incorporate patented technology, most of the products we sell are not protected by patents. We have applied for registration of a number of key trademarks and intend to introduce new trademarks, service marks and brand names. We intend to take the actions that we believe are necessary to protect our proprietary rights, but we may not be successful in doing so on commercially reasonable terms, if at all. In addition, parties that license their proprietary rights to us may face challenges to their patents and other proprietary rights and may not prevail in any litigation regarding those rights. Moreover, our trademarks and the products we offer may conflict with or infringe upon the proprietary rights of third parties. If any such conflicts or infringements should arise, we would have to defend ourselves against such challenges. We also may have to obtain a license to use those proprietary rights or possibly cease using those rights altogether. Any of these events could harm our business. For more information concerning our existing proprietary rights, see "Business -- Intellectual Property."

MUCH OF OUR BUSINESS IS SUBJECT TO REGULATION. REGULATORY BODIES COULD IMPAIR OR ELIMINATE OUR ABILITY TO CONDUCT PORTIONS OF OUR BUSINESS.

     Many of our activities are subject to extensive regulation by one or more federal, state or local agencies. These regulatory bodies have the power to restrict or eliminate many of our business activities, and to seek civil and criminal penalties for noncompliance with applicable laws and regulations. For example, products compounded by Women First Pharmacy Services will be subject to legislation containing, among other elements, provisions restricting the advertising of compounded products and strictly limiting the compounding of pharmaceuticals. The FDA also has proposed a limit of 20% on interstate shipments of compounded drugs with respect to total prescriptions dispensed and a 5% limit on interstate shipments of any one compounded pharmaceutical product by a given pharmacy. Changes in existing laws and regulations could adversely affect our business. For further discussion of these regulatory matters, see "Business -- Government Regulation."

OUR FAILURE TO RETAIN THE PRINCIPAL MEMBERS OF OUR MANAGEMENT TEAM OR TO HIRE ADDITIONAL QUALIFIED EMPLOYEES WOULD ADVERSELY AFFECT OUR ABILITY TO IMPLEMENT OUR BUSINESS PLAN.

     Our success depends upon the retention of the principal members of our management, technical and marketing staff, particularly Edward F. Calesa, the Chairman of the Board, and David F. Hale, our President and Chief Executive Officer. The loss of the services of Mr. Calesa, Mr. Hale or other key members of our management team might significantly delay or prevent the achievement of our development and strategic objectives. Our co-promotion agreement with Ortho-McNeil Pharmaceutical, Inc. relating to the Ortho Tri-Cyclen(R) oral contraceptive and a new oral combination hormonal replacement therapy product contains a provision that would allow Ortho-McNeil to terminate the agreement if either Mr. Calesa or Mr. Hale is no longer associated with Women First (except as a result of their death or disability). We have entered into employment contracts with Mr. Calesa and Mr. Hale. We are the beneficiary of a life insurance policy on the life of Mr. Calesa in the amount of $2.0 million. We do not have life insurance policies on the lives of any other members of our management team. Our success also depends on our ability to attract additional qualified employees. Companies in the pharmaceutical and health care industries compete intensely for qualified personnel. We have agreed not to solicit sales representatives from Johnson & Johnson or any of its subsidiaries or from any contractor of Ortho-McNeil Pharmaceutical, Inc. that provides a sales force that calls on physicians. Our inability to retain our existing personnel or to hire additional qualified employees would have a material adverse effect on our company.

OUR MANAGEMENT AND EXISTING STOCKHOLDERS WILL RETAIN SUBSTANTIAL CONTROL OVER OUR VOTING STOCK AND CAN MAKE DECISIONS THAT COULD ADVERSELY AFFECT OUR BUSINESS AND OUR STOCK PRICE.


     Upon completion of this offering, Edward F. Calesa and his family members will jointly own 42.9% of our common stock. Johnson & Johnson Development Corporation, a subsidiary of Johnson & Johnson, will own approximately 11.1% of our common stock. Johnson & Johnson Development Corporation's percentage beneficial ownership of our common stock would be greater than 11.1% following the offering if it purchases the shares reserved for it in this offering. At the request of Women First, the underwriters in this offering have reserved for sale to Johnson & Johnson Development Corporation at the initial public offering price 272,727 shares of our common stock. For more information regarding the shares reserved for purchase by Johnson & Johnson Development Corporation, see "Certain Transactions" and "Underwriting." Our present directors, executive officers and principal stockholders as a group will beneficially own approximately 57.0% of the outstanding common stock. Accordingly, if all or certain of such stockholders were to act together, they would be able to exercise significant influence over or control the election of our Board of Directors, the management and policies of Women First and the outcome of certain corporate transactions or other matters submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. For a discussion of prior transactions involving our principal stockholders, see "Certain Transactions."

     Management and our existing stockholders, acting together, will be able to prevent or effect a change in control of Women First and will be able to amend certain provisions of our certificate of incorporation and bylaws at any time. The interests of management and our existing stockholders may conflict with the interests of our other holders of common stock, and this concentration of ownership may discourage others from initiating potential merger, takeover or other change in control transactions.

OUR BUSINESS MAY BE INTERRUPTED BY YEAR 2000 PROBLEMS IF OUR VENDORS, CUSTOMERS OR PAYORS ARE UNABLE TO CONVERT THEIR SYSTEMS OR IF ANY OF OUR INTERNAL SYSTEMS ARE NOT COMPLIANT.

     The Year 2000 issue results from computer programs having been written using two digits rather than four to define the applicable year. Computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. If any of our internal systems are affected by a Year 2000 problem, we may experience a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. In addition, we cannot predict the extent to which the Year 2000 issue will affect our vendors, customers or payors and other parties that provide us with significant products and services, or the extent to which we would be vulnerable if these parties fail to resolve any Year 2000 issues on a timely basis. Any failure on the part of these parties to achieve Year 2000 compliance on a timely basis could materially adversely affect us. For example, a system failure on the part of our key suppliers or customers could result in our failing to receive adequate supplies of products or our being unable to process sales.

     In addition, disruptions in the economy generally resulting from Year 2000 issues could also materially adversely affect us. We could be subject to litigation due to computer systems or product failure, including as a result of equipment shutdown or failure to properly date business records. We cannot reasonably estimate at this time the amount of potential liability and lost revenue that could result from Year 2000 issues. For more information concerning Year 2000 issues that could affect our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Year 2000 Compliance."

THE PUBLIC MARKET FOR OUR COMMON STOCK MAY BE VOLATILE, AND THE PRICE OF OUR STOCK MAY FLUCTUATE FOR REASONS UNRELATED TO OUR OPERATING PERFORMANCE. A SIGNIFICANT DECLINE IN THE PRICE OF OUR STOCK COULD LEAD TO A CLASS ACTION LAWSUIT AGAINST US.

     There has been no prior public market for our common stock, and we do not know whether investor interest in Women First will lead to the development of an active trading market. We will determine the initial public offering price for the shares of common stock through our negotiations with the underwriters. You may not be able to sell your shares at or above the initial public offering price. The market prices and trading volumes for securities of emerging companies, like Women First, historically have been highly volatile and have experienced significant fluctuations both related and unrelated to the operating performance of those companies. The price of the common stock after the offering may fluctuate widely, depending on many factors, including factors that may cause our quarterly operating results to fluctuate as well as market expectations and other factors beyond our control. In the past, following periods of volatility in the market price of a company's securities, class action litigation has often been instituted against that company by some of its stockholders. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources, which could materially and adversely affect our results of operations and financial condition.

SALES OR THE PERCEPTION OF FUTURE SALES OF OUR COMMON STOCK MAY IMPAIR OUR STOCK PRICE.


     Sales of substantial numbers of shares of our common stock, or the perception that such sales could occur, could adversely affect the market price of our common stock and make it more difficult for us to raise funds through equity offerings in the future. A substantial number of outstanding shares of common stock and shares of common stock issuable upon exercise of outstanding stock options will become available for resale in the public market at prescribed times. Upon completion of this offering, we will have 16,574,322 shares of common stock outstanding. The 4,500,000 shares sold in the offering will be freely tradable under the Securities Act of 1933, as amended, unless held by our "affiliates" as defined in Rule 144 under the Securities Act. Of the 12,074,322 shares of common stock outstanding as of April 30, 1999, 9,698,993 will be eligible for sale under Rule 144 under the Securities Act, subject to volume and other limitations, upon the expiration of 180-day lock-up agreements described below. As of April 30, 1999, we had 2,277,435 shares of common stock reserved for issuance upon the exercise of stock options granted or available for grant under the Women First HealthCare Long-Term Incentive Plan and the Women First Incentive Stock Plan and 541,128 shares reserved for issuance upon exercise of outstanding warrants. Some of our stockholders have rights that entitle them to register their common stock under the Securities Act at our expense. In addition, we intend to register the shares of common stock reserved for issuance under the Women First Long-Term Incentive Plan and the Women First Incentive Stock Plan after this offering.



     All of our currently outstanding shares of common stock, substantially all shares of common stock issuable upon the conversion or exercise of outstanding shares of preferred stock and warrants and the shares of stock issuable upon exercise of options held by Women First's directors and officers are subject to lock-up agreements with the underwriters pursuant to which the current directors, officers and stockholders of Women First have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any hedging transactions with respect to, any common stock or securities convertible into or exchangeable for common stock for a period of 180 days after the date of the underwriting agreement. Allen & Company Incorporated may in its sole discretion and at any time without notice release all or any portion of such securities subject to the lock-up agreements. The underwriters do not presently intend to grant permission to sell any securities subject to the lock-up agreements.


WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT COULD PREVENT AN ACQUISITION OF OUR COMPANY AT A PREMIUM PRICE.

     Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that we intend to adopt prior to the closing of the offering may make it difficult for a third party to acquire us and could discourage a third party from attempting to acquire us at a premium price. These include provisions classifying our board of directors, prohibiting stockholder action by written consent and requiring advance notice for nomination of directors and stockholders' proposals. In addition, Section 203 of the Delaware General Corporation Law also imposes restrictions on mergers and other business combinations between us and any holders of 15% or more of our common stock. Moreover, our new certificate of incorporation will allow our board of directors to issue, without further stockholder approval, preferred stock that could have the effect of delaying, deferring or preventing a change in control. The issuance of preferred stock also could adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. The provisions of our proposed new certificate of incorporation and bylaws, as well as certain provisions of Delaware law, may have the effect of discouraging or preventing an acquisition, or disposition of, our business. Some of our key contracts contain provisions that would allow the other party to the agreement to terminate the agreement upon a change of control. These provisions also may diminish the opportunities for a stockholder to participate in certain tender offers, including tender offers at prices above the then-current fair market value of our common stock. See "Description of Capital Stock -- Preferred Stock" and "-- Certificate of Incorporation, Bylaw and Statutory Provisions Affecting Stockholders" for a more detailed discussion of these anti-takeover provisions.

                 CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS


     Some of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including, among other things:


     - implementing our business strategy,

     - obtaining and expanding market acceptance of the products we offer,

     - obtaining the rights to market and distribute additional products,

     - meeting our minimum purchase requirements under key contracts, and

     - competing in the pharmaceutical and self-care products markets for women in midlife.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "potential," "continue," "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results and events may vary significantly from those discussed in the forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and we assume no obligation to update them or to explain the reasons why actual results may differ. In light of these assumptions, risks and uncertainties, the forward-looking events discussed in this prospectus might not occur.

              HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING


     We estimate that we will receive net proceeds of approximately $44.7 million from this offering based upon the initial public offering price per share of $11.00 and the deduction of the underwriting discount and commissions and estimated offering expenses. We estimate that we will receive net proceeds of $51.6 million if the underwriters' over-allotment option is exercised in full. We expect to use the net proceeds of the offering for:


     - increased sales and marketing efforts,

     - obtaining rights to additional products,

     - acquiring companies, and

     - working capital and other general corporate purposes.

     We also intend to use approximately $8.0 million to repay principal and interest on the $7.5 million principal amount of short-term notes we issued in a private placement in March 1999. These notes bear interest at a rate of 9% per annum and mature on March 1, 2000. Pending these uses, we intend to invest the net proceeds of this offering in investment-grade, interest bearing securities. We believe that the net proceeds from this offering, together with existing cash balances, will be sufficient to meet our working capital, capital expenditure requirements and minimum purchase commitments through the end of the year 2000. For more information about our uses of proceeds of this offering, see "Risk Factors -- Our management will have substantial discretion over the use of the net proceeds of the offering and may not apply them effectively" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                DIVIDEND POLICY

     We presently anticipate that we will retain all of our future earnings to finance the development and expansion of our business and provide working capital. Therefore, we do not anticipate paying any cash dividends on our common stock. We have not paid any dividends on our common stock in the past.

                                 CAPITALIZATION


     The following table sets forth the capitalization and cash and cash equivalents of Women First as of March 31, 1999. The Actual column sets forth information on an actual basis as of March 31, 1999. The Pro Forma column gives effect to the conversion of all shares of Series A Preferred Stock and Series B Convertible Preferred Stock into 4,388,329 shares of common stock upon the closing of this offering. The Pro Forma As Adjusted column gives further effect to the issuance of 4,500,000 shares of common stock at the initial public offering price of $11.00 per share and the receipt of the estimated net proceeds from this offering of $44.7 million as if it had occurred as of March 31, 1999. You should read this table in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this prospectus.



                                                                    MARCH 31, 1999
                                                          ----------------------------------
                                                                                  PRO FORMA
                                                           ACTUAL    PRO FORMA   AS ADJUSTED
                                                          --------   ---------   -----------
                                                                (DOLLARS IN THOUSANDS,
                                                                EXCEPT PER SHARE DATA)
Cash and cash equivalents...............................  $  9,048   $  9,048     $ 53,763
Short-term notes payable................................     5,294      5,294        5,294
Short-term notes payable to related parties.............     1,929      1,929        1,929
Stockholders' equity:
  Series A Preferred Stock, $.01 par value; 2,200,000
     shares authorized; 2,200,000 shares issued and
     outstanding at March 31, 1999......................        22         --           --
  Series B Convertible Preferred Stock, $.01 par value;
     690,000 shares authorized; 550,000 shares issued
     and outstanding and 44,000 shares to be issued at
     March 31, 1999.....................................         6         --           --
  Common stock, $.001 par value, 40,000,000 shares
     authorized; 8,026,310 shares issued and 7,685,993
     shares outstanding at March 31, 1999 (12,414,639
     shares issued and 12,074,322 shares outstanding pro
     forma; 16,914,639 shares issued and 16,574,322
     shares outstanding pro forma as adjusted)..........         8         12           17
Treasury stock..........................................      (100)      (100)        (100)
Additional paid-in capital..............................    29,107     29,131       73,841
Deferred compensation...................................    (1,814)    (1,814)      (1,814)
Accumulated deficit.....................................   (19,083)   (19,083)     (19,083)
                                                          --------   --------     --------
     Total stockholders' equity.........................     8,146      8,146       52,861
                                                          --------   --------     --------
          Total capitalization..........................  $ 15,369   $ 15,369     $ 60,084
                                                          ========   ========     ========


     The information regarding our outstanding common stock excludes (1) 2,084,254 shares of common stock issuable upon the exercise of options outstanding as of March 31, 1999 under the Women First HealthCare Long-Term Incentive Plan and the Women First Incentive Stock Plan at a weighted average exercise price of $1.32 per share; (2) 541,128 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 1999; (3) 193,181 additional shares of common stock issuable upon the exercise of options available for issuance under the Women First HealthCare Long-Term Incentive Plan; (4) up to 54,900 shares of common stock which we may be required to issue pursuant to an earn-out based on the 1999 operating results of As We Change, LLC; and (5) up to 675,000 shares issuable to new investors if the underwriters' over-allotment option is exercised in full.

                                    DILUTION


     The pro forma net tangible book value of Women First as of March 31, 1999 was $4.3 million or $0.36 per share after giving effect to the conversion of all shares of preferred stock into 4,388,329 shares of common stock upon consummation of this offering. Pro forma net tangible book value per share represents the amount of total tangible assets of Women First reduced by the amount of its total liabilities, divided by the total pro forma number of shares of common stock outstanding. The pro forma as adjusted net tangible book value of Women First as of March 31, 1999 would have been $49.1 million, or $2.96 per share of common stock, after giving effect to the sale of 4,500,000 million shares of common stock at the initial public offering price of $11.00 per share (after deducting estimated underwriting discounts and other estimated expenses of this offering). This represents an immediate increase in pro forma net tangible book value of $2.60 per share to existing stockholders and an immediate dilution of $8.04 per share to new investors. The following table illustrates the per share dilution in pro forma net tangible book value to new investors:



Initial public offering price...............................           $11.00
Pro forma net tangible book value per share as of March 31,
  1999......................................................  $ 0.36
Increase per share attributable to new investors............    2.60
                                                              ------
Pro forma as adjusted net tangible book value per share
  after the offering........................................             2.96
                                                                       ------
Dilution per share to new investors.........................           $ 8.04
                                                                       ======



     The following table summarizes as of March 31, 1999 on a pro forma basis (after giving effect to the conversion of all outstanding shares of preferred stock into 4,388,329 shares of common stock upon the consummation of the offering) the differences in total consideration paid and the average price per share paid by existing stockholders and new investors, at the initial public offering price of $11.00 per share, with respect to the number of shares of common stock purchased from Women First.


                                              SHARES PURCHASED       TOTAL CONSIDERATION     AVERAGE
                                            ---------------------   ---------------------   PRICE PAID
                                              NUMBER      PERCENT     AMOUNT      PERCENT   PER SHARE
                                            -----------   -------   -----------   -------   ----------
Existing stockholders.....................   12,074,322     72.9%   $25,690,731     34.2%     $ 2.13
New investors.............................    4,500,000     27.1     49,500,000     65.8      $11.00
                                            -----------    -----    -----------    -----
          Total...........................   16,574,322    100.0%   $75,190,731    100.0%
                                            ===========    =====    ===========    =====


     If the underwriters' over-allotment option is exercised in full, Women First will issue an additional 675,000 shares to new investors, representing 3.9% of the total of 17,249,322 shares outstanding, and the total consideration from new investors will be $56,925,000, representing 68.9% of the total of $82,615,731 consideration paid for all shares outstanding, at the initial public offering price of $11.00 per share.


     The information presented above with respect to existing stockholders excludes (1) 2,084,254 shares of common stock issuable upon the exercise of options outstanding as of March 31, 1999 under the Women First HealthCare Long-Term Incentive Plan and the Women First Incentive Stock Plan at a weighted average exercise price of $1.32 per share; (2) 541,128 shares of common stock issuable upon the exercise of outstanding warrants (3) 193,181 shares of common stock issuable upon the exercise of options available for issuance under the Women First HealthCare Long-Term Incentive Plan; and (4) up to 54,900 shares of common stock which we may be required to issue pursuant to an earn-out based on 1999 operating results of As We Change, LLC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     We derived the information below from our consolidated financial statements audited by Ernst & Young LLP, independent auditors, for the period from November 1, 1996 (inception) through December 31, 1996 and for the years ended December 31, 1997 and December 31, 1998. The consolidated statement of operations data for the three months ended March 31, 1998 and 1999 and the consolidated balance sheet data as of March 31, 1999 have been derived from our unaudited financial statements and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the financial data for these periods and as of March 31, 1999. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contained in this prospectus. We accounted for the acquisition of As We Change, LLC using the purchase method of accounting. Accordingly, our Consolidated Statement of Operations Data reflect the results of operations for this business since we acquired it on October 21, 1998. Historical financial statements and pro forma financial information for As We Change, LLC are included elsewhere in this prospectus.

                                        PERIOD FROM
                                     NOVEMBER 1, 1996          YEARS ENDED               THREE MONTHS
                                        (INCEPTION)           DECEMBER 31,             ENDED MARCH 31,
                                          THROUGH        -----------------------   ------------------------
                                     DECEMBER 31, 1996      1997         1998         1998         1999
                                     -----------------   ----------   ----------   ----------   -----------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Net revenue......................     $       --       $       --   $    4,834   $       --   $     4,303
  Costs and expenses
    Cost of sales..................             --               --        2,648           --         2,783
    Marketing and sales............             --              791        5,478          318         4,986
    General and administrative.....             --              975        5,912          432         2,599
    Research and development.......             --               --          573           --           291
                                        ----------       ----------   ----------   ----------   -----------
        Total costs and expenses...             --            1,766       14,611          750        10,659
                                        ----------       ----------   ----------   ----------   -----------
  Loss from operations.............             --           (1,766)      (9,777)        (750)       (6,356)
  Interest income, net.............             --               39          395          119            18
                                        ----------       ----------   ----------   ----------   -----------
  Net loss.........................             --           (1,727)      (9,382)        (631)       (6,338)
  Accretion of beneficial
    conversion feature related to
    convertible preferred stock....             --               --           --           --        (3,362)
                                        ----------       ----------   ----------   ----------   -----------
  Net loss available to common
    stockholders...................     $       --       $   (1,727)  $   (9,382)  $     (631)       (9,700)
                                        ==========       ==========   ==========   ==========   ===========
  Net loss per share (basic and
    diluted).......................     $       --       $    (0.23)  $    (1.22)  $    (0.08)  $     (1.26)
                                        ==========       ==========   ==========   ==========   ===========
  Weighted average shares used in
    computing net loss per share
    (basic and diluted)............      6,806,353        7,551,484    7,685,993    7,685,993     7,685,993
                                        ==========       ==========   ==========   ==========   ===========
  Pro forma net loss per share
    (basic and diluted)............                                   $    (0.95)               $     (0.83)
                                                                      ==========                ===========
  Pro forma weighted average shares
    used in computing net loss per
    share (basic and diluted)......                                    9,904,834                 11,638,176
                                                                      ==========                ===========

                                                                                        MARCH 31, 1999
                                                   AT DECEMBER 31,                 ------------------------
                                     -------------------------------------------                 PRO FORMA
                                           1996             1997         1998        ACTUAL     AS ADJUSTED
                                     -----------------   ----------   ----------   ----------   -----------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents........     $    1,000       $      567   $    4,438   $    9,048      $53,763
  Working capital..................            967              394        3,364        2,702        47,417
  Total assets.....................          1,033              776       12,504       18,257        62,972
  Short-term notes payable.........             --               --           --        5,294         5,294
  Short-term notes payable to
    related parties................             --               --           --        1,929         1,929
  Total stockholders' equity.......          1,000              531        8,436        8,146        52,861



     The pro forma net loss per share and the pro forma weighted average shares give effect to the conversion of 1,650,000 and 2,200,000 shares of our Series A Preferred Stock at December 31, 1998 and March 31, 1999, respectively, and 594,000 shares of our Series B Convertible Preferred Stock issued and deemed to have been issued at December 31, 1998 and March 31, 1999 into 3,381,831 and 4,388,329 shares of our common stock upon the consummation of this offering. Pro forma weighted average shares were determined based upon the original date of issuance. The Pro Forma As Adjusted column gives effect to the conversion of all shares of Series A Preferred Stock and Series B Convertible Preferred Stock into 4,388,329 shares of our common stock upon the consummation of this offering. The Pro Forma As Adjusted column also gives effect to this offering of common stock at the initial public offering price of $11.00 per share and our receipt of $44.7 million in estimated net proceeds.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of Women First's financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Information" and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

OVERVIEW

     Women First HealthCare is a specialty health care company dedicated to improving the health of midlife women. Our mission is to help midlife women make informed choices about their physical and emotional health and to provide pharmaceutical products, self-care products, educational programs and support systems to help midlife women improve the quality of their lives. We market these products in the United States through a number of channels including our dedicated sales force, our direct-to-consumer marketing programs and the Internet.

RESULTS OF OPERATIONS

     We were engaged in development stage operations from November 1, 1996 (the date of our inception) through December 31, 1997 and did not earn any revenue during this period. Operations during this period consisted primarily of formulating a marketing plan, conducting market research, developing strategic relationships, acquiring equipment, performing administrative functions and raising capital. In January 1998, we began to implement our plans for growth by actively recruiting management, staff and sales personnel, consummating distribution agreements, launching products and implementing previously planned educational programs and support systems. We began selling and distributing the Ortho-Est(R) oral estrogen product in July 1998 and acquired As We Change, LLC on October 21, 1998. As a result, we believe the operating results for the year ended December 31, 1998 are not comparable to the operating results for the year ended December 31, 1997.

     We have incurred significant losses since we were founded in November 1996. We had an accumulated deficit of $9.4 million as of December 31, 1998, and we expect to incur losses at least through the end of 2000. We believe that due to our limited operating history we are unable to accurately predict our future results of operations. Accordingly, our operating results should not be relied upon as an indication of future performance. We review the operating results of our business as a specialty health care company with one operating segment.

     The results of operations include the results of our operations since our inception and the actual results of operations of As We Change, LLC from its acquisition date on October 21, 1998 in accordance with the purchase method of accounting.


     During the year ended December 31, 1998 and the quarter ended March 31, 1999, we recorded aggregate deferred compensation of $728,000 and $1.7 million, respectively, in connection with the grant of stock options at exercise prices less than the deemed fair value on the grant date. We are amortizing deferred compensation over the vesting period of the related options, which is generally four years. For more information relating to these grants and related expenses, see Note 7 of the Notes to Consolidated Financial Statements.

THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THREE MONTHS ENDED MARCH 31, 1998

     Net Revenue. For the three months ended March 31, 1999, total net revenue was $4.3 million, which was derived primarily from sales of the Ortho-Est(R) oral estrogen pharmaceutical product of $2.4 million and sales from our subsidiary As We Change, LLC, a national mail-order catalog and Internet retailer of $1.6 million. We were in the development stage during 1997 and 1996 and recorded no revenue through March 31, 1998.

     Costs and Expenses. Costs and expenses increased $9.9 million to $10.7 million for the three months ended March 31, 1999 from $750,000 for the three months ended March 31, 1998. The increase in costs and expenses was due primarily to the growth in commercial operations in the three months ended March 31, 1999 compared to limited development stage operations in the three months ended March 31, 1998. In connection with the grant of certain stock options to employees and consultants during 1999 and 1998, we recorded $488,000 in compensation expense for the three months ended March 31, 1999 and $10,000 for the three months ended March 31, 1998.

     Cost of sales was $2.8 million, or 64.7% of net revenue, for the three months ended March 31, 1999 as compared to none for the same period in 1998. Cost of sales consists primarily of the amounts we pay for products under supply agreements.

     Marketing and sales expense increased $4.7 million to $5.0 million for the three months ended March 31, 1999 from $318,000 for the three months ended March 31, 1998 primarily due to increases in the number of employees and the corresponding increased salary expense resulting from the establishment of a direct sales organization, the acquisition of As We Change, LLC, costs associated with the Distinguished Professor Conference, a component of the clinician education program, held in January 1999, increased travel and business entertainment expense and increased expenses for market research, product literature and professional samples.

     General and administrative expenses increased $2.2 million to $2.6 million for the three months ended March 31, 1999 from $432,000 for the three months ended March 31, 1998 primarily due to increases in the number of employees and the increased salary and employee benefits expense, increased management incentive bonus expense, increased professional fees and increased depreciation and amortization expense from capital expenditures and the purchase of intangible assets associated with the acquisition of As We Change, LLC.

     Research and development expense was $291,000 for the three months ended March 31, 1999 compared to none in the comparable period in 1998. Research and development expense consists primarily of salaries and payments for contracted development programs. During the three months ended March 31, 1999, we commenced testing of the patient health questionnaire and software product, the "Benefit:Risk Assessment Model," and capitalized $137,000 associated with the product. The contract for the "Benefit:Risk Assessment Model" requires us to pay an additional $313,000 in 1999 and $175,000 in 2000 for the development programs for the model.

     Loss from Operations. For the reasons discussed above, the loss from operations increased $5.6 million to $6.4 million for the three months ended March 31, 1999 from $750,000 for the three months ended March 31, 1998.

     Interest Income, net. Interest income, net decreased $101,000 to $18,000 for the three months ended March 31, 1999 due primarily to reduced cash balances in the three months ended March 31, 1999 as compared to the three months ended March 31, 1998 and the interest expense on short-term notes issued in March 1999.

     Accretion of beneficial conversion feature related to convertible preferred stock. A $3.4 million charge for the three months ended March 31, 1999 has been recognized as an increase of the net loss available to common stockholders equal to the intrinsic value of the beneficial conversion feature of the Series A Preferred Stock issued in February 1999. The intrinsic value in these shares of Series A Preferred Stock represents the difference between the conversion price of the Series A Preferred Stock issued in February 1999 and the fair value of our common stock at the time of issuance.


YEARS ENDED DECEMBER 31, 1998 AND 1997 AND THE PERIOD FROM NOVEMBER 1, 1996 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1996

     Net Revenue. For 1998, total net revenue was $4.8 million, which was derived primarily from sales of the Ortho-Est(R) oral estrogen pharmaceutical product beginning in July 1998 of $3.7 million and sales from our subsidiary As We Change, LLC, a national mail-order catalog and Internet retailer, beginning October 21, 1998 of $899,000. We were in the development stage during 1997 and 1996 and recorded no revenue through March 31, 1998.

     Costs and Expenses. Costs and expenses increased $12.8 million to $14.6 million for 1998 from $1.8 million for 1997. The increase in costs and expenses was due primarily to the establishment of commercial operations in 1998 compared to limited development stage operations in 1997. In connection with the grant of certain stock options to employees during 1998, we recorded $112,000 in compensation expense. We did not report costs and expenses during the period from inception through December 31, 1996.

     Cost of sales was $2.6 million for 1998 as compared to none for 1997. We began to incur expenses related to sales of the Ortho-Est(R) oral estrogen product in July 1998. We do not manufacture the products we offer. Accordingly, our cost of sales reflects amounts we pay for products under supply agreements.

     Marketing and sales expense increased $4.7 million to $5.5 million for 1998 from $791,000 for 1997 primarily due to increases in the number of employees and the corresponding increased salary expense resulting from the establishment of a direct sales organization, increased outside services for market research, recruiting, consulting and other professional fees, increased travel and business entertainment, and the acquisition of As We Change, LLC in October 1998.

     General and administrative expenses increased $4.9 million to $5.9 million for 1998 from $975,000 for 1997 primarily due to increases in the number of employees and the corresponding increased salary expense, the adoption of a management incentive bonus plan, increased outside services for consulting and other professional fees, increased occupancy costs due to the establishment of the corporate office in San Diego, increased travel and business entertainment, and increased depreciation and amortization expense from increased capital expenditures and the purchase of intangible assets associated with the acquisition of As We Change, LLC.

     Our research and development expense consists primarily of salaries and payments for contracted development programs. Research and development expense was $573,000 for 1998 compared to none in 1997. In 1998, we made payments of $275,000 for the contracted development of a patient health questionnaire and software product, the "Benefit:Risk Assessment Model."

     Loss from Operations. For the reasons discussed above, loss from operations increased $8.0 million to $9.8 million for 1998 from $1.8 million for 1997. We did not report an operating profit or loss for the period from inception through December 31, 1996.

     Interest Income, net. Interest income increased $356,000 to $395,000 for 1998 from $39,000 for 1997 primarily due to interest income earned on the investment of unused cash proceeds from the issuance of Series A Preferred Stock. We did not earn any interest income during the period from inception through December 31, 1996.

     Income Taxes. We have incurred approximately $7.8 million of net operating losses in 1998 for both federal and California tax purposes that are available to be carried forward, subject to certain change of control limitations. The federal and California tax loss carryforwards will begin to expire in 2018 and 2003, respectively, unless previously utilized. Upon the issuance of shares of common stock contemplated in the initial public offering, we would be limited to approximately $6.7 million of net operating loss carryforwards per year for federal and state tax purposes. We have recognized a valuation allowance for the deferred tax asset because we are uncertain of our ability to utilize these losses in the future, and we have determined that it is more likely than not that we will not generate taxable income sufficient to recover the deferred tax assets. For 1997, we were an S Corporation for federal and state income taxes. Accordingly, all losses for 1997 were passed through to the stockholders and we did not record a provision for taxes.

FACTORS AFFECTING RESULTS OF OPERATIONS

     We incurred operating losses of $1.8 million in the year ended December 31, 1997 and $9.8 million in the year ended December 31, 1998. Due to our short operating history, our revenues have varied and are difficult to forecast on a quarterly or annual basis. However, many of our expenses are fixed, especially in the short term. In particular, we are obligated to make significant minimum payments under some of our agreements, including an annual minimum purchase ($6.6 million for 1999 and decreasing annually for the balance of the contract) for the Ortho-Est(R) oral estrogen product. In addition, we are an early stage company and have experienced significant increases in operating expenses associated with obtaining rights to market and distribute additional products and the expansion of our sales and marketing and general and administrative activities, and we expect that these increases will continue in the future. As a result of this variability in revenues and increased expenses, our results of operations have varied during our short operating history and we expect that they will continue to fluctuate significantly in the future. In addition, other factors may cause fluctuations in our revenues and results of operations, including the following:

     - the success of our sales force in distributing and co-promoting our current product line and changes in market acceptance of those products,

     - our ability to introduce new products through co-promotion or distribution agreements or otherwise,

     - legislative changes that affect our products and the way we market them and our ability to comply with new or existing regulations,

     - the amount and timing of expenditures for the expansion of our operations,

     - changes in the competitive environment that could cause us to change our pricing or marketing strategy,

     - changes in the economic and market environment generally or in the health care industry.

     To the extent our revenues do not increase in line with our expenses, we may be unable to reduce spending commitments in a timely manner to compensate for any unexpected revenue shortfall and may experience significant unanticipated losses. As a result of these factors, our operating results in one or more future periods may fail to meet the expectations of securities analysts or investors. Failure to meet these expectations could have a material adverse effect on our stock price.

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 1999, our working capital totaled $2.7 million compared to $3.4 million at December 31, 1998. Cash equivalents were $9.0 million at March 31, 1999 compared to $4.4 million at December 31, 1998.

     At December 31, 1998, our working capital totaled $3.4 million compared to $394,000 and $967,000 at December 31, 1997 and 1996, respectively. Cash and cash equivalents were $4.4 million at December 31, 1998 compared to $567,000 at December 31, 1997 and $1.0 million at December 31, 1996.

     Our primary source of liquidity has been proceeds from private placements of our equity securities. In January and May 1998, we entered into agreements to sell an aggregate of 2,200,000 shares of Series A Preferred Stock (equivalent to 4,026,000 shares of common stock), together with warrants to some of the investors, at a price of $10.00 per share. We issued 1,050,000 shares of Series A Preferred Stock (equivalent to 1,921,500 shares of common stock) and warrants immediately upon signing the January agreement and 50,000 shares of Series A Preferred Stock (equivalent to 91,500 shares of common stock) and warrants immediately upon signing the May agreement for net proceeds of $10.0 million and $453,000, respectively, with the balance of the shares issuable upon the achievement of certain operational milestones.

     In October 1998, we successfully completed the initial milestone events and issued 550,000 shares of Series A Preferred Stock (equivalent to 1,006,500 shares of common stock) and warrants for additional net proceeds of $5.3 million. During January 1999, we reached the subsequent milestone event, and in February 1999, we issued an additional 550,000 shares of Series A Preferred Stock (equivalent to 1,006,500 shares of common stock) and warrants for additional net proceeds of $5.3 million.


     In March 1999, we issued $7.5 million of short-term notes and warrants to purchase 60,756 shares of common stock in a private placement for net proceeds of $7.5 million. The notes bear interest at 9% per year, payable quarterly, and mature on March 1, 2000. We may prepay the notes at any time without penalty.


     In addition to operating expenses, our primary use of funds has been and will continue to be to fund capital expenditures, to obtain the rights to market and distribute products and to acquire companies.

     Net cash used in operating activities was $6.6 million for the three months ended March 31, 1999 and was $387,000 for the same period in 1998. Net cash used in investing activities was $1.6 million for the three months ended March 31, 1999 and was $409,000 for the same period in 1998, consisting of the deferred cash payment for the acquisition of As We Change, LLC in 1999 and net capital expenditures. Net cash provided by financing activities was $12.8 million for the three months ended March 31, 1999 and was $10.0 million for the same period in 1998, primarily consisting of the net proceeds from the issuance of equity securities and, in 1999, the issuance of short-term notes payable.

     During the first quarter of 1999, we made net capital expenditures of $528,000 for computer equipment, development of our Internet site and acquisition of licenses and other assets including production of the Benefit:Risk Assessment Model and RENEWAL a time for you(TM), a program that we are developing in conjunction with Dr. Deepak Chopra. We anticipate making net capital expenditures of approximately $12.3 million for the full year 1999. As of March 31, 1999, we have made firm commitments of approximately $500,000 for remaining 1999 capital expenditures primarily for our Internet site and the Benefit:Risk Assessment Model. We made capital expenditures of $194,000 during the three months ended March 31, 1998, primarily for furniture and fixtures and equipment.

     Net cash used in operating activities for the years ended December 31, 1998 and 1997 was $9.0 million and $1.5 million, respectively. Net cash used in investing activities for the years ended December 31, 1998 and 1997 was $2.8 million and $158,000, respectively, consisting of capital expenditures and, in 1998, the acquisition of As We Change, LLC. Net cash provided by financing activities for the years ended December 31, 1998 and 1997 was $15.7 million and $1.3 million, respectively, primarily consisting of the net proceeds from the issuance of equity securities.

     During the year ended December 31, 1998, we made capital expenditures of $749,000 for furniture and fixtures, leasehold improvements, equipment and licenses. We made capital expenditures of $158,000 during the year ended December 31, 1997 which consisted primarily of expenditures on computers, other equipment and licenses.

     In October 1998, we acquired all of the outstanding membership interests in As We Change, LLC. Total acquisition costs were $4.4 million, consisting of $1.8 million cash paid at acquisition date, $1.1 million deferred payment made March 31, 1999, 594,000 shares of Series B Preferred Stock (equivalent to 362,329 shares of common stock) and $107,000 of acquisition related expenses. We issued a total of 44,000 of these shares (equivalent to 26,835 shares of common stock) in April 1999 pursuant to an earn-out based on 1998 operating results of As We Change, LLC. We may be required to issue up to an additional 54,900 shares of common stock in April 2000 based on the 1999 operating results of As We Change, LLC.

     Our product co-promotion agreements with Bristol-Myers Squibb and Ortho-McNeil Pharmaceutical, Inc. require us to achieve minimum performance levels to receive compensation or to prevent contract termination. Because we only recently signed our co-promotion agreement with respect to the Pravachol(R) cholesterol-lowering pharmaceutical product, we do not have sufficient information to quantify the likelihood that we will meet the minimum prescription levels in 1999. In addition, we have not yet begun co-promoting the Ortho Tri-Cyclen(R) oral contraceptive or Ortho-McNeil's new oral combination hormonal replacement therapy product. Accordingly, we cannot estimate our success in co-promoting these products.

     We have experienced a substantial increase in our expenditures since our inception consistent with growth in our operations and staffing, and anticipate that this growth will continue for the next several years. Our co-promotion agreement with Ortho-McNeil Pharmaceutical, Inc. requires us to expand our field sales force to at least 100 representatives in 1999 and to further significantly expand our sales force following FDA approval of the new oral combination estrogen and progestin hormonal replacement therapy product covered by the agreement. We expect that our operating expenses will continue to increase as we obtain rights to market and distribute additional products and to expand our sales and marketing activities and our educational programs for clinicians and women.

     We also are obligated to make significant minimum payments under certain of our agreements with our collaborative partners. The minimum purchase commitment for the Ortho-Est(R) oral estrogen product is $6.6 million for 1999 and decreases annually over the remaining nine-year term of the contract for an aggregate commitment of $40.1 million. We are also obligated to make additional payments of $1.0 million for 1999 and approximately $380,000 thereafter under other agreements. Additional payments may be necessary under our pharmacy management and self-care product agreements. In addition, in June 1999, we entered into a letter agreement with Laboratoires Fournier S.A. to negotiate in good faith the final terms of, and enter into, a distribution and license agreement under which we would have the exclusive right (subject to exceptions) to market, use, distribute and sell the Esclim(TM) estrogen transdermal system in various dosages in the United States and Puerto Rico. The definitive agreement would require us to pay Fournier a non-refundable license fee of $1.45 million payable over a two-year period, with $700,000 of this fee subject to sales objectives being reached. For more information regarding our obligations under our product agreements, see "Business -- Licensing and Co-Promotion Agreements."

     We believe that based on our current performance and present plans, the proceeds from this offering, together with existing cash balances, will be sufficient to fund our operations, make planned capital expenditures and meet our minimum purchase commitments through the end of fiscal 2000. Our ability to fund our operations, to make planned capital expenditures and to meet our minimum purchase commitments will depend on our future operating performance, which is itself dependent on a number of factors, many of which we cannot control, including prevailing economic conditions, availability of other sources of liquidity, and financial, business, regulatory and other factors affecting our business and operations.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS
130). SFAS 130 requires that all components of comprehensive income, including net income, be reported in financial statements in the period in which they are recognized. SFAS is effective for fiscal years beginning after December 15, 1997. This statement had no effect on our reported net losses.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information (SFAS 131). SFAS 131 replaces SFAS 14, Financial Reporting for Segments of a Business Enterprise and changes the way companies report segment information. SFAS 131 is effective for fiscal years beginning after December 15, 1997 and has been adopted by us for the year ending December 31, 1998.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, Reporting for the Costs of Start-up Activities (SOP 98-5). This standard requires companies to expense the cost of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998 although earlier adoption is encouraged. We adopted the provisions of this SOP for the year ended December 31, 1998. The adoption of SOP 98-5 did not have a material impact on our results of operations.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement is not expected to affect us because we currently do not hold any derivative instruments or conduct any hedging activities.

YEAR 2000 COMPLIANCE

     The Year 2000 issue results from computer programs having been written using two digits rather than four to define the applicable year. Any of our computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. A system failure on the part of our key suppliers or customers could result in our failing to receive adequate supplies of products or our being unable to process sales.

     Our plan to resolve the Year 2000 issue involves the following phases: assessment, remediation, and confirmation through testing. To date, we have completed our preliminary assessment of all internal systems and equipment that could be significantly affected by the Year 2000. We have completed approximately half of the remediation phase and commenced activities in the testing and readiness confirmation phases.

     Our assessment indicated that most of our internal management information systems and other significant equipment will correctly utilize dates beyond December 31, 1999 ("Year 2000 ready"). The few components of our computing infrastructure that remain to be upgraded will be addressed during the first quarter of 1999 and will require minimal, if any, costs. We expect completion of the testing phase for all significant internal systems by the end of the second quarter 1999.

Nature and Level of Importance of Third Parties and Their Exposure to the Year 2000

     Our electronic transactions with suppliers or customers currently are not significant. Our electronic transactions with financial institutions have been assessed, and we expect to confirm their Year 2000 readiness through testing during the third quarter of 1999.

     We have queried our significant suppliers that do not share information systems with us. To date, we have received assurances from our major vendors that they are or will be Year 2000 ready prior to December 31, 1999 and we are not aware of suppliers with a Year 2000 issue that would materially impact our results of operations, liquidity or capital resources. We have begun questioning customers and payors to assess their Year 2000 readiness. However, we have no means of ensuring that our vendors, suppliers, customers or payors will be Year 2000 ready. The inability of suppliers, customers and payors to complete their Year 2000 resolution process in a timely fashion could have a material adverse effect on us.

Year 2000 Remediation Costs

     We will utilize both internal and, if necessary, external resources to reprogram or replace, test and implement our internal systems and equipment for Year 2000 modifications. Expenditures required to make us Year 2000 compliant will be expensed as incurred and are not expected to be material to our consolidated financial position or results of operations. Actual costs incurred to date have not been material.

Contingency Plans

     We have developed certain contingency plans to address failure of remediation activities as applied to internal management information systems and other significant equipment and the failure of our key suppliers to be Year 2000 ready. We have prioritized our critical suppliers and are developing plans to provide for the continuance of product availability through accelerated purchasing if we cannot obtain adequate assurances regarding a specific entity's ability to become ready for the Year 2000. We also have considered the implementation of manual order processing and fulfillment systems should the electronic systems fail.

Risk to Us

     We believe we have an effective program in place to test and confirm Year 2000 readiness in a timely manner. Based on our assessment, we do not believe that our internal operations are subject to material exposure to Year 2000 issues. As noted above, however, we have not yet completed the final phases of the Year 2000 program. In the event that our internal systems are not Year 2000 ready, or our suppliers or customers are not Year 2000 ready, we may be temporarily unable to sell products in our current distribution channels or use our financial systems to operate finance and accounting functions. As a result, we may experience a material loss of revenues that would adversely affect our results of operations. We consider this sort of interruption to be the most reasonably likely unfavorable result of any failure by us or the third parties upon whom we rely to become Year 2000 ready.

     In addition, disruptions in the economy generally resulting from Year 2000 issues could also materially adversely affect us. We could be subject to litigation due to computer systems or product failure, including as a result of equipment shutdown or failure to properly date business records. We cannot reasonably estimate at this time the amount of potential liability and lost revenue that could result from Year 2000 issues.

                                    BUSINESS

OVERVIEW

     Women First HealthCare, Inc. is a specialty health care company dedicated to improving the health of midlife women. The U.S. Census Bureau estimates that the number of midlife women (ages 35-69) will grow from approximately 57 million in 1998 to approximately 67 million in the year 2010. Every day during this period, approximately 4,000 to 5,000 women will enter menopause. Studies have shown that the long-term health care needs of women change significantly after menopause. Our mission is to help midlife women make informed choices about their physical and emotional health and to provide pharmaceutical products, self-care products, educational programs and support systems to help these women improve the quality of their lives. We market these products in the United States through a number of channels including our dedicated sales force, our direct-to-consumer marketing programs and our Internet sites, womenfirst.com and aswechange.com.

     Based on our market research and our continuing interaction with midlife women, we believe that the health needs of these women are not being met. We believe that the products, support systems and educational programs we offer will address many of these unmet needs.

     The products we offer fall within two main categories, pharmaceutical products and self-care products. The pharmaceutical products we offer include Ortho-Est(R), an oral estrogen product used in hormonal replacement therapy that we distribute pursuant to an agreement with Ortho-McNeil Pharmaceutical, Inc., Pravachol(R), a leading cholesterol-lowering drug that we co-promote with Bristol-Myers Squibb U.S. Pharmaceuticals Group, and compounded micronized progesterone and other compounded hormonal replacement therapy products that we distribute through our national home delivery pharmacy, Women First Pharmacy Services. We recently entered into a co-promotion agreement with Ortho-McNeil Pharmaceutical, Inc. under which we agreed to co-promote Ortho Tri-Cyclen(R), a leading oral contraceptive, and a new oral combination estrogen and progestin hormonal replacement therapy product that we plan to offer upon product launch, pending approval by the FDA. We intend to obtain rights to additional pharmaceutical products through license, acquisition and co-promotion agreements.

     Our self-care products include RENEWAL a time for you(TM), a program with Dr. Deepak Chopra, a noted author and physician, offering women practical approaches to achieve a sense of well-being at midlife. We are also developing a line of Women First(TM) nutritional products with the Tufts University School of Nutrition Science and Policy. Additionally, our self-care products include the IntegraVie(TM) line of skin care products, the ViAmor(TM) vaginal moisturizer, educational products and a broad array of lifestyle, nutritional, herbal and other products we sell through our national mail-order catalog, As We Change(R), and our Internet retailer, aswechange.com. We also plan to sell Women First(TM) self-care products through our Internet site, womenfirst.com.

INDUSTRY TRENDS

     We believe that the markets for pharmaceutical and self-care products for midlife women are changing because of the following trends:

     - a significant and expanding population of midlife women as the "baby boom" generation ages,

     - recognition of the dissatisfaction among midlife women about their health care,

     - an increasing awareness of the conditions and diseases that affect midlife women and the development of new products to address them,

     - the expanding roles of OB/GYNs and the nurse practitioners and physician assistants focused on women's health, and

     - increasing opportunities for product licensing, acquisition, co-promotion and development by specialty pharmaceutical companies.

  A significant and expanding population of midlife women

     According to the U.S. Census Bureau, there are approximately 57 million women in the United States between the ages of 35 and 69. That number is expected to grow to 67 million women by the year 2010. Every day during this period, approximately 4,000 to 5,000 women will enter menopause. IMS Health reports that U.S. pharmaceutical sales were approximately $74.1 billion for 1998, and that approximately 58.0% of prescription drugs are used by women. Furthermore, Medical Data International, Inc., an independent market research company, estimates that the market for women's health products in the menopause category totalled approximately $2.5 billion in 1998 and is expected to increase by an average of 16.9% each year to approximately $4.6 billion in 2002.

  Recognition of the dissatisfaction among midlife women about their health care

     We have conducted market research through an independent research company with 400 women between the ages of 45 and 55 to determine their satisfaction with current treatment approaches and alternatives. We also have held discussions with practicing physicians and other specialists in women's health care. Our research indicates that these women want menopause to be treated as a condition rather than a disease and are seeking a source of credible and comprehensive information about midlife health. We also found that midlife women want choice and individualized solutions that address their changing physical and emotional requirements. Our research and the research of third parties further suggests that:

     - most women are not proactive in their health care needs in midlife,

     - approximately 20-30% of midlife women do not fill their prescriptions for hormonal replacement therapy (HRT),

     - approximately 20% of women discontinue using HRT within nine months of initiation, and

     - most women feel that physicians do not spend sufficient time with them and approximately 40% switch physicians because of a perceived lack of time and sympathy on the part of the physician.

  Increasing focus on conditions and diseases that affect midlife women and the development of new products to address them

     As women transition through menopause, their bodies begin to reduce the production of the steroid hormones, estrogen and progesterone. Studies have shown that with the significant loss of estrogen and progesterone production after menopause, the long-term health care needs of women change significantly. Among other things, women experience changes in their cardiovascular, skeletal, neurologic, urologic and reproductive systems and may experience changes in their sexual and emotional needs. According to the American Heart Association, coronary heart disease is the single largest killer of American women. In 1996 in the United States, all cardiovascular diseases combined claimed the lives of approximately 506,000 women compared to approximately 453,000 men. The American Heart Association also estimated that approximately 52 million women had cholesterol levels of 200 mg/dL or higher in 1996. In addition, the Association of Professors of Gynecology and Obstetrics estimates that 25 million women have, or are at a high risk of developing, osteoporosis. Notwithstanding the high rate of incidence of these conditions among midlife women, researchers at the National Center on Women and Aging at Brandeis University found that nearly 60% of the women they surveyed between the ages of 45 and 75 were unaware of significant health risks such as heart disease. Studies have shown that HRT alleviates the symptoms commonly associated with menopause and may reduce the risk of cardiovascular disease and osteoporosis. We expect that the market for HRT will grow as the number of midlife women increases and the benefits of HRT relative to its side effects become better understood by women and their clinicians.

  The expanding roles of OB/GYNs and nurse practitioners and physician assistants focused on women's health

     We believe women typically seek treatment for the symptoms of menopause from OB/GYNs. In addition, approximately 54% of midlife women now utilize their OB/GYN as their primary health care provider. We believe this number will continue to grow as a result of the enactment of new laws in a number of states, including California, that require health maintenance organizations to permit women to see OB/GYNs without a referral from their primary care physicians. In addition, nurse practitioners and physician assistants are assuming broader roles in the treatment of midlife women and can now prescribe medications in a growing number of states. Notwithstanding the large number of women who use OB/GYNs as primary care physicians, we believe that OB/GYNs typically have not prescribed pharmaceutical products outside of their traditional practice area, such as pharmaceutical products that treat high cholesterol, hypertension, depression and incontinence. As their roles expand, we believe OB/GYNs and the nurse practitioners and physician assistants focused on women's health will increasingly prescribe products that address the full range of diseases and conditions that affect midlife women. We also believe that these clinicians increasingly will be called upon to recommend nonprescription self-care products to their patients, such as nutritional supplements and skin-care products.

  Increasing opportunities for product licensing, acquisition, co-promotion and development by specialty pharmaceutical companies

     Industry consolidation and cost containment pressures from government and managed care companies have increased the minimum revenues that an individual product must generate to justify active marketing and promotion by large pharmaceutical companies. Large pharmaceutical companies are focusing on current or new drugs with perceived high-volume sales potential, drugs that address global market opportunities and drugs that fit within core therapeutic or marketing priorities. As a result, major pharmaceutical companies increasingly have sought to divest non-strategic product lines or to license or co-promote products with specialty pharmaceutical companies with focused sales and marketing channels.

STRATEGY

     We believe that by responding to the current industry trends, we can become a premier marketer of health care products for midlife women and can establish Women First as a widely recognized source of pharmaceutical and self-care products targeted at this group of women. To achieve this goal, we intend to:

     - LEVERAGE THE EXPANDING ROLE OF OB/GYNS AS PRIMARY CARE PHYSICIANS. We believe that the expanding roles of OB/GYNs and the nurse practitioners and physician assistants focused on women's health create a market opportunity for us. We intend to leverage this opportunity by providing an educational platform to increase these clinicians' knowledge of the diagnosis and treatment of conditions and diseases affecting midlife women. In addition, we intend to use this platform to promote hormonal replacement therapy, oral contraceptive and cholesterol-lowering pharmaceutical products. We also anticipate using it to promote pharmaceutical products that address other conditions and diseases often affecting women later in life, such as hypertension, osteoporosis, depression and incontinence. Furthermore, we believe that these clinicians increasingly will be called upon to recommend nonprescription self-care products to their patients, such as nutritional supplements and skin-care products.


     - ENHANCE SALES THROUGH FOCUSED MARKETING EFFORTS. We intend to reach our target market of 57 million midlife women through our sales and marketing program to OB/GYN practices and our direct-to-consumer marketing program. We employ 83 sales representatives and expect to increase the number to approximately 100 during 1999. We intend to hire additional sales representatives as warranted by the growth of our business. Our sales force markets our products throughout the United States, with an emphasis on OB/GYNs and the nurse practitioners and physician assistants focused on women's health. We market our self-care products to midlife women through a comprehensive direct-to-consumer marketing program that includes the As We Change(R) catalog and the aswechange.com Internet site and the womenfirst.com Internet site. We enhance our sales and marketing efforts through our Midlife Healthline(TM) toll-free telephone service staffed with nursing professionals, counseling through Women First Pharmacy Services and our educational products.


     - BECOME A PRIMARY SOURCE FOR WOMEN'S HEALTH CARE EDUCATION. We believe that as women and clinicians become more informed, they will be more likely to use or recommend pharmaceutical and self-care products that address women's needs in midlife. Accordingly, we seek to provide credible and comprehensive information to women and their clinicians. To help us achieve this goal, we have organized a Health Advisory Board comprised of a group of pre-eminent clinicians and scientists with expertise in women's health to develop the content for a multi-dimensional educational program called Gateway to Midlife
       Health -- A Better Way(TM). Through an unrestricted grant from Women First, the Mount Sinai School of Medicine and the Women's Health Care Education Foundation has developed and sponsored the clinician education portion of the program in cooperation with the University of Southern California School of Medicine. We believe that our educational program will enhance awareness of Women First(TM) among women and their clinicians.

     - ESTABLISH "WOMENFIRST.COM" AS A COMPREHENSIVE INTERNET SITE FOR MIDLIFE WOMEN. We believe that midlife women are actively seeking an on-line forum where they can interact with others with similar health care concerns, find credible and comprehensive information and purchase products related to their particular needs. We have desgined the womenfirst.com site as an on-line community for midlife women. This Internet site contains extensive educational information for women and will contain professional materials for the clinicians who care for them. We have designed the site to be interactive and to provide access to members of our Health Advisory Board through question and answer sessions and information on upcoming educational events across the country. We are developing chat rooms for women to discuss midlife health issues. We believe that the womenfirst.com site is an effective platform to market the products we offer and, in the future, to promote the products of other companies that are targeted at midlife women.

     - SEEK PRODUCT CO-MARKETING AND PRODUCT ACQUISITION OPPORTUNITIES. We plan to expand the range of products we offer midlife women by obtaining rights to market and sell branded pharmaceutical and self-care products to these women. We will focus on products that are not being actively marketed to OB/GYNs or the nurse practitioners and physician assistants focused on women's health, that complement the product lines we currently offer or that we can distribute on an exclusive basis. We continue to engage in discussions with major pharmaceutical companies to license, acquire or co-promote pharmaceutical products that have been approved by the FDA or pharmaceutical products in the late stages of clinical development.

     Our business model is relatively new and still evolving. See "Risk Factors -- We have a broad business model that will require the development of many different areas. If we fail to implement any of the key elements of our business plan, our business may not succeed."

PRODUCTS

  Pharmaceutical Products and Medical Devices

     The pharmaceutical products we currently offer include the Pravachol(R) cholesterol-lowering pharmaceutical product, the Ortho-Est(R) hormonal replacement therapy product, and compounded hormonal replacement therapy products, including micronized progesterone, available through Women First Pharmacy Services. We recently agreed to co-promote Ortho Tri-Cyclen(R), a leading oral contraceptive, and a new oral combination estrogen and progestin hormonal replacement therapy product, which is pending approval by the FDA.

     Pravachol(R). Pravachol(R) (pravastatin sodium), an HMG-CoA reductase inhibitor or "statin," is available in three dosage strengths of 10 mg, 20 mg and 40 mg. Pravachol(R) has been shown to reduce the risk of a first heart attack and coronary heart disease, as well as the risk of future heart surgery to clear blocked arteries, in patients with high cholesterol without clinical evidence of coronary heart disease. It also has been shown to reduce the risk of recurrent heart attacks, stroke and mini-stroke as well as the risk of heart surgery to clear blocked arteries in patients with prior heart attacks and normal cholesterol (less than 240mg/dL). The Pravachol(R) product has been shown to reduce these risks by lowering total cholesterol and low density lipoprotein
(LDL), while increasing high density lipoprotein (HDL). We obtained the right to market the Pravachol(R) product to designated OB/GYNs and the nurse practitioners and physician assistants associated with OB/GYN practices pursuant to a co-promotion agreement with Bristol-Myers Squibb.

     Frost & Sullivan projects that the U.S. market for cholesterol-lowering drugs will grow at a compound annual growth rate of approximately 17.9% to $10.7 billion in 2002. According to IMS Health, the U.S. market for statins was approximately $4.6 billion in 1998, which represented over 90% of the total market for cholesterol-lowering drugs. IMS Health also reported that the Pravachol(R) product achieved U.S. sales of approximately $900 million in 1998, representing a market share of approximately 19%. Although approximately 54% of women utilize OB/GYNs as their primary care physicians, less than 1% of the prescriptions for cholesterol-lowering medications were written by OB/GYNs. Through our relationship with Bristol-Myers Squibb, we plan to address this significant market opportunity for the Pravachol(R) brand.

     Ortho-Est(R). Ortho-Est(R) (estropipate), a soybean-derived estrogen product, is available on the market in the United States in two strengths,
 .625mg and 1.25mg. The Ortho-Est(R) product replenishes declining estrogen levels in midlife women with estrone, the principal type of estrogen that the body makes following menopause. We obtained the rights to distribute and sell the Ortho-Est(R) product pursuant to an exclusive distribution agreement with Ortho-McNeil Pharmaceutical, Inc., a subsidiary of Johnson & Johnson. Women First distributes the Ortho-Est(R) product through wholesale and retail channels. Purchases by two of Women First's customers for the Ortho-Est(R) product, McKesson HBOC, Inc. and Eckerd Corporation, each comprised more than 10% of Women First's total sales in 1998.

     New HRT Product. We obtained the right to market a new oral combination estrogen and progestin hormonal replacement therapy (HRT) product to designated OB/GYNs, primary care physicians and nurse practitioners focused on women's health care in the United States and Puerto Rico pursuant to a co-promotion agreement with Ortho-McNeil Pharmaceutical, Inc. The product is the subject of a new drug application filing currently under review by the FDA. Physicians generally prescribe a progestin along with estrogen to reduce the risk of endometrial cancer in women with an intact uterus.

     Esclim(TM). In June 1999, we signed a letter of intent to finalize a distribution and license agreement with Laboratories Fournier S.A. for the exclusive right to distribute, promote and sell the Esclim(TM) product line in the United States and Puerto Rico. Esclim(TM) is an estrogen transdermal patch system that releases small amounts of estradiol, the main estrogen produced in the ovaries, through the skin on a continuous basis. Esclim(TM) replenishes declining levels of estradiol using a patented matrix technology. The product, a patch that is changed twice a week, is available in a range of dosage strengths including 25, 37.5, 50, 75 and 100 micrograms. When placed on the skin, the patch releases estradiol directly into the bloodstream. Esclim(TM), which received FDA approval in August 1998, is the leading transdermal hormone product in France and has been launched in a number of European countries and Canada.

     Studies have shown that HRT alleviates the symptoms commonly associated with menopause and may reduce the risk of cardiovascular disease and osteoporosis. However, some women experience side effects associated with HRT including bloating, weight gain, breast tenderness, headaches, nausea and breakthrough bleeding. In addition, women may discontinue using HRT due to a perceived risk of breast cancer. On balance, the Health Advisory Board believes that most midlife women would benefit from long-term usage of HRT with appropriate monitoring. However, according to the National Institutes of Health, only 15% of midlife women currently use HRT. According to IMS Health, pharmaceutical sales for HRT were approximately $1.7 billion and the oral estrogen segment of this market was approximately $1.0 billion in 1998. According to Medical Data International, Inc., the market for hormonal replacement therapy products is expected to grow by an average of 14.3% each year and is expected to reach approximately $2.9 billion in 2002.

     Ortho Tri-Cyclen(R). Ortho Tri-Cyclen(R) is an oral contraceptive for the prevention of pregnancy in women. The product is available in two regimens, a 21 day regimen and a 28 day regimen. Ortho Tri-Cyclen(R) 21 is supplied with 21 pills containing 0.35mg ethinyl estradiol and norgestimate in three concentrations, 0.180mg, 0.215mg and 0.250mg. Ortho Tri-Cyclen(R) 28 is supplied with the 21 active pills and seven pills with inert ingredients. We obtained the right to market Ortho Tri-Cyclen(R) to designated OB/GYNs, primary care physicians and nurse practitioners focused on women's health care in the United States and Puerto Rico pursuant to a co-promotion agreement with Ortho-McNeil Pharmaceutical, Inc. In addition to preventing pregnancy, use of combination oral contraceptives may provide other benefits to women, including more regular menstrual cycles, lighter blood flow during menstruation and less frequent menstrual pain, all of which can occur during the period preceding menopause. According to IMS Health, oral contraceptive sales were $1.6 billion in 1998.

     Micronized Progesterone. Micronized progesterone is a natural progesterone that is readily absorbed by the body. We compound micronized progesterone and other hormonal therapy products in capsule, cream and suppository formulations at Women First Pharmacy Services. Physicians may prescribe a progestin or natural micronized progesterone for use in conjunction with an estrogen product in women who have an intact uterus to reduce the risk of endometrial cancer. According to IMS Health, the retail market for progestins, including progesterone products, was approximately $212.5 million in 1998. Products which combine a progestin and estrogen also are available and, according to IMS Health, pharmaceutical sales for these products represented approximately $438 million in 1998.

     SafeStart(TM). SafeStart(TM) is a device that clamps and cuts the umbilical cord of newborns. We obtained rights to distribute the product through an exclusive distributorship agreement with Price Invena ApS of Denmark. We received FDA clearance to sell the product in the United States in August 1998 and began commercialization in the first quarter of 1999.

  Self-Care Products

     We offer a variety of self-care products to midlife women through our subsidiary As We Change, LLC, a national mail order catalog and Internet retailer directed at midlife women, and through our Internet site, womenfirst.com. The As We Change catalog offers women a range of more than 100 products designed to meet their needs at midlife. Our self-care products are described below.

     Nutritional Products. We are working with the Tufts University School of Nutrition Science and Policy to develop a line of Women First(TM) nutritional products uniquely formulated to address the specific needs of midlife women. We anticipate that these products will include a daily nutritional supplement coupled with specialized nutritional formulations to address specific health concerns of midlife women. To assist women in their selection of nutritional supplements, we also are creating a program to individualize nutritional recommendations to women based on factors such as family history, lifestyle and physical characteristics. We plan to offer this program to women through their clinicians as well as through womenfirst.com.

     We entered into a development and license agreement with the Tufts University in April 1999. All of the products developed in conjunction with Tufts University will be co-branded with Women First(TM) to carry the name of the Tufts University School of Nutrition Science and Policy on the product label to acknowledge Tufts' participation in the formulation of the products. We believe that the use of the Tufts name will help to differentiate our branded products in this category. We anticipate that these products will be available during the fourth quarter of 1999. According to Packaged Facts, the market for nutritional products is a large and growing market, exceeding $5 billion in annual sales in the United States in 1998.

     RENEWAL a time for you(TM). We have developed this product in conjunction with Dr. Deepak Chopra based on his research in mind/body connectivity. Dr. Chopra has sold over 10 million books and numerous audio and video tapes and has achieved worldwide recognition in his field. We believe the RENEWAL product will offer women practical approaches to achieve a sense of well-being in midlife. The product consists of a videotape, audio tape and booklet. Our market research indicated that women are concerned with emotional, social and psychological issues at midlife that are not being adequately addressed. We expect to launch this product in the second quarter of 1999. We intend to collaborate with Dr. Chopra in the development of additional products.

     IntegraVie(TM). The IntegraVie(TM) line of skin care products is our first product line formulated specifically for midlife skin. The IntegraVie(TM) products are based on patented technology developed by Cosmederm Technologies, Inc. for topical formulations of strontium, sold under the trademark element 38(TM). The element 38(TM) compound inhibits skin irritation. It enables the addition to topical skin care products of highly effective amounts of hydroxy and lactic acids that reduce the visible signs of aging, with a substantial reduction of the characteristic skin irritation associated with the use of those acids. We obtained a non-exclusive license to use this technology from Cosmederm Technologies, Inc. in December 1998 and an exclusive license to the element 38(TM) trademark from Creative Beauty Innovations, Inc. in January 1999.

     ViAmor(TM). The ViAmor(TM) vaginal moisturizer is a clear, water-soluble gel that is non-staining, non-irritating, non-toxic and odorless. The product is designed for use by midlife women, many of whom have vaginal dryness due to the decline of estrogen levels and, as a result, experience painful sexual intercourse. We signed a private label agreement in May 1998 with BioFilm, Inc. that permits us to distribute and sell this vaginal moisturizer.

     Exercise Video. The Strong Women Stay Young exercise video is based on the best-selling book of the same title by Dr. Miriam Nelson, a highly respected expert on women's health issues. Dr. Nelson's book is based on research published in December 1994 in the Journal of the American Medical Association and has sold over 300,000 copies. This research showed that weight-bearing exercises reduced the incidence of fractures associated with osteoporosis. We have the exclusive right to develop and distribute the video, which we began selling in 1998.

     Membership Program. Beginning in the third quarter of 1999, we plan to market a membership program for midlife women. We developed the program in response to our market research that indicated that women want credible information about their health care and choice and individualization in product solutions. For an annual fee, women will receive access to a broad array of educational and lifestyle products developed by Women First and access to special programs that we intend to offer periodically on the womenfirst.com Internet site. We will include the My Generation, My Choice(TM) subscription newsletter to provide a credible source of practical, ongoing information on health care for midlife women. In addition, members will be able to receive discounts for products purchased through the As We Change(R) catalog. We anticipate that the membership program will provide us with a vehicle for building communication and loyalty within our customer base and establish Women First as a widely recognized source of pharmaceutical and self-care products.

     Benefit:Risk Assessment Model. In September 1998, we entered into an exclusive licensing arrangement with CHPNC, LLC, pursuant to which we have the exclusive right to manufacture, market and sell the product entitled the "Benefit:Risk Assessment Model." We will fund the development of this product, a patient health questionnaire and software program that assesses a woman's risk for developing heart disease, breast cancer and osteoporosis. This product is based on Dr. Nananda Col's research that was published in the Journal of the American Medical Association in April 1997 and that she incorporated in her book entitled A Woman Doctor's Guide to Hormone Therapy -- How to Choose What's Right for You.

     Some of the products we offer face specific challenges, and our ability to succeed is dependent on whether we can overcome these challenges. In addition, we must achieve specified minimum requirements in order to maintain some of our product agreements. See "Risk Factors -- Many of our product agreements require us to make minimum payments or make a minimum number of sales calls. If our sales of these products do not exceed the cost of these minimums, our marketing and distribution of these products will not be profitable and our results of operations will be harmed"; "-- Many of our product agreements may be terminated if we fail to make minimum purchases, make a minimum number of sales calls or for other reasons. This could force us to discontinue sales of key products and could harm our results of operations" and "-- If midlife women do not use and their clinicians do not recommend the products we offer, we will continue to experience significant losses."

MARKETING AND SALES


     Sales Force. In August 1998, there were approximately 29,000 board certified OB/GYNs in the United States, and the membership of the American College of Obstetricians and Gynecologists has grown to approximately 37,000 physicians specializing in obstetric/ gynecologic care. We have recruited and trained a direct field sales force of 83 sales representatives to market to these practices, and we anticipate the expansion of this sales force to 100 sales representatives during 1999. Our co-promotion agreement with Ortho-McNeil Pharmaceutical, Inc. requires us to expand our field sales force to at least 100 representatives in 1999 and to further significantly expand our sales force following FDA approval of the new oral combination hormonal replacement therapy (HRT) product. We intend to hire additional sales representatives as warranted by the growth of our business. To optimize our sales efforts, we have prioritized OB/GYNs based on the frequency with which they prescribe hormonal replacement therapy products. We estimate that our current sales organization can effectively market on a prioritized basis to approximately 18,000 OB/GYNs and the primary care physicians, nurse practitioners and physician assistants focused on women's health. We have also hired a staff to support the field sales force, including customer service representatives, sales trainers and sales and contract administrators. Our Pravachol(R) co-promotion agreement provides that Bristol-Myers Squibb will support our marketing and sales activities through participation in sales force training, jointly developing marketing strategies and promotional plans and planning market research. Our co-promotion agreement with Ortho-McNeil also provides that Ortho-McNeil will support our marketing and sales activities for the Ortho Tri-Cyclen(R) oral contraceptive and the new oral HRT product covered by the agreement by providing sales training, supplying product samples and promotional materials, jointly developing marketing strategies and promotional plans with us and planning educational programs.

     Internet Strategy. We are implementing an "e-commerce" initiative through our Internet site, womenfirst.com, which we launched in May 1999. Through this site, we provide extensive educational information for women and intend to provide professional materials for the clinicians who care for them. This site is intended to be interactive and to provide access to members of our Health Advisory Board through question and answer sessions and information on upcoming educational events across the country. We are developing chat rooms for women to discuss midlife health issues with each other. In addition, we have designed the site to allow women to shop online for our consumer products and to link to the aswechange.com Internet site. Subject to the outcome of current regulatory proposals that seek to regulate pharmacies, we also intend to provide online pharmacy services through Women First Pharmacy Services on the womenfirst.com Internet site.

     Because of the significant educational content we have placed on the womenfirst.com Internet site, we believe that the site will be an attractive web link. We have entered into an agreement with iVillage Inc. to provide educational information on midlife health issues in a Women First designated area on ivillage.com and to link the iVillage site to womenfirst.com. In addition, iVillage has agreed to host four online events related to midlife health, including at least one event with Deepak Chopra, M.D. Our subsidiary As We Change, LLC, also has entered into an agreement with iVillage Inc. under which iVillage has established links on ivillage.com to the aswechange.com Internet site. There were approximately 2.7 million individual visitors to ivillage.com in October 1998, the majority of whom were women.

     Women First Pharmacy Services. We established Women First Pharmacy Services to provide a personalized, confidential and convenient way for women to fill their prescriptions. The pharmacy began operations in December 1998. Women First Pharmacy Services specializes in women's health and provides a full range of prescription products as well as compounded hormonal therapy products and other services. Women First Pharmacy Services enables us to:

     - provide individualized hormonal replacement therapy products to midlife women including micronized progesterone, estrogen and androgens,

     - supplement the physician's care with a patient-focused counseling program to assist women with questions about their medications, and

     - provide follow-up with patients relating to the acceptance of hormonal replacement therapy and other products.

     We market our pharmacy services to physicians, health plans and providers through our national sales organization and directly to women through our toll-free number (1-877 2WOMEN1) and direct mail. We also intend to market these services through the womenfirst.com Internet site and community outreach meetings. We entered into a two-year contract with Health Script, a pharmacy management company, to oversee certain operations of, and provide other services for, Women First Pharmacy Services.

     As We Change. In October 1998, we acquired As We Change, LLC, a national mail order catalog and Internet retailer directed at midlife women. As We Change, LLC offers a broad array of self-care products including nutritional, herbal, beauty, exercise, wellness and personal care products. As We Change, LLC has generated more than 100,000 orders and currently has an in-house database of nearly 110,000 customers and catalog requesters. We have launched a number of products through the As We Change(R) catalog and the aswechange.com Internet site, including the IntegraVie(TM) line of skin care products, the Strong Women Stay Young video and the ViAmor(TM) vaginal moisturizer. We will continue to utilize the catalog and Internet site as vehicles to market directly to consumers and to promote Women First(TM) products to the As We Change(R) customer base.

EDUCATIONAL AND SUPPORT PROGRAMS

     Women First Midlife Healthline(TM). Our market research indicates that women want more time with their clinicians and other health care providers. In today's managed care environment, clinicians can only spend a limited amount of time with each patient. Our Women First Midlife Healthline(TM) is staffed by trained nursing professionals who can provide help, support, advice and answers to many of the key questions and issues facing midlife women. The nurses are trained to counsel women on the treatment options available to them and to assist patients with the treatments prescribed by their clinicians. In addition, we anticipate that our Women First Midlife Healthline(TM) toll-free telephone service will become an important vehicle for communicating to women about the products and services we offer.

     The Women First Clinician Education Program. Our Health Advisory Board has developed the content for a midlife health education program entitled "Gateway to Midlife Health -- A Better Way," to educate OB/GYNs, and the primary care physicians, nurse practitioners and physician assistants focused on women's health with the goal of improving the diagnosis and treatment of midlife conditions and diseases. Through an unrestricted grant from Women First, the Mount Sinai School of Medicine and the Women's Health Care Education Foundation has developed and sponsored the clinician education portion of the program in cooperation with the University of Southern California School of Medicine.

     Our Health Advisory Board developed a Consensus Report containing its core beliefs and clinical judgments regarding the health of midlife women that was mailed to more than 30,000 OB/GYNs and the primary care physicians, nurse practitioners and physician assistants focused on women's health. In addition, the Health Advisory Board held a Distinguished Professor Conference in January 1999 that was attended by more than 90 OB/GYNs and nurse practitioners recognized as leaders in their fields. The conference generated content for a monograph and videotape that was disseminated to 30,000 clinicians across the country. This video monograph describes the Health Advisory Board's position on clinical issues affecting women in midlife. The conference content is being used to create a slide/lecture program to serve as the basis of a Distinguished Professor Lecture Series. We expect to hold a number of these conferences with OB/GYNs and the primary care physicians, nurse practitioners and physician assistants focused on women's health in 1999. The Health Advisory Board is developing "Case & Comment" newsletters to be distributed to clinicians. Each newsletter will present cases in the management of midlife women's health and include commentary by experts on the key facets of the case and its management.

     The Women First Consumer Education Program. We have developed a booklet called "A Better Way(TM) to Midlife Health -- Your Personal Guide" that provides information to women about midlife health issues including menopause. Each booklet includes a journal section where women can record their symptoms and personal health data to improve their interaction with their clinician. In addition, we plan to conduct periodic "A Better Way to Midlife Health" community meetings that provide a woman-to-woman forum for discussions of key issues surrounding midlife health and menopause. We plan to extend the reach of the program into local communities using a peer-to-peer learning/sharing approach and through the WOMENFIRST.COM Internet site.

MANUFACTURING AND LOGISTICS

     We do not plan to establish manufacturing capability. We will source the products we offer through manufacturing agreements with third-party manufacturers. The third-party manufacturers will be responsible for receipt and storage of raw materials, production, packaging, labeling and shipping of finished goods. We currently have arrangements with OMJ Pharmaceuticals, Inc., a division of Johnson & Johnson, for the supply of the Ortho-Est(R) oral estrogen product, BioFilm, Inc. for the supply of the ViAmor(TM) vaginal moisturizer and Price Invena for the supply of the SafeStart(TM) umbilical cord clamp/cutter. Bristol-Myers Squibb is responsible for the supply of the Pravachol(R) product in all distribution channels. Ortho-McNeil Pharmaceutical, Inc. is responsible for the supply of the Ortho Tri-Cyclen(R) product and the new oral hormonal replacement therapy product in all distribution channels. For more information about our sources of supply, see "Risk Factors -- We are dependent on single sources of supply for all of the products we offer. If one of our suppliers fails to supply adequate amounts of a product we offer, our sales may suffer and we could be required to abandon a product line."

     Initially, we intend to engage independent companies specializing in the distribution of pharmaceutical and medical products to pharmacies and hospitals to provide physical distribution and logistics management for the pharmaceutical and medical device products we distribute. Livingston Healthcare Services, Inc. currently provides these services.

COMPETITION

     The health care industry is highly competitive. Most of our competitors and those of our collaborative partners are large well-known pharmaceutical, life science and health care companies that have considerably greater financial, sales, marketing and technical resources than we have. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with product lines we market and distribute. The pharmaceutical industry is characterized by continuous product development and technological change. The pharmaceuticals we market and distribute could be rendered obsolete or uneconomical by pharmaceuticals developed by competitors, technological advances affecting the cost of production, or marketing or pricing action by one or more competitors. In addition, competitors may elect to devote substantial resources to marketing their products to midlife women and may choose to develop educational and information programs like those we have developed to support their marketing efforts. Our business, financial condition and results of operations could be materially and adversely affected by any one or more of such developments.

  Pharmaceutical Products

     The pharmaceutical products we offer face significant competition. The Ortho-Est(R) oral estrogen product, which represents less than 1% of the U.S. market for hormonal replacement therapy products (with 1998 U.S. sales of $10 million), competes with the Premarin(R) oral estrogen product and Prempro(R) and Premphase(R) combination oral estrogen and progestin products, all of which are produced by Wyeth-Ayerst Laboratories, Inc. The Ortho-Est(R) brand also competes with several other estrogen replacement products including generics taken orally and through transdermal patches and creams, as well as non-hormonal replacement therapy products marketed by Merck & Co., Inc. and Eli Lilly & Company. The Ortho Tri-Cyclen(R) product competes with other oral contraceptive products marketed by Wyeth-Ayerst, Warner-Lambert Company, Organon Inc. and Berlex Laboratories. Ortho Tri-Cyclen(R) also competes with other forms of contraception including contraceptive implants, progestin injections, intrauterine devices, spermicides, diaphragms, cervical caps, female condoms, emergency contraception and sterilization. The new oral combination hormonal replacement therapy (HRT) product covered by our co-promotion agreement with Ortho-McNeil Pharmaceutical, Inc., if approved and launched, will compete primarily with Prempro(R) and Premphase(R) combination oral estrogen and progestin products and a combination estrogen and progestin patch manufactured by Noven Pharmaceuticals, Inc. and marketed by Rhone-Poulenc Rorer. The new oral HRT product will also compete with oral estrogen and transdermal estrogen products as well as oral progestin products. The Pravachol(R) brand competes with other cholesterol-lowering products marketed by Merck, Warner-Lambert Company/Pfizer, Inc., Novartis Pharmaceuticals Corporation and Bayer Corporation. In addition, micronized progesterone and other hormonal replacement therapy products compounded by Women First Pharmacy Services compete with compounded hormonal replacement therapy products distributed by regional and national pharmacies. In 1998, Solvay Pharmaceuticals, Inc. received FDA approval to market an oral capsule containing micronized progestrone developed and manufactured by Schering Plough Corporation. Products compounded by Women First Pharmacy Services may also compete with FDA-approved pharmaceuticals. Each of these competitors has substantially greater marketing, sales and financial resources than we do.

  Self-Care Products

     Competition for the other products we offer also is significant. The ViAmor(TM) vaginal moisturizer competes against a number of well-known brands of vaginal moisturizers and lubricants. The IntegraVie(TM) line of skin care products faces competition from products from leading cosmetics and dermatological companies. As We Change, LLC competes with a number of catalog companies and Internet retailers focusing on self-care products. Transitions for Health(TM) offers a wide range of nutritional and herbal products for midlife women and Self Care(R), Well & Good(TM), Feel Good(TM), Solutions(R) and HealthyHome(TM) promote general lifestyle and personal care products.

     Our educational products will compete with products that have been developed by medical professionals and non-professionals alike. Our Internet site, womenfirst.com, will compete with other Internet sites focused on women's health as well as sites focused on health care issues in general.

LICENSING AND CO-PROMOTION AGREEMENTS

     Ortho-Est(R). We obtained the rights to distribute and sell the Ortho-Est(R) product in the United States and Puerto Rico pursuant to an exclusive distribution agreement dated as of July 1, 1998 with Ortho-McNeil Pharmaceutical, Inc., a subsidiary of Johnson & Johnson. The agreement requires us to make minimum aggregate payments of $40.1 million to Ortho-McNeil over the remaining nine-year term of the agreement, regardless of the actual sales performance of the Ortho-Est(R) product. The minimum payments in future years decrease annually based on a 10-year forecast that was determined at the time the contract was executed. We are required to make a minimum payment of $6.6 million during 1999. If our annual purchases of the Ortho-Est(R) product exceed our minimum payments, we are entitled to the amount of this excess less specified royalties and manufacturing costs. Ortho-McNeil may terminate the distribution agreement (1) upon one year's notice so long as Ortho-McNeil provides us with a one-year supply of the Ortho-Est(R) product and uses reasonable commercial efforts to transfer to us the manufacturing and distribution rights to the product, (2) if the cost of FDA revalidation, should it be necessary, exceeds $3 million, or (3) for other specified reasons.

     Pravachol(R). We obtained the right to co-promote the Pravachol(R) product in the United States to OB/GYNs, primary care physicians designated as OB/GYNs by Bristol-Myers Squibb U.S. Pharmaceuticals Group, and nurse practitioners and physician assistants associated with OB/GYN practices, pursuant to a three-year co-promotional agreement effective March 1, 1999 with Bristol-Myers Squibb. Under the agreement, we are responsible for the costs incurred by both parties in approved promotions of the product to the clinicians covered by the agreement (less a specified credit) and for the training of our sales force relating to the Pravachol(R) product. Bristol-Myers Squibb is responsible for the manufacture, shipping, distribution and warehousing of the product as well as billing and collection services. Bristol-Myers Squibb has agreed to pay specified costs associated with product samples and education of the clinicians covered by the agreement.

     Bristol-Myers Squibb compensates us with a performance fee paid quarterly based upon the number of prescriptions written by the clinicians covered by the agreement above an applicable baseline number. During the first year, the quarterly baseline amount increases each quarter. During the second and third years, the baseline amounts increase by a percentage which reflects growth in prescriptions for pravastatin in the United States over the prior year. Our compensation is calculated based on a percentage of net sales from prescriptions in excess of the applicable baseline amount as adjusted to reflect previous payments. In addition, we are entitled to receive a residual compensation payment during the 24-month period following the expiration of the agreement as long as Bristol-Myers Squibb does not terminate the agreement due to our breach of or failure to perform our obligations under the agreement.


     In the event that Pravachol(R) prescriptions written in the United States by the clinicians covered by the agreement do not exceed specified minimum prescription amounts that increase quarterly in the first year and yearly from year to year thereafter, Bristol-Myers Squibb may terminate the agreement. The minimum amounts require us to achieve a significant increase over the number of prescriptions for this product currently written by the clinicians covered by the agreement and substantially exceed the baseline amounts used for purposes of calculating the performance fee. Bristol-Myers Squibbs' termination rights arise upon either our failure to meet certain prescription forecasts for two consecutive quarters or the yearly prescription forecasts for one year. September 30, 1999 is the end of the first two consecutive quarter period under the agreement. Moreover, if we experience a change in control, Bristol-Myers Squibb may terminate the agreement. A change in control includes: (1) the sale of any securities which transfers over 50% of our assets relating to the product to any person, (2) any person or entity that derives more than half of its gross revenues from the sale, licensing or distribution of drug products, nutritional agents and drug products or the provision of drug or device management services becoming the beneficial owner of 20% of the combined voting power of Women First, or (3) any person becoming the beneficial owner of 50% of the combined voting power of Women First. The agreement may also be terminated for other specified reasons.


     Ortho Tri-Cyclen(R) and a New Oral HRT Product. We obtained the right to co-promote the Ortho Tri-Cyclen(R) product and a new oral combination estrogen and progestin hormonal replacement therapy (HRT) product in the United States and Puerto Rico to designated physicians and nurse practitioners in the field of women's health care pursuant to a co-promotion agreement with Ortho-McNeil Pharmaceutical, Inc. effective July 1, 1999 and continuing through December 31, 2002 unless earlier terminated. We may extend this agreement for one additional year provided minimum sales goals are met.

     The agreement requires Ortho-McNeil to compensate us for sales of Ortho Tri-Cyclen(R) with a performance fee based on the value of Ortho-McNeil's net increase in its market share of oral contraceptive products for the prescriptions written by the clinicians called on by us over the increase, if any, in Ortho-McNeil's market share for oral contraceptive products for the prescriptions written by the clinicians who are not called on by us. The agreement also calls for Women First to receive minimum payments commencing in 2000 if minimum performance goals are met. Ortho-McNeil will not be required to make the minimum payments contemplated by the agreement with respect to the Ortho Tri-Cyclen(R) product if we fail to make a specified portion of the required sales calls for that product or if the growth in Ortho-McNeil's market share for oral contraceptives among the clinicians called on by us does not exceed the growth in Ortho-McNeil's market share among a control group of clinicians. The agreement gives Ortho-McNeil the right, in its sole discretion, to replace Ortho Tri-Cyclen(R) with another oral contraceptive if Ortho-McNeil is giving the new oral contraceptive sufficient prominence in its own sales efforts. The same compensation and minimum performance goals under the agreement would apply to the new oral contraceptive. Ortho-McNeil will compensate us for sales of the new oral HRT product upon approval by the FDA, if obtained, and product launch through a compensation arrangement based on the net sales of the product from prescriptions written by the clinicians who are called on by us. Ortho-McNeil also may reduce the payments otherwise required to be paid to us under the agreement with respect to the new oral HRT product if we do not make a specified portion of the minimum number of sales calls for that product.

     Under the co-promotion agreement, we are responsible for our costs in promoting the products covered by the agreement and our out-of-pocket expenses in training our sales force, except for the costs of certain promotional materials, training materials and expenses and product samples which will be provided by Ortho-McNeil. Ortho-McNeil is responsible for the manufacture, labeling, distribution and selling of the products. The agreement prohibits us from marketing, promoting, selling or distributing any prescription contraceptive or prescription hormonal replacement therapy product other than the Ortho Tri-Cyclen(R) and Ortho-Est(R) products and the new oral HRT product and other than an estrogen patch product (subject to specified restrictions) during the term of the agreement and the three months following the expiration of the term. The co-promotion agreement also limits the number of products other than Ortho Tri-Cyclen(R) and the new HRT product that our sales force may present during the same sales call as Ortho Tri-Cyclen(R) and the new HRT product. The agreement expressly permits Ortho McNeil to enter into a co-promotion agreement with a third party with respect to the new oral HRT product but not with respect to Ortho Tri-Cyclen(R).

     The co-promotion agreement requires us to make a significant number of sales calls each year, with the number increasing significantly after the launch of the new HRT product. The agreement also allows Ortho-McNeil to terminate the agreement in the event at least a specified portion of the minimum sales calls are not made for three consecutive quarters. The agreement also may be terminated by either party on a product by product basis if any product covered by the agreement loses regulatory approval, and either party may terminate the agreement in its entirety if the new oral HRT product is not approved by the FDA for sale in the United States or the product has not been launched by October 1, 2000. In addition, the agreement also may be terminated in the event that there is a change in control of Women First or if Edward F. Calesa or David F. Hale is no longer associated with Women First (other than as a result of death or disability). A change in control includes the acquisition by a third party unaffiliated with Women First of (1) a majority of our stock or the right to vote a majority of our stock or (2) sufficient stock to elect a majority of our Board of Directors or

(3) the power to designate a majority of our Board of Directors. The agreement also may be terminated for other specified reasons.

     Esclim(TM). In June 1999, we entered into a letter agreement with Laboratoires Fournier S.A. to negotiate in good faith the final terms of, and enter into, a distribution and license agreement under which we would have the exclusive right (subject to exceptions) to market, use, distribute and sell the Esclim(TM) estrogen transdermal system in various dosages in the United States and Puerto Rico. The letter agreement contemplates a definitive agreement with a term of seven years that could be terminated by Fournier upon a change of control of Women First or by us if Fournier does not deliver sufficient product to meet our initial purchase order. The definitive agreement would require us to pay Fournier a non-refundable license fee of $1.45 million payable over a two-year period, with $700,000 of this fee subject to sales objectives being reached. We also would be required to pay Fournier a royalty during the term of the definitive agreement based upon the net sales of the product in amounts to be established in the definitive agreement. The letter agreement contemplates that the definitive agreement would provide that Fournier will be solely responsible for the manufacture of the product and for quality assurance, quality control and other aspects of manufacturing the product, except that after payment of certain license fees, Fournier would transfer to us responsibility for the New Drug Application filed with the FDA with respect to the product. We would be solely responsible for U.S. customs clearance, sales, marketing, advertising, distribution of the product and for handling product complaints.

     The letter agreement provides for a period of 30 days during which the parties have agreed that they will negotiate only with each other regarding the licensing and distribution of the Esclim(TM) product. In the event that following good faith negotiation between the parties the definitive agreement is not executed by July 21, 1999 (unless extended by Fournier), the letter agreement will be terminated and we will be required to pay Fournier liquidated damages of $250,000 plus an amount equal to Fournier's actual direct manufacturing costs of the product during the 30-day period.

     Health Script. In September 1998, we entered into a two-year pharmacy management agreement with Health Script, a wholly owned division of Dura Pharmaceuticals, Inc., to oversee certain operations of our subsidiary Women First Pharmacy Services, Inc. Under the terms of the agreement, Health Script is responsible for certain pharmacy management and compounding services, third-party reimbursement, billing and collections. As compensation for its services, we must pay Health Script a monthly fee ranging from $22,800 to $288,600 based on the volume of orders in any given month, up to a designated maximum number of orders, as well as supplemental prescription fees and compounding fees that apply once certain minimum orders are exceeded. We must also pay distribution fees and billing and collection fees based on the volume of orders in any given month.

     Dr. Deepak Chopra. In January 1999, we entered into an agreement with Infinite Possibilities Media LLC for the development of a product entitled RENEWAL a time for you(TM). Infinite Possibilities has agreed to provide the services of Dr. Deepak Chopra for the development of this product. In addition, the agreement provides that during the ten-year agreement term, we will work with Dr. Chopra and Infinite Possibilities in developing additional products for midlife women. Under the agreement, we are solely responsible for development costs and the production and packaging costs of the product, as well as similar costs under any additional products the parties establish during the term. Infinite Possibilities has granted us a non-exclusive worldwide license to utilize trademarks owned or controlled by Infinite Possibilities or Dr. Chopra that relate to the marketing and sale of the RENEWAL product and any additional products developed with Dr. Chopra. Further, in consideration of the license granted, we must pay Infinite Possibilities a percentage of the profits based on a formula set forth in the agreement with respect to each product. In the event that we do not sell any product in the United States by December 31, 2000, Infinite Possibilities may, as its sole remedy, terminate the agreement.

     Benefit:Risk Assessment Model. In September 1998 we entered into a twelve-year license agreement with CHPNC, LLC to develop a patient health questionnaire and software program related to hormonal replacement therapy based upon the book A Woman Doctor's Guide to Hormone Therapy -- How to Choose What's Right for You. Under the agreement, we are obligated to pay over the first two years of the agreement a development fee in the amount of $900,000, of which we paid $275,000 in 1998. The development fee is payable to CHPNC regardless of whether or not the product is released for sale to the public. In addition, commencing in the third year of the contract, we must make minimum royalty payments over the remaining term of the contract, which commence at $100,000 and which increase by an additional $100,000 for each two-year period thereafter. This license is subject to becoming non-exclusive in the event of certain defaults and also contains a non-competition provision which prohibits us from manufacturing, promoting, publishing or selling any product directly competitive with the Benefit:Risk Assessment Model.

     iVillage. In May 1999, we entered into a one-year agreement with iVillage Inc. to develop educational content for ivillage.com. The agreement provides that iVillage will create a Women First area on ivillage.com and that we will provide articles on midlife health topics for this area. We have agreed to provide iVillage with two feature articles each month and iVillage will promote at least one of these articles as a lead editorial in the "Better Health" section of ivillage.com. In addition, iVillage has agreed to host four online events on midlife health, including at least one with Dr. Deepak Chopra. We intend to provide contacts, leads and cross promotion for these online events.

     The agreement also stipulates that the Women First area in ivillage.com will link to womenfirst.com and that womenfirst.com will include a prominent link to the iVillage "Better Health" section of ivillage.com. Further, iVillage has agreed to integrate Women First throughout the iVillage "Better Health"
section in appropriate categories and areas, including the integration of the Women First name in the navigation bar of the iVillage "Better Health" section.

     We will not provide educational materials to certain competitors of iVillage, and iVillage will have the right of first refusal to participate in Internet conferences that we develop. In addition, iVillage has agreed to exclude certain competitors of ours from advertising within the Women First area of ivillage.com. We have been granted a right of first refusal to market products related to midlife health in the Women First area of the ivillage.com site. There are no financial terms to the agreement.

     SafeStart(TM). We obtained the exclusive right to distribute SafeStart(TM), an umbilical cord clamp/cutter, in the United States and Canada through a ten-year agreement with Price Invena ApS effective July 15, 1998. Our exclusive distribution rights expand to Mexico, Central America and South America if we reach our minimum purchase requirements. We are obligated to purchase $256,000 of the product through December 31, 1999 and $1.3 million per year for the remainder of the contract, subject in each case to volume discounts. If we do not purchase the minimum amount, Price Invena may increase the next year's minimum by the shortfall. If we fail to meet our minimum by more than 50% for two consecutive years, then Price Invena may make our distribution rights non-exclusive. The agreement also grants us a right of first refusal with respect to the distribution in the United States and Canada (and additional countries where we have obtained distribution rights, if applicable) of any new products developed by Price Invena.

     ViAmor(TM). In May 1998, we signed a seven-year agreement with BioFilm, Inc. to distribute and sell a private-label formulation of a vaginal moisturizer which we sell under the name ViAmor(TM). The agreement provides that we must purchase a minimum of $1 million worth of 35 ml tubes and applicators of the ViAmor(TM) product each calendar year. In the event that we do not meet our yearly minimum purchase requirements, the agreement provides that BioFilm may exercise its exclusive remedy of termination and may demand $25,000 in liquidated damages. In addition, in the event the contract is terminated, we would be required to pay for all outstanding orders placed under the agreement and the amounts contemplated by our binding three-month forecasts.

     Tufts University. In April 1999, we entered into a development and license agreement with Tufts University to formulate nutritional or herbal products for midlife women. The agreement requires Tufts to develop general formulations for midlife women as well as specific formulations to address the needs of women who are at risk for particular diseases or conditions. The agreement also provides that Tufts will create a program to individualize nutritional recommendations to women and their clinicians. In addition, the agreement also grants us the right to acknowledge the participation of the Tufts University School of Nutrition Science and Policy in the development of the products and to use its name in connection with labeling, promotion, marketing and sale of the nutritional products. Tufts may revoke our right to use the Tufts name if Tufts determines that our actions have adversely affected or may adversely affect Tufts' reputation.

     Under the agreement, we are required to pay a fee to Tufts, payable in four installments over five months, that covers all of Tufts' internal and external expenses incurred in connection with the project. We are also solely responsible for the manufacturing, marketing and sale of the products. Further, we must pay a license fee equal to a certain percentage of net sales of each product developed under this agreement for fifteen years or the term of the patent, if any, whichever is greater. The license fee will be reduced if Tufts revokes our right to use its name without cause or if Tufts develops and licenses nutritional products that compete with our products.

     The minimum payments we are required to make under these and other agreements may exceed our sales of the products to which these minimum payments relate, and our failure to achieve specified minimum sales could be a violation of these agreements. See "Risk Factors -- Many of our product agreements require us to make minimum payments or make a minimum number of sales calls. If our sales of these products do not exceed these minimums, our marketing and distribution of these products will not be profitable and our results of operations will be harmed," and "-- Many of our product agreements may be terminated if we fail to make minimum purchases, make a minimum number of sales calls or for other reasons. This could force us to discontinue sales of key products and could harm our results of operations."

INTELLECTUAL PROPERTY

     We regard the protection of patents, copyrights, trademarks, and other proprietary rights that we own or license as material to our success and competitive position. We rely on a combination of laws and contractual restrictions such as confidentiality agreements to establish and protect our proprietary rights. Laws and contractual restrictions, however, may not be sufficient to prevent misappropriation of our technology or deter others from independently developing products that are substantially equivalent or superior.

     Patents. Due to the length of time and expense associated with bringing new pharmaceutical products to market, we recognize the considerable benefits associated with acquiring or licensing products that are protected by existing patents or for which patent protection can be obtained. However, we do not currently own any issued patents or have any pending patent applications. Some of the products that we offer incorporate patented technology owned by others, including the Pravachol(R) product, the IntegraVie(TM) line of skin-care products and the SafeStart(TM) umbilical cord clamp/cutter, but most of our products are not protected by patents.

     Copyrights. We have applied for copyright registration for the Women First HealthCare logo. The copyrights to the product being developed with Dr. Deepak Chopra, entitled RENEWAL a time for you(TM), will be owned jointly by us and Infinite Possibilities Media LLC. We will also own all the copyrights in the Strong Women Stay Young video. Copyrights for the content of the womenfirst.com Internet site that we created with SF Interactive will be assigned to us.

     Trademarks and Domain Names. Our subsidiary, As We Change, LLC, owns the registered U.S. trademark As We Change(R). In addition, we have applied for U.S. trademark registrations for a number of key trademarks, including Women First HealthCare(TM), Women First(TM) and A Better Way(TM). We have a non-exclusive worldwide license to use the trademarks owned by Dr. Chopra in connection with the products that we develop with Infinite Possibilities. Some of our distribution agreements also include rights to use the manufacturer's trademarks, such as the Ortho-Est(R), Ortho Tri-Cyclen(R) and Pravachol(R) tradenames during the term of these agreements. We intend to introduce new trademarks, service marks and brand names and to maintain registrations on trademarks that remain valuable to the business. We have no trademark, registrations or applications pending outside the United States.

     We currently hold the Internet domain names "womenfirsthealthcare.com" and "womenfirst.com," and our subsidiary, As We Change, LLC, holds the Internet domain name "aswechange.com." Under current domain name registration practices, no one else can obtain an identical domain name, but can obtain a similar name, or the identical name with a different suffix such as ".net" or ".org" or with a country designation such as ".jp" for Japan. The relationship between regulations governing domain names and the laws protecting trademarks and similar proprietary rights is evolving. Domain names are regulated by Internet regulatory bodies while trademarks are enforceable under local law. In addition, the regulation of domain names in the United States and in foreign countries is subject to change. There are plans to establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not acquire or be able to maintain our domain names in all of the countries in which we conduct business, and we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our domain names or trademarks.

     While we intend to take the actions that we believe are necessary to protect our proprietary rights, we may not be successful in doing so. In addition, we may be dependent on the owners of the proprietary rights we license to protect those rights. In addition, we and our licensors may face challenges to the validity and enforceability of proprietary rights and may not prevail in any litigation regarding those rights.

     We are also subject to the risk of adverse claims and litigation alleging infringement of the proprietary rights of others. While we are not currently involved in any such claims, there can be no assurance against future infringement claims by third parties. The resolution of any such infringement claims may result in protracted and costly litigation, regardless of the merits of such claims. Moreover, it may require us to obtain a license to use those proprietary rights or possibly to cease using those rights altogether. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

GOVERNMENT REGULATION

     The manufacturing, processing, formulation, clinical investigation, packaging, labeling, storage, promotion, distribution and advertising of the products we offer are subject to extensive regulation by one or more federal agencies including the FDA, DEA, Environmental Protection Agency, Federal Trade Commission, Occupational Safety and Health Administration, Consumer Product Safety Commission, the United States Customs Service, and the United States Postal Service. These activities are also regulated by various agencies of the states and localities in which our products are sold. For both currently marketed and future products, failure to comply with applicable regulatory requirements could limit or prevent our ability to market and distribute such products, and would harm our business.

     Pharmaceuticals. All pharmaceutical firms, including manufacturers from whom we license or for whom we distribute products, are subject to regulation by the FDA. Any restriction or prohibition applicable to sales of products we market could materially adversely affect our business.

     We market new prescription drug products. New prescription drugs must be approved by the FDA before they may be marketed, except for those prescription drugs for which the FDA is not requiring applications because of "grandfather status" under 1938 legislation, "grandfather status" under 1962 legislation or for other reasons. The FDA has the authority to revoke existing approvals, or to review the status of currently exempt pharmaceuticals and require application and approval, of prescription drugs if new information reveals that they are not safe or effective. The FDA also regulates the promotion, including advertising, of prescription drugs.

     We market over-the-counter drug products. Over-the-counter drugs are affected by the establishment of FDA monographs, a regulatory system arising under 1962 legislation. FDA monographs effectively exempt from FDA approval over-the-counter drugs that are produced and labeled in accordance with the standards set forth in FDA regulations. The rulemaking process to establish or revise an FDA monograph allows a 12-month grace period to make appropriate formulation or label changes following publication of the final monograph. The FTC regulates advertising of over-the-counter drug products.

     Drug products must be manufactured, packaged, and labeled in accordance with their approvals and in conformity with standards known as current Good Manufacturing Practices and other requirements. Drug manufacturing facilities must be registered with and approved by FDA and must list with the FDA the drug products they intend to distribute. The manufacturer is subject to inspections by the FDA and periodic inspections by other regulatory agencies. The FDA has extensive enforcement powers over the activities of pharmaceutical manufacturers, including authority to seize and prohibit the sale of unapproved or non-complying products, and to halt manufacturing operations that are not in compliance with current Good Manufacturing Practices. Also, the FDA regulates the distribution of samples of drugs. Both FDA and DEA may impose criminal penalties arising from non-compliance with applicable regulations.

     We do not currently conduct pharmaceutical research and development. If we obtain rights to develop and market a pharmaceutical product, we will. Prior to any commercial sale or shipment of a new drug, the FDA generally requires each of the following steps and possibly others to be conducted: (1) preclinical testing, including laboratory and usually animal tests; (2) the submission to the FDA of an Investigational New Drug Application which must become effective before human clinical trials may commence; (3) adequate and well-controlled human clinical trials to establish safety and efficacy; (4) the submission to the FDA of a New Drug Application; and (5) FDA approval of the New Drug Application. This process generally takes a number of years and may also require post-marketing testing and surveillance to monitor for adverse effects, which can involve significant additional expense. In addition, an abbreviated application process is available for generic drugs. For newer generic drugs, there can be no assurances that the FDA will approve a particular application.

     Medical Devices. We market and obtain approvals for medical device products. All medical device firms, including manufacturers from whom we license or whose products we distribute, are subject to regulation by the FDA. The FDA controls when medical devices may enter the market, and can require their withdrawal from the market, restrict their marketing and recall or seize products.

     In addition to obtaining FDA approval or clearance to market a medical device, each device manufacturing facility must be registered with the FDA. Facilities and quality systems are subject to regular inspections by the FDA for compliance with FDA's Quality System Regulations. As is the case with drugs, failure to comply with applicable regulatory requirements after obtaining approval may result in the suspension of regulatory approval, as well as civil and criminal sanctions. Any restriction or prohibition applicable to sales of products we market could materially adversely affect our business.

     Dietary Supplements. The manufacturing and production of dietary supplements historically has been subject to less intensive regulation than pharmaceutical products. Under the Dietary Supplement Health & Education Act of 1994, the FDA may exercise authority over the labeling and sales of dietary supplements. In addition, the United States Postal Service regulates claims with respect to products sold or marketed through the mail and the FTC regulates dietary supplement advertising.

     The FDA and other federal authorities are reviewing alternative approaches to assure the safety of vitamins, minerals, herbals and other products sold as dietary supplements. Increased regulatory oversight could subject us and other manufacturers and distributors of dietary supplements to increased production and compliance costs and possibly require capital expenditures. Future regulation affecting dietary supplements could result in a recall or discontinuance of certain products.

     Pharmacy Regulations. Our business plan includes the operation of a pharmacy, Women First Pharmacy Services, through which we dispense drug products, including compounded drug products, to patients who have doctors' prescriptions. Women First Pharmacy Services is subject to state and federal regulation, including regulation by state pharmacy boards. These sources of regulation may restrict or prohibit us from advertising or otherwise promoting or selling compounded pharmaceuticals. In addition, pharmacies are subject to regulation by other federal and state agencies with respect to reimbursements for prescription drug benefits provided to individuals covered primarily by publicly funded programs.

     The 1997 Food and Drug Administration Modernization Act contains provisions restricting the advertising, promotion, and sale of compounded products. This new law includes, among other elements, a strict limit on the compounding of drugs that are essentially copies of FDA-approved drug products, and a proposed restriction on the amount of compounded drugs that can be shipped in interstate commerce by a given pharmacy. Based on this legislation, the FDA or a state Board of Pharmacy could seek to force us to discontinue compounding and selling the micronized progesterone product and other products compounded by Women First Pharmacy Services if they are found to be essentially copies of FDA-approved drugs. Prometrium(R) is an FDA-approved drug containing micronized progesterone sold by Solvay Pharmaceuticals, Inc. In addition, because of the proposed limit on interstate shipments of more than 20% of the total amount of drugs dispensed by a pharmacy or more than 5% of any one compounded pharmaceutical product, we may need to acquire pharmacy distribution services in other states in order to maintain or expand our current distribution of micronized progesterone and other compounded products. Some of the new law's restrictions have been challenged in litigation to which we are not a party, and the FDA has not yet finalized all of the rules and regulations implementing the new law. We cannot predict the eventual resolution of these matters, but they may have a material adverse effect on our business.

     Cosmetics Regulations. We market cosmetic products. The FDA regulates the labeling on cosmetic products and does not require cosmetics to be approved before products are released to the marketplace. The FDA does not have the authority to require manufacturers to register their cosmetic establishments, file data on ingredients, or report cosmetic-related injuries. The FDA maintains a voluntary data collection program, however, and companies wishing to participate in the program may do so. The FDA may inspect cosmetics manufacturing facilities, collect samples for examination, and take action to remove adulterated and misbranded cosmetics from the market.

EMPLOYEES

     As of April 30, 1999, we employed 141 full-time people, of whom 104 were employed in sales and marketing, three were employed in research and development, seven were employed in education and program development and 27 were employed in administration. None of our employees are represented by a labor union, and we consider our relations with our employees to be good. Our ability to achieve our financial and operational objectives depends in large part upon the continued service of our senior management and key personnel and our continuing ability to attract and retain highly qualified managerial personnel. Competition for such qualified personnel in the pharmaceutical and health care industry is intense.

FACILITIES

     We are headquartered in facilities consisting of approximately 16,800 square feet in San Diego, California, pursuant to a lease expiring in August 2003. As We Change, LLC is headquartered in facilities consisting of approximately 6,000 square feet in San Diego, California, pursuant to a lease expiring in July 2000.

LEGAL PROCEEDINGS

     We are not a party to any legal proceedings.

SEASONALITY

     Catalog sales are typically higher in the fourth calendar quarter due to larger catalog circulation, merchandising improvements during the year, and some increase in consumer buying surrounding the holiday season. We anticipate this trend will continue.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and directors of Women First:


                NAME                  AGE                     POSITION
                ----                  ---                     --------
Edward F. Calesa....................  58    Chairman of the Board
David F. Hale.......................  50    President, Chief Executive Officer and
                                            Director
Debra P. Crawford...................  41    Vice President, Chief Financial Officer,
                                            Treasurer and Secretary
Susan E. Dube.......................  52    Vice President, Strategic Planning and
                                            Acquisitions
Jeffrey W. Raser....................  38    Vice President, Professional Sales and
                                            Marketing
Randi C. Crawford...................  30    Vice President, Educational Program
                                            Development
Wendy S. Johnson....................  47    Vice President, Business Development
Robert L. Jones.....................  55    Vice President, Human Resources and
                                            Administration
Jeanne-Marie Varga..................  46    Vice President, Regulatory Affairs and
                                            Quality Systems
Lauren J. Essex.....................  37    Vice President, Marketing Self-Care Products
Nancy J. Casey......................  47    Vice President, Public Relations
Julie G. Martin.....................  43    Vice President, Catalog Operations
Dale F. Steele......................  52    Vice President, Catalog Operations
Charlotte Beers.....................  61    Director
Meredith A. Brokaw..................  58    Director
Gary V. Parlin(2)...................  57    Director
Richard L. Rubin(1)(2)..............  70    Director
John Simon(1).......................  56    Director


-------------------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

     Edward F. Calesa co-founded Women First in November 1996 and has served as a Director since that time. Mr. Calesa has served as Chairman of the Board of Directors since December 1996. Mr. Calesa has an extensive background in innovative health care marketing. In 1971, he founded and served as Chairman of the Board of Health Learning Systems Inc. During his tenure at Health Learning Systems, Mr. Calesa developed working relationships with many academic medical specialists and medical organizations, including the National Institutes of Health, National Board of Medical Examiners, Educational Testing Services, Washington Business Group on Health, and Voluntary Hospitals of America and numerous pharmaceutical companies. Mr. Calesa sold Health Learning Systems in December 1988 to WPP Group, plc. From January 1989 to November 1996, Mr. Calesa served as General Partner of an investment partnership, Calesa Associates. Mr. Calesa received an M.B.A. in marketing from Fairleigh Dickinson University and a B.A. in economics from Columbia College.

     David F. Hale joined Women First as President and Chief Executive Officer in January 1998 and has served as a Director since that time. Mr. Hale served from May 1987 to November 1997 as President and CEO of Gensia Inc., which became Gensia Sicor Inc., and as Chairman of that company from May 1991 to November 1997. From 1986 to 1987, Mr. Hale was President and CEO of Hybritech, Inc., a division of Eli Lilly & Company. He joined Hybritech, Inc. in 1982 as Senior Vice President of Marketing and Business Development, became Executive Vice President and Chief Operating Officer in 1982 and became President in

1983. From 1981 to 1982, Mr. Hale was Vice President and General Manager of BBL Microbiology Systems, a division of Becton, Dickinson and Company, and from 1980 to 1981 he was Vice President, Sales & Marketing. From 1971 to 1980, he held various marketing management positions with Ortho Pharmaceutical Corporation, a division of Johnson & Johnson, including Director of Marketing of the Ortho Dermatological Division and Director of Product Management for Ortho Pharmaceutical Corporation. Mr. Hale also serves on the Board of Directors of Gensia Sicor, Dura Pharmaceuticals, Inc. and LMA North America. Mr. Hale received a B.A. in biology from Jacksonville State University.

     Debra P. Crawford joined Women First in July 1998 as Vice President, Chief Financial Officer, Treasurer and Assistant Secretary and was appointed Secretary in March 1999. From March 1997 to August 1998, Ms. Crawford was self-employed and provided financial consulting services in the capacity of acting chief financial officer or as a corporate development financial consultant. Ms. Crawford was Chief Financial Officer, Vice President, Finance and Administration, Treasurer and Secretary of IVAC Medical Systems, Inc. from January 1995 to December 1996 and Chief Financial Officer, Vice President, Finance and Administration and Treasurer of IVAC Holdings, Inc. from January 1996 to December 1996. Ms. Crawford served as Vice President, Finance and Administration, Treasurer and Assistant Secretary of IVAC Corporation from May 1994 to December 1994. From May 1992 to May 1994, Ms. Crawford was Director of Finance and Manufacturing Controller of Advanced Cardiovascular Systems, Inc. Ms. Crawford is a CPA and holds a B.S. in business administration with an emphasis in accounting from San Diego State University.

     Susan E. Dube joined Women First in July 1998 as Vice President, Strategic Planning & Acquisitions. From October 1997 until she joined Women First, Ms. Dube was Senior Vice President, Strategy & Corporate Development for Imagyn Medical Technologies, Inc. From January 1996 to September 1997, Ms. Dube served as Vice President, Marketing and Business Development and Vice President, Business Development at Imagyn Medical, Inc. From August 1995 to December 1995, Ms. Dube served as a consultant for LifeScience Economics, Inc. during which time she consulted for Imagyn Medical, Inc. Ms. Dube also served as President and Chief Executive Officer of BioInterventions, Inc. from June 1994 to August 1995. From August 1993 to April 1994, she served as an independent consultant to a number of health care companies. From May 1991 to August 1993, she was Executive Vice President and Chief Operating Officer of Adeza Biomedical, Inc. She was employed as Vice President, Ventures at the Brigham and Women's Hospital from 1985 to 1991. Ms. Dube holds an M.B.A. from Harvard University and a B.A. in government from Simmons College.

     Jeffrey W. Raser joined Women First in March 1998 as Vice President, Professional Sales and Marketing. From January 1995 until he joined Women First, Mr. Raser was Director, Business Operations at Roche Laboratories, Inc. Mr. Raser held a number of positions at Roche Laboratories, including Director of Customer Marketing from December 1992 to December 1994, Market Segment Manager, Director of Managed Care and Entitlement Programs from January 1991 to December 1992 and Senior Regional Manager, State Government Affairs from February 1990 to January 1991. Mr. Raser worked for Lederle Laboratories as Manager, Marketing Communications from January 1988 to January 1990 and Regional Manager, State Government Relations from June 1985 to December 1987. Mr. Raser holds a B.A. in government from Franklin and Marshall College.

     Randi C. Crawford co-founded Women First and served as Vice President, Marketing Research from February 1997 to February 1998. She served as Secretary of Women First from January 1997 through March 1998. She assumed the role of Vice President, Educational Program Development in February 1998 and currently holds this position. From November 1995 until joining Women First, Ms. Crawford was a research analyst with Calesa Associates specializing in investment opportunities in health care companies. From October 1991 to

November 1995, Ms. Crawford worked as a consultant engaging in the creation and production of children's television programming for Fox Television, Lifetime Television, DIC Entertainment and Saban Entertainment, Inc. Ms. Crawford received a B.A. in liberal arts from Villanova University. Ms. Crawford is the daughter of Mr. Edward F. Calesa and is not related to Debra P. Crawford.

     Wendy S. Johnson joined Women First in July 1998 as Vice President, Business Development. From July 1994 until joining Women First, Ms. Johnson was Vice President, Corporate Development & Operations at Prizm Pharmaceuticals, currently Selective Genetics Incorporated. From July 1990 to June 1994, Ms. Johnson was Vice President, Business Development and Regulatory Affairs with Cytel Corporation. From June 1988 to June 1990, Ms. Johnson was with Synbiotics Corporation as Manager, Business Development. She worked for Coralab Research as International Affairs Administrator from 1986 to 1988. From 1976 to 1986, Ms. Johnson served as Assistant Director with the Center for Devices and Radiological Health at the Food and Drug Administration. Ms. Johnson holds an M.B.A. from Loyola University, an M.S. in clinical microbiology from the Hahnemann Medical School and a B.S. in microbiology from the University of Maryland.

     Robert L. Jones joined Women First in February 1998 as Vice President, Human Resources and Administration. From March 1996 until he joined Women First, Mr. Jones was Vice President, Human Resources and Training with Rally's Hamburgers, Inc. From June 1995 to March 1996, Mr. Jones was a partner with Dick Wray and Consultants, Inc. From January 1984 to November 1994, Mr. Jones served as the Corporate Vice President, Human Resources with Foodmaker, Inc. From 1980 to 1984, Mr. Jones served in a number of positions with General Foods Corporation including Vice President, Personnel, Theme Restaurant Division from 1980 to 1984 and Personnel Director, Foodservice Products Division from 1982 to 1984. Mr. Jones received an M.A. in personnel administration from Ball State University and a B.S. in education and speech from Ball State University.

     Jeanne-Marie Varga joined Women First in April 1998 as Vice President, Regulatory Affairs and Quality Systems. Prior to joining Women First, Ms. Varga served as Vice President, Worldwide Regulatory and Quality with Sanofi Diagnostics Pasteur, Inc. from March 1992 until May 1997. From April 1987 to March 1992, Ms. Varga was Director, Quality Assurance and Regulatory Affairs at Baxter Diagnostics, Inc. From October 1983 to April 1987, she served as Manager, U.S. Regulatory Affairs with Sorin Biomedica S.p.A. From 1980 to 1983, Ms. Varga served as Senior Scientific Reviewer with the Center for Devices and Radiological Health at the Food and Drug Administration. Ms. Varga holds an M.A. in management and supervision from Central Michigan University and a B.S. in medical technology from Towson State University.

     Lauren J. Essex joined Women First in October 1998 as Vice President, Marketing Self-Care Products. From November 1996 until joining Women First, Ms. Essex was Vice President, Marketing with Cosmederm Technologies, Inc. From March 1994 to November 1996, Ms. Essex served as Vice President, Personal Care Products, Sales and Customer Service with La Costa Products International. From July 1984 to March 1994, she held a number of brand management positions with Helene Curtis Industries, Inc., including Brand Manager from April 1991 to March 1994. Ms. Essex holds an M.S. in management from Northwestern University and a B.A. in psychology and business from University of Rochester.

     Nancy J. Casey joined Women First in October 1998 as Vice President, Catalog Operations and in February 1999 became Vice President, Public Relations. From August 1995 until October 1998, Ms. Casey was a Co-Chief Executive Officer of As We Change, LLC and was a co-founder of that company. From June 1985 to January 1997, Ms. Casey was the owner of Nancy Casey Public Relations. Ms. Casey was a Sales Assistant with Dale Fitzmorris from

September 1990 to November 1992. From May 1987 to September 1990, she served as the Director of Public Relations with WestCom Group. Ms. Casey holds a B.A. in English from San Diego State University.

     Julie G. Martin joined Women First in October 1998 as Vice President, Catalog Operations. From August 1995 until October 1998, Ms. Martin was a Co-Chief Executive Officer of As We Change, LLC and was a co-founder of that company. From May 1993 to August 1996, Ms. Martin served as Director of Health Promotion with The Center for Women's Medicine. From January 1990 to July 1992, she served as General Manager with Dale Fitzmorris. From 1983 to January 1990, Ms. Martin owned and managed two sole proprietorships. Ms. Martin holds an M.S. in exercise physiology from San Diego State University and a B.A. in liberal arts and sciences from San Diego State University.

     Dale F. Steele joined Women First in October 1998 as Vice President, Catalog Operations. From August 1995 until October 1998, Ms. Steele was a Co-Chief Executive Officer of As We Change, LLC and was a co-founder of that company. From September 1994 to August 1996, Ms. Steele served as Corporate Secretary and Treasurer at M.W. Steele Group, which she co-founded in 1983. From January 1989 to August 1994, Ms. Steele was owner of Dale Fitzmorris. From 1983 to 1989 she served as the Chief Financial Officer of M.W. Steele Group.

     Charlotte Beers has served as a Director of Women First since May 1999. Ms. Beers has been the Chairman of J. Walter Thompson Worldwide, one of the nation's top advertising agencies, since March 1999. From March 1997 to March 1999, Ms. Beers was a private consultant. Ms. Beers was Chairman and Chief Executive Officer of the Ogilvy & Mather advertising firm from 1992 to March 1997. Prior to her appointment at Ogilvy & Mather, Ms. Beers was Chairman and CEO of Tatham RSCG, another top advertising agency, from 1982 to 1990 and Vice-Chairman of its parent company, Euro RSCG, from 1991 to 1992. In 1989, she became the first woman to chair the American Association of Advertising Agencies. Ms. Beers received a B.A. in mathematics from Baylor University.

     Meredith A. Brokaw has served as a Director of Women First since March 1998. Ms. Brokaw is a business consultant and author. She was Founder and President of Penny Whistle Toys, Inc. from 1978 until February 1997 when it was sold. Ms. Brokaw has written eight books relating to parenting and children's activities, which are distributed under the Penny Whistle Series label by Simon and Schuster. Currently, she is a trustee of The Bank Street College of Education and is on the Board of Trustees of the Educational Broadcasting Corporation and Conservation International. Ms. Brokaw is also a Director of the Gannett Co., Inc. Ms. Brokaw holds a B.A. in English and communications from the University of South Dakota and received an Honorary Doctor of Laws Degree from St. John's University.

     Gary V. Parlin has served as a Director of Women First since January 1998. Mr. Parlin retired from Johnson & Johnson in July 1997 after 33 years with that corporation. At retirement, he was a Company Group Chairman and previously had worldwide responsibility for the Cilag Pharmaceutical Group and Ortho Biotech. Mr. Parlin joined Ortho Pharmaceutical Corporation in 1964 and held a number of sales and marketing positions. In 1997, he was promoted to Vice President, Sales and Marketing and a became a member of the Ortho Pharmaceutical Corporation Board of Directors at that time. In 1980, Mr. Parlin was appointed Managing Director of Ortho-Cilag Limited and in 1983 he was named President of Ortho Pharmaceuticals, Inc. Mr. Parlin was appointed to the Pharmaceutical/Diagnostics Group Operating Committee in 1985. Mr. Parlin holds a B.S. in business from California State University, San Jose.

     Richard L. Rubin, Ph.D. has served as a Director of Women First since November 1996 and held the positions of Vice President from December 1996 to March 1998, Secretary from

December 1996 to January 1997, and Treasurer from December 1996 to August 1997. Mr. Rubin is President of the Dedalus Foundation, Chairman of New Dimensions in Education and a Professor of Political Science and Public Policy at Swarthmore College. Since 1968, Dr. Rubin has served as a business and investment consultant. From 1963 to 1968, Dr. Rubin was the Director of Planning & Research for United Merchants & Manufacturers, Inc. In 1957 Dr. Rubin was appointed Chairman and Chief Executive Officer of Dorman Mills where he served until 1962. Dr. Rubin holds a Ph.D. in political science from Columbia University and a B.A. in economics from Brown University.

     John Simon has served as a Director of Women First since January 1998. Mr. Simon is a Managing Director of the investment banking firm Allen & Company Incorporated, where he has been employed for over 20 years. He is on the Board of Directors of Immune Response Corporation, Neurogen Corporation, Advanced Technical Products, Inc. and Realty Information Group, Inc. Mr. Simon holds an M.B.A. and J.D. from Columbia University, a Ph.D. in chemical engineering from Rice University and a B.S. in chemistry from The College of William & Mary.

CLASSIFIED BOARD OF DIRECTORS

     Women First's Amended and Restated Certificate of Incorporation to be adopted immediately prior to the closing of this offering will provide for a classified Board of Directors consisting of three classes as nearly equal in number as possible with the directors in each class serving staggered three-year terms. As a result, approximately one-third of the Company's Board of Directors will be elected each year. The terms of the Class I, Class II and Class III directors will expire initially in 2000, 2001 and 2002, respectively. Meredith
A. Brokaw and Richard L. Rubin will be Class I directors, John Simon and Charlotte Beers will be Class II directors, and Edward F. Calesa, David F. Hale and Gary V. Parlin will be Class III directors. At each annual meeting of the stockholders of Women First, the successors to the class of directors whose term expires will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following their election.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors of Women First has established an Audit Committee and a Compensation Committee.

     Audit Committee. The Audit Committee, among other things, recommends independent certified public accountants, reviews the scope of the audit examination including fees and staffing, reviews the independence of the auditors, reviews and approves non-audit services provided by the auditors, reviews findings and recommendations of auditors and management's response, reviews the internal audit and control function, and reviews compliance with Women First's ethical business practices policy. The members of the Audit Committee are John Simon and Richard L. Rubin.

     Compensation Committee. The Compensation Committee determines compensation for Women First's senior management and administers the Women First Long-Term Incentive Plan. The members of the Compensation Committee are Gary V. Parlin and Richard L. Rubin.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1998, Edward F. Calesa, the Chairman of the Board of Women First, JoAnn Heffernan Heisen, a former Director of Women First, and Gary V. Parlin, a Director of Women First, served on the Compensation Committee of the Board of Directors. Mr. Calesa is an employee of Women First and receives an annual salary of $350,000 per year. He is a party to an employment agreement with Women First for a term of four years commencing on January 8, 1998. See "-- Executive Compensation" and "-- Employment Agreements." In January 1998, Mr. Calesa entered into an agreement to purchase 75,000 shares of Series A Preferred Stock for $750,000 and his daughter, Janice Calesa-Sherman, entered into an agreement to purchase an aggregate of 25,000 shares of Series A Preferred Stock for $250,000. Women First issued these shares of Series A Preferred Stock at closings in January 1998, October 1998 and February 1999. Mr. Calesa also purchased $340,000 principal amount of short-term notes and warrants to purchase 2,758 shares of common stock in a private placement in March 1999. Ms. Calesa-Sherman purchased $110,000 principal amount of short-term notes and warrants to purchase 892 shares of common stock in a private placement in March 1999. See "Certain Transactions."

     Ms. Heisen is the Vice President, Chief Information Officer and a member of the executive committee of Johnson & Johnson. Ms. Heisen resigned from the board of directors of Women First on March 19, 1999. In January 1998, Johnson & Johnson Development Corporation, a subsidiary of Johnson & Johnson, entered into an agreement to purchase 900,000 shares of Series A Preferred Stock for $9.0 million. Women First issued these shares of Series A Preferred Stock at closings in January 1998, October 1998 and February 1999. Johnson & Johnson also purchased $1.5 million principal amount of short-term notes and warrants to purchase 12,169 shares of common stock in a private placement in March 1999. In addition, Women First paid $2.5 million to Ortho-McNeil Pharmaceutical, Inc., a subsidiary of Johnson & Johnson, during 1998 for the purchase of the Ortho-Est(R) line of estropipate products. See "Certain Transactions" and "Business -- Licensing and Co-Promotion Agreements."

     Mr. Parlin has a consulting agreement with Women First pursuant to which Mr. Parlin receives a monthly consulting fee of $5,000. Mr. Parlin purchased $100,000 principal amount of short-term notes and warrants to purchase 811 shares of common stock in a private placement in March 1999. See "Certain Transactions."

DIRECTOR COMPENSATION

     Women First reimburses directors for their travel expenses incurred in attending meetings of the Board. Directors currently do not receive any regular fees for their services as such, although Women First may pay directors' fees in the future if it believes the payment of such fees is necessary or appropriate to attract and retain high-quality directors. Mr. Gary V. Parlin, a director of Women First, currently has a consulting arrangement with Women First pursuant to which Mr. Parlin receives fees of $5,000 per month. Outside directors of Women First who are not employees of Women First also are eligible to receive stock options under the Women First Long-Term Incentive Plan. See "-- Long-Term Incentive Plan."

EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation of our President and Chief Executive Officer and our four most highly compensated executive officers other than the President and Chief Executive Officer who were serving as executive officers at the end of the last completed fiscal year (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                              ANNUAL COMPENSATION                LONG-TERM
                                   ------------------------------------------   COMPENSATION
                                                                 OTHER ANNUAL      SHARES
            NAME AND                                             COMPENSATION    UNDERLYING
       PRINCIPAL POSITION          YEAR  SALARY($)    BONUS($)       ($)         OPTIONS(#)
       ------------------          ----  ---------    --------   ------------   ------------
Edward F. Calesa.................  1998  $252,308     $    --      $    --              --
  Chairman of the
  Board
David F. Hale....................  1998   340,577(1)   75,000           --         805,200
  President and CEO
Jeffrey W. Raser.................  1998   131,423(2)       --           --          45,750
  Vice President, Professional
  Sales and Marketing
Robert L. Jones..................  1998   116,827(3)       --       31,362(4)       45,750
  Vice President,
  Human Resources
  and Administration
Anthony P. Maris(5)..............  1998   175,192          --           --          45,750
  Former Vice
  President, Finance and
  Secretary

-------------------------
(1) Mr. Hale joined Women First on January 14, 1998. The amount shown in the salary column reflects amounts actually paid to Mr. Hale during 1998.

(2) Mr. Raser joined Women First on March 27, 1998. The amount shown in the salary column reflects amounts actually paid to Mr. Raser during 1998.

(3) Mr. Jones joined Women First on February 23, 1998. The amount shown in the salary column reflects amounts actually paid to Mr. Jones during 1998.

(4) Includes relocation expenses and related tax gross-ups paid to Mr. Jones of $31,362 in 1998.

(5) Mr. Maris resigned as Vice President, Finance and Secretary on February 10, 1999. He currently provides part-time consulting services to Women First.

OPTION GRANTS AND EXERCISES

     The following table provides information concerning grants of options to purchase our common stock made during the fiscal year ended December 31, 1998 to the Named Executive Officers. No grants of SARs were made during the fiscal year ended December 31, 1998 to the Named Executive Officers.


     The potential realizable values in the table below are based on an assumption that the price of our common stock will appreciate at the annual rate shown (compounded annually) from the date of grant until the end of the option term. Women First has used the initial public offering price in lieu of the fair market value on the date of grant in making the potential realizable value calculations in the table below. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. Potential realizable values are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect our estimate of future stock price growth of the shares of our common stock.


                       OPTION GRANTS IN LAST FISCAL YEAR

                             INDIVIDUAL GRANTS
---------------------------------------------------------------------------
                        NUMBER OF      PERCENT OF                               POTENTIAL REALIZABLE VALUE AT ASSUMED
                        SECURITIES   TOTAL OPTIONS                            ANNUAL RATES OF STOCK PRICE APPRECIATION
                        UNDERLYING     GRANTED TO     EXERCISE                             FOR OPTION TERM
                          OPTION      EMPLOYEES IN     PRICE     EXPIRATION   -----------------------------------------
         NAME           GRANTED(#)   FISCAL YEAR(%)    ($/SH)       DATE         0%($)         5%($)          10%($)
         ----           ----------   --------------   --------   ----------   -----------   ------------   ------------
Edward F. Calesa......        --            --            --           --             --             --             --
David F. Hale.........   805,200         52.20%        $0.84      3/30/08     $8,180,832    $13,751,206    $22,296,793
Jeffrey W. Raser......    45,750          2.97%        $0.84      3/30/08        464,820        781,319      1,266,863
Robert L. Jones.......    45,750          2.97%        $0.84      3/30/08        464,820        781,319      1,266,863
Anthony P. Maris......    45,750          2.97%        $0.84      3/30/08        464,820        781,319      1,266,863

OPTION EXERCISES AND FISCAL YEAR-END VALUES

     The following table provides information concerning exercises of options to purchase Women First's common stock in the fiscal year ended December 31, 1998 and unexercised options held as of December 31, 1998 by the Named Executive Officers. No options were exercised by any of the Named Executive Officers during fiscal 1998.


     Women First calculated the value of unexercised in-the-money options at December 31, 1998 in the table below by determining the difference between the initial public offering price of $11.00 and the exercise price of the options.


                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                              NUMBER OF SECURITIES    VALUE OF UNEXERCISED
                                             UNDERLYING UNEXERCISED       IN-THE-MONEY
                                                OPTIONS HELD AT            OPTIONS AT
                                               DECEMBER 31, 1998        DECEMBER 31, 1998
                                                EXERCISABLE(#)/          EXERCISABLE($)/
                   NAME                         UNEXERCISABLE(#)        UNEXERCISABLE($)
                   ----                      ----------------------   ---------------------
Edward F. Calesa...........................                  --                          --
David F. Hale..............................     283,092/522,108       $2,876,215/$5,304,617
Jeffrey W. Raser...........................          --/ 45,750               --/   464,820
Robert L. Jones............................          --/ 45,750               --/   464,820
Anthony P. Maris...........................      33,341/ 12,409          338,745/   126,075

EMPLOYMENT AGREEMENTS

     Women First has employment agreements with Edward F. Calesa, David F. Hale, Dale F. Steele, Julie G. Martin and Nancy J. Casey.

     Edward F. Calesa entered into an employment agreement with Women First for a term of four years commencing on January 8, 1998. Pursuant to this agreement, Mr. Calesa is entitled to receive a base annual salary of $150,000, which was increased by the Compensation Committee of the Board of Directors on July 16, 1998 to $350,000 per year, effective July 1, 1998. At the time of this salary increase, the Compensation Committee determined that Mr. Calesa was eligible to receive a special bonus allocation. Pursuant to the agreement, Women First may immediately terminate the employment agreement for cause or upon the permanent disability of Mr. Calesa. If Women First terminates the employment agreement for the permanent disability of Mr. Calesa or if Mr. Calesa terminates for "good reason," (i.e., a material diminution in Mr. Calesa's duties and responsibilities), Mr. Calesa will be entitled to receive a severance payment equal to his base salary for the shorter of one year or the remainder of the term of the agreement. The agreement also contains a non-competition provision and other terms and conditions customary to executive employment agreements. See "Risk Factors -- Our failure to retain the principal members of our management team or to hire additional qualified employees would adversely affect our ability to implement our business plan."

     David F. Hale entered into an employment agreement with Women First for a term of five years commencing January 14, 1998. Under the employment agreement, Mr. Hale is eligible to receive the following cash compensation:

     - a base annual salary of $350,000, which is subject to increase upon annual review by the Compensation Committee of the Board of Directors,

     - a bonus for each fiscal quarter of $25,000 based upon Mr. Hale's and Women First's performance, and

     - an annual bonus in addition to his quarterly bonus based upon his participation in the Women First HealthCare Management Incentive Compensation Plan.

     Under the employment agreement, Women First agreed to grant Mr. Hale options to purchase up to 576,450 shares of Women First's common stock at an exercise price of $0.84 per share. Such options vested 25% upon grant and will vest 25% per year in equal daily installments over a three-year period. Furthermore, the employment agreement provides that Mr. Hale has the right and option to purchase up to an additional 228,750 shares of our common stock, at an exercise price of $0.84 per share, which will vest over a four-year period in equal daily installments.

     Women First may terminate the agreement with or without cause or in the event Mr. Hale becomes permanently disabled. If Women First terminates the agreement for cause, Mr. Hale would be entitled to receive any unpaid portion of his base salary, any bonus earned but not paid and any insurance benefits. The employment agreement defines cause as: (1) a willful act by Mr. Hale that constitutes misconduct or fraud that is injurious to Women First, (2) conviction of a felony, or (3) an uncured breach of the employment agreement. Mr. Hale, however, would forfeit any unvested stock rights and stock options upon a termination for cause. The vested portion of Mr. Hale's stock rights and stock options may be exercised for a period of one year from termination. If Women First terminates Mr. Hale without cause or if Mr. Hale terminates for "good reason," Women First must make a severance payment to Mr. Hale equal to:

     - the amount of Mr. Hale's base salary for the longer of 15 months or the remainder of what would have been the terms of the agreement,

     - the quarterly bonus for what would have been the remainder of the term,

     - the annual bonus for what would have been the remainder of the term in the amount equal to the average of the prior annual bonuses (subject to conditions), and

     - life and disability insurance benefits pursuant to any insurance purchased by Women First for Mr. Hale's benefit.

     The employment agreement defines "good reason" as (1) a termination of Mr. Hale within 90 days after a relocation of his office more than 50 miles from the San Diego area; (2) the demotion of Mr. Hale or a material reduction in his authority or responsibility; (3) a reduction in Mr. Hale's total compensation as an employee of Women First, other than pursuant to a company-wide reduction of employee compensation; (4) Women First's failure to increase Mr. Hale's total compensation commensurate with increases in total compensation received by a majority of the executive-level employees of Women First with duties and responsibilities substantially comparable to those of Mr. Hale; or (5) Women First's failure to pay Mr. Hale a bonus commensurate with bonuses (if any) received by a majority of executive-level employees of Women First with duties and responsibilities substantially comparable to those of Mr. Hale. Moreover, Mr. Hale's stock options and other stock rights will immediately vest and become exercisable in full and may be exercised for one year from termination upon a termination without cause.

     If Mr. Hale's employment is terminated by reason of his death, Mr. Hale's estate will be entitled to receive:

     - the amount of his base salary for one year,

     - the quarterly bonus applicable to the calendar quarter in which his death occurs and each of the three calendar quarters following such quarter,

     - the full prior year's bonus under the Women First HealthCare Management Incentive Compensation Plan, and

     - life insurance benefits pursuant to any life insurance purchased by the Women First for Mr. Hale's benefit.

     The agreement also contains confidentiality and non-compete provisions and other terms and conditions customary to executive employment agreements. See "Risk Factors -- Our failure to retain the principal members of our management team or to hire additional qualified employees would adversely affect our ability to implement our business plan."

     Dale F. Steele, Julie G. Martin and Nancy J. Casey each entered into an employment agreement with MenoMorphosis, LLC, the predecessor of As We Change, LLC, for a term of three years commencing on October 21, 1998. Ms. Steele, Ms. Martin and Ms. Casey entered into such employment agreements in connection with Women First's acquisition of MenoMorphosis. Under the employment agreements, Ms. Steele, Ms. Martin and Ms. Casey are each entitled to receive an annual base salary of $125,000 until December 31, 1999 and then $140,000 per year until the end of the term. In addition, the agreements provide for the grant to each of them of employee stock options to purchase 21,350 shares of Women First common stock at a purchase price of $0.84 per share and entitle Ms. Steele, Ms. Martin and Ms. Casey to receive all other benefits offered to officers under Women First's standard company benefits practices and plans. The stock options will vest over four years with one-fourth of the options becoming exercisable on the first anniversary of the agreement and the balance of the options vesting ratably over the next three years on a daily basis. As We Change may terminate any of the agreements at any time with or without "cause" or in the event Ms. Steele, Ms. Martin or Ms. Casey, as the case may be, becomes "permanently disabled". The employment agreement defines "permanently disabled" as (1) one day after an aggregate 120 days in a 12-month period or (2) one day after a consecutive 90 day period during which Ms. Steele, Ms. Casey or Ms. Martin is unable to perform her respective duties. Under the employment agreement, "cause" is defined as:

     - repeated and habitual failure to perform the employee's duties or obligations,

     - engaging in any act that has a substantial and adverse effect on MenoMorphosis or Women First's interests,

     - personal dishonesty, willful misconduct or breach of fiduciary involving personal benefit,

     - the failure in any material respect to perform designated duties and responsibilities, as determined by Women First's Chief Executive Officer and Board of Directors,

     - willful violation of any law, rule or regulation which materially adversely affects the employee's ability to discharge her duties or which has a substantial and adverse effect on MenoMorphosis or Women First's interest,

     - any material breach of the employment agreement, or

     - conduct authorizing termination under California Labor Code Section 2924.

If As We Change terminates Ms. Steele's, Ms. Martin's or Ms. Casey's employment without cause, Ms. Steele, Ms. Martin or Ms. Casey, as the case may be, will be entitled to receive the unpaid portion of her base salary and other benefits accrued and earned under her agreement, payable as if her employment had not been terminated.

401(k) PLAN

     Women First maintains a savings plan qualified under Section 401(a) and 401(k) of the Internal Revenue Code. Generally, all employees of Women First who are at least 21 years of age are eligible to participate in the 401(k) Plan. Women First may make discretionary matching contributions of up to 4% of a participant's compensation to the 401(k) Plan, but Women First does not currently make any discretionary profit sharing contributions under the 401(k) Plan.

LONG-TERM INCENTIVE PLAN

     Women First has adopted the Women First HealthCare Long-Term Incentive Plan (the "Plan"). The Plan is intended to assist Women First in attracting and retaining key employees, directors, and independent consultants of Women First and its subsidiaries ("Eligible Persons") of outstanding ability and to promote the identification of their interests with those of the stockholders of Women First. The Plan permits the award of non-qualified and incentive stock options, restricted stock, stock appreciation rights, dividend equivalents, stock payments or performance awards covering 2,249,985 authorized but unissued shares or treasury shares of common stock, subject to adjustment to reflect events such as stock dividends, stock splits, recapitalizations, mergers, reorganizations or consolidations of or by Women First. In no event may the number of awards issued under the Plan during any 12-month period exceed 15% of Women First's total outstanding shares of common stock, including shares of common stock issuable upon conversion of convertible securities. Further, in no event may the number of awards issued under the Plan to an Eligible Person (as defined in the Plan) during any 12-month period exceed the initial grant to such Eligible Person plus awards covering 152,500 shares.

     The Plan is administered by the Compensation Committee of the Board of Directors. Subject to the terms and conditions of the Plan, the Committee has the authority to select the persons to whom grants are to be made, to designate the number of shares of common stock to be covered by such grants, to determine the exercise price of options, and to make all other determinations and to take all other actions necessary or advisable for the administration of the Plan. Under the Plan, outside directors are eligible to receive initial one-time grants of nonqualified stock options for a specified number of shares upon their appointment to the Board and grants of additional nonqualified stock options upon the conclusion of each regular annual meeting of Women First's stockholders for so long as they remain on the Board. The Company's Board of Directors has the discretion to determine the amount to be granted upon appointment and annually. Notwithstanding the foregoing, total grants to directors under the Plan may not exceed 15% of the maximum number of shares available for grant under the Plan (subject to adjustment). As of April 30, 1999, Women First had granted options to purchase an aggregate of 88,145 shares of common stock to outside directors under the Plan.

     Under the Plan, the Committee is required to make an appropriate and proportionate adjustment in the number and kind of shares and the price per share upon the occurrence of any merger, reorganization, recapitalization or consolidation of Women First, sale of all or substantially all of Women First's assets, or a reclassification, stock dividend, stock split, reverse stock split or other distribution with respect to the shares of common stock underlying awards under the Plan. In addition, all options, restricted stock, stock appreciation rights and performance awards become fully vested and exercisable upon the death or total and permanent disability of the participant or upon a change-in-control of Women First.

     The exercise price of any nonqualified stock option granted under the Plan may not be less than 85% of the fair market value of the common stock on the date of grant, and the exercise price of any incentive stock option may not be less than 100% of the fair market value of the common stock on the date of grant. The Plan permits the payment of the option exercise price to be made in cash, cash equivalents or notes acceptable to the Committee, by arrangement with a broker acceptable to the Committee to deliver all or part of the proceeds, as applicable, upon the sale of shares underlying the stock option, by the delivery of previously held shares of common stock valued at their fair market value on the date of exercise, or by any combination of the foregoing. The Committee may modify, accelerate the exercisability of, extend or assume outstanding options or may accept the cancellation of outstanding options in return for the grant of new options for the same or a different number of shares and at the same or a different exercise price. Under the Plan, options must vest at a rate of at least 20% per year over five years from the date of grant. The Committee may permit the holder of any award under the Plan to satisfy his or her tax withholding obligations by having Women First withhold all or a portion of any common stock that otherwise would be issued to such holder, valued at fair market value.

     The Plan may be amended in whole or in part or otherwise modified, suspended or terminated by the Committee, subject to stockholder approval, if such approval is then required by law, regulation or rule. Options granted under the Plan are not transferable otherwise than by will, by the laws of descent and distribution or pursuant to a qualified domestic relations order (as defined in the Internal Revenue Code of 1986, as amended), and may be exercised during the optionee's lifetime only by the optionee or, in the event of the optionee's legal disability, by the optionee's legal representative.

     Under the Plan, the Committee also may approve grants to eligible persons of restricted stock, stock appreciation rights, dividend equivalents, stock payments or performance awards, subject to the terms and conditions set forth in the Plan.

     As of April 30, 1999, the Committee has granted currently outstanding options to purchase 2,086,785 shares of common stock under the Plan, at exercise prices ranging from $0.84 to $11.39. Such options generally vest incrementally over four years and expire ten years from the date of grant.

INCENTIVE STOCK PLAN

     The Women First, Inc. Incentive Stock Plan (the "Incentive Plan") was adopted by the Board of Directors on May 7, 1997, and approved by the stockholders of Women First on May 7, 1997, for the benefit of Women First's employees, directors and consultants. As of April 30, 1999, there were 27,450 shares of common stock subject to incentive stock options outstanding under the Incentive Plan. All outstanding options under the Incentive Plan have fully vested. No additional awards will be made under the Incentive Plan because it was replaced by the Women First Long-Term Incentive Plan on March 31, 1998.

     The Incentive Plan is administered by the Board of Directors, although it may be administered by a committee thereof. The Board or the committee may interpret the Incentive Plan and, subject to its provisions, may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Incentive Plan. To the extent an award granted under the Incentive Plan has not been exercised, the award will terminate immediately prior to the consummation of a dissolution or liquidation of Women First. In the event of a merger of Women First with or into another corporation, or the sale of substantially all of the assets of Women First, the Incentive Plan requires outstanding options to be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation.

     The terms of the Incentive Plan provide that the Board or the committee, as the case may be, may amend, suspend or terminate the Incentive Plan at any time; provided, however, that certain amendments require approval of the stockholders of Women First. Further, neither the Board nor the committee may take any action that adversely affects any rights under outstanding awards without the holder's consent.

MANAGEMENT INCENTIVE COMPENSATION PLAN

     Women First has adopted the Women First HealthCare Management Incentive Compensation Plan (the "MICP") to offer incentive compensation to key employees by rewarding the achievement of corporate goals and specifically measured individual goals. The MICP is governed by the Compensation Committee of the Board of Directors and administered by the President and Chief Executive Officer of Women First. The Compensation Committee, however, is responsible for approving any incentive awards to officers of Women First and for determining and approving any incentive awards to the President and Chief Executive Officer.

     Awards under the MICP are based upon the achievement of both individual and corporate objectives. Prior to the beginning of each plan year, the President and Chief Executive Officer presents to the Board of Directors the overall corporate objectives for the coming year, which are subject to the approval of the Board. All participants in the MICP also develop a list of key individual objectives, which are submitted for approval by the responsible Vice President and by the President and Chief Executive Officer. Awards under the MICP are based upon performance and are calculated under a formula which incorporates three variables. First, the target award for each participant under the MICP is based on a specified percentage of the participant's base salary, ranging in five categories from 50% of salary for the Chief Executive Officer to 20% for director-level employees. Second, the target award is then split into two sub-awards corresponding to the participant's individual and corporate objectives, with the specific weighting to be reviewed annually and revised as appropriate. The percentage split of the target award ranges from 50% - 50% for the individual and corporate objectives for director-level employees, to 100% (no split) of the target award for the Chief Executive Officer based solely upon the corporate objectives. Third, each component of the award is paid out after applying performance multipliers, resulting in possible increases or decreases, based upon the participant's actual level of achievement with respect to the established performance goals. The performance multipliers range from zero for unacceptable performance in view of prevailing conditions, to 100% - 125% if the participant's performance for the year met or exceeded the objectives or was excellent in view of prevailing conditions. Awards payable to the President and Chief Executive Officer and to the Vice President, Finance, are subject to the completion and issuance of Women First's year-end audited financial statements.

                             HEALTH ADVISORY BOARD

     Women First HealthCare has assembled a distinguished Health Advisory Board to guide Women First in the development of educational programming and product selection. The Health Advisory Board has developed a Consensus Report outlining the Corporate Philosophy and General Principles which form the basis of our Gateway to Midlife Health -- A Better Way(TM) program. The Health Advisory Board hopes to influence and redirect the delivery of health care for midlife women through such recommendations and educational programs. The Health Advisory Board includes the following nationally recognized experts:

                    Nathan Kase, M.D. -- Chair
                    Sarah L. Berga, M.D.
                    Trudy L. Bush, Ph.D., M.H.S.
                    Christine K. Cassel, M.D.
                    Deepak Chopra, M.D.
                    Judith V. Jordan, Ph.D.
                    Daniel R. Mishell, Jr., M.D.
                    Irwin H. Rosenberg, M.D.
                    Leon Speroff, M.D.

     Nathan Kase, M.D. is an internationally recognized expert in the field of obstetrics, gynecology and reproductive science. He is currently Professor of Obstetrics, Gynecology and Reproductive Science and Dean Emeritus of the Mount Sinai School of Medicine. From 1985 to 1997, Dr. Kase was Dean of the Mount Sinai School of Medicine. In 1989, he was elected President of the Associated Medical Schools of New York and served until 1991. Dr. Kase's major clinical and research achievements are focused in reproductive endocrinology. He has authored over 100 scientific articles and co-authored two textbooks in his field, Clinical Gynecologic Endocrinology and Infertility and Principles and Practice of Clinical Gynecology. Dr. Kase received his residency training in obstetrics and gynecology at the Mount Sinai School of Medicine. Dr. Kase subsequently joined the faculty of the Yale University School of Medicine, serving for nearly twenty years, where he rose from instructor to Professor and Chairman of the Department of Obstetrics and Gynecology. In 1981, he returned to Mount Sinai as Professor and Chairman of the Department of Obstetrics, Gynecology and Reproductive Science.

     Trudy L. Bush, Ph.D., M.H.S. is a recognized leader in the field of epidemiology related to women's health care issues. She is Professor of Epidemiology and Preventive Medicine at the University of Maryland at Baltimore, and Adjunct Professor of Epidemiology and Gynecology and Obstetrics at The Johns Hopkins University. Dr. Bush has written and lectured extensively on women's health issues, including hormonal replacement therapy and heart disease, breast and ovarian cancers and osteoporosis and aging. She has numerous publications, and is an author of the report The Postmenopausal Estrogen/Progestin Interventions (PEPI) Trial. Dr. Bush received her B.S., M.A. and Ph.D. degrees from Pennsylvania State University and her M.H.S. in Epidemiology from The John Hopkins University. She is the recipient of the Clinical Achievement Award in Women's Health, sponsored by The Society for Advancement of Women's Health Research. She also is a Fellow of the American College of Epidemiology and a Fellow of the Epidemiology Council of the American Heart Association.

     Sarah L. Berga, M.D. is an author and a leader in the field of obstetrics and gynecology. Dr. Berga is currently Associate Professor in the Departments of Obstetrics, Gynecology, and Reproductive Sciences and Psychiatry at the University of Pittsburgh School of Medicine. Her practice is located at Magee-Womens Hospital, where she directs the Center for Complex Menopause and the Clinical Research Center. She is a recognized authority on stress and reproductive function. She also has conducted many clinical research studies related to hormonal replacement therapy and menopause and is a co-investigator with the Women's Health Initiative, the largest randomized prospective trial of hormonal replacement therapy in menopause initiated and funded by the National Institutes of Health. She has authored over 75 scientific publications and is Editor-in-Chief of Current Problems in Obstetrics, Gynecology, and Fertility. Dr. Berga received her medical degree from the University of Virginia and completed her residency in Obstetrics and Gynecology through Harvard Medical School at Massachusetts General Hospital in Boston. She completed her subspecialty fellowship in reproductive endocrinology at the University of California, San Diego School of Medicine.

     Christine K. Cassel, M.D. is a recognized leader in the field of aging. She is the Chairman of the Department of Geriatrics and Adult Development of Mount Sinai Medical Center and Professor of Geriatrics and Medicine. Before joining Mount Sinai, she held the position of Chief of General Internal Medicine at the University of Chicago, where she was Professor of Medicine and Public Policy Studies, Chief of the Section of General Internal Medicine, Director of the Center for Health Policy Research, and Director of the Robert Wood Johnson Clinical Scholars Program at the University of Chicago. Dr. Cassel completed her M.D. at the University of Massachusetts in 1976. She completed a Fellowship in bioethics at the University of California at San Francisco in 1979, and a Fellowship in Geriatrics at the University of Oregon and the Portland Oregon Veterans Medical Center in 1981. She was the first woman President of the American College of Physicians, the largest medical specialty group in the United States. She is also the first woman Chairman of the American Board of Internal Medicine, a member of the Institute of Medicine of the National Academy of Sciences, and is an advisor to numerous federal agencies and national health care organizations. She is Editor-in-Chief of Geriatric Medicine, a leading textbook in the field.

     Deepak Chopra, M.D. is widely credited with combining modern medicine with the wisdom of ancient cultures. Dr. Chopra has authored 25 books with total sales over ten million copies, and over 30 audio, video and CD-ROM programs. He has produced a number of television and video programs with the Public Broadcasting System. In 1995, Dr. Chopra established The Chopra Center for Well Being in La Jolla, California, where he serves as Educational Director. The Center offers a wide variety of individual and group programs in mind/body medicine and personal development, integrating the best of Western medicine and natural healing traditions to provide a fresh approach to modern health needs. In 1992, he served on the National Institutes of Heath Ad Hoc Panel on Alternative Medicine. Formerly Chief of Staff at the Boston Regional Medical Center, Dr. Chopra also taught at Tufts University and Boston University Schools of Medicine and built a successful endocrinology practice in Boston.

     Judith V. Jordan, Ph.D. is a recognized leader in the field of women's health. She is the Director of Training at the Stone Center at Wellesley College in Massachusetts. She is also the founding Scholar of the Jean Baker Miller Institute. She is an Attending Psychologist at McLean Hospital and Assistant Professor of Psychology at Harvard Medical School. Dr. Jordan is a recipient of the Massachusetts Psychology Association's Career Achievement Award for Outstanding Contributions to the Advancement of Psychology as a Science and a Profession. Dr. Jordan founded the Women's Studies Program and Women's Treatment Program at McLean Hospital in Boston and served as its first Director. She works as a psychotherapist, supervisor, teacher, and consultant and has co-authored Women's Growth in Connection and edited Women's Growth in Diversity.

     Daniel R. Mishell Jr., M.D. is a prominent physician in the field of obstetrics and gynecology. Dr. Mishell is the Lyle G. McNeile Professor and Chairman of the Department of Obstetrics and Gynecology at the University of Southern California School of Medicine, Los Angeles, and Chief of Professional Services at the Women and Children's Hospital, Los Angeles County and USC Medical Center. Dr. Mishell is certified by the American Board of

Obstetrics and Gynecology. He was President of this Board from 1986 to 1990 and Chairman from 1990 to 1994. He is a member of numerous medical societies including the Society for Gynecologic Investigation, of which he was President in 1988, the American College of Obstetrics and Gynecologists, the American Federation for Clinical Research and the Endocrine Society. Dr. Mishell is the Editor-in-Chief of Contraception and the Yearbook of Obstetrics and Gynecology and Women's Health. He is the associate editor of The Journal of Reproductive Medicine and serves on the editorial boards of other medical journals. He is a consulting senior scientist for the Population Council's International Committee for Contraceptive Research. He received the Distinguished Scientist Award from the Society for Gynecologic Investigation in 1994. Dr. Mishell has authored over 248 scientific papers published in peer reviewed journals and has written 149 textbook chapters including Menopause: Physiology and Pharmacology, Comprehensive Gynecology, and Management of Common Problems in Obstetrics and Gynecology, and has edited 33 textbooks including Menopause, Physiology and Menopause, Comprehensive Gynecology and Management of Common Problems in Obstetrics and Gynecology. He received his B.A. and his M.D. from Stanford University.

     Irwin H. Rosenberg, M.D. is an internationally recognized leader in nutrition science who has made important and unique contributions to our understanding of nutrition metabolism in health and disease. Dr. Rosenberg serves as Professor of Physiology, Medicine and Nutrition, at Tufts University School of Medicine and School of Nutrition, as well as Dean for Nutrition Sciences and Director, Jean Mayer USDA Human Nutrition Research Center on Aging at Tufts. Prior to joining Tufts, Dr. Rosenberg held faculty positions at Harvard Medical School and the University of Chicago. He has been a recipient of numerous awards including the Josiah Macy Faculty Award and the Grace Goldsmith Award. He was elected to the National Institute of Medicine in 1994, and received the Bristol-Myers Squibb/Mead Johnson Award for Distinguished Achievement in Nutrition Research.

     Leon Speroff, M.D. is an internationally recognized expert in obstetrics and gynecology, and hormonal therapy. He is Professor of Obstetrics and Gynecology, Director of the Women's Health Research Unit, School of Medicine, Oregon Health Sciences University, Portland, Oregon. He is a Diplomat of the American Board of Obstetrics and Gynecology and holds a subspecialty certification in the Division of Reproductive Endocrinology, American Board of Obstetrics and Gynecology. Dr. Speroff is Editor-in-Chief of Seminars in Reproductive Endocrinology and OB/GYN Clinical Alert and serves on the editorial boards of Contemporary OB/GYN, The Endocrinologist, and Primary Care Update for OB/GYNS. He has authored Clinical Gynecologic Endocrinology and Infertility, A Clinical Guide for the Care of Older Women, A Clinical Guide for Contraception, and Clinical Gynecologic Endocrinology and Infertility: Self-Assessment and Study Guide. He received his B.A. from Denison University and his M.D. degree from Case Western Reserve University School of Medicine.

                      CONSULTANTS TO HEALTH ADVISORY BOARD

     Women First HealthCare has contracted with a number of distinguished experts in selected disciplines to provide guidance and counsel to Women First and its Health Advisory Board. The panel of experts includes:

                    Claus Christiansen, M.D., Ph.D.
                    Bruce S. McEwen, Ph.D.
                    Miriam E. Nelson, Ph.D.
                    Lawrence G. Smith, M.D.
                    Nanette Kass Wenger, M.D.

     Claus Christiansen, M.D., Ph.D. is an internationally recognized expert in the field of osteoporosis, publishing more than 600 scientific articles on the subject of calcium metabolism. He currently serves as scientific consultant and member of the Board of the Center for Clinical Basic Research in Balkrup, Denmark. Dr. Christiansen received his medical degree from the University of Copenhagen.

     Bruce Sherman McEwen, Ph.D. is an expert in the field of neuroendocrinology and, in particular, the role of estrogen action in the brain. He is currently Professor and Head of the Harold and Margaret Milliken Hatch Laboratory of Neuroendocrinology and Faculty Chair, Science Outreach Program at Rockefeller University. Dr. McEwen has authored over 600 articles in publications and textbooks, focusing on the effect of adrenal steroids in the brain, the effects of estrogen on the brain, and stress and its effects on neurological health. He received his Ph.D. in cell biology from Rockefeller University.

     Miriam E. Nelson, Ph.D. is an expert in the field of exercise physiology. She is author of the national bestseller Strong Women Stay Young and Strong Women Stay Slim. She is Associate Chief of the Human Physiology Laboratory at the Jean Mayer USDA Human Nutrition Research Center on Aging, and Assistant Professor of Nutrition at Tufts University. She earned a Ph.D. in nutrition from Tufts University, and is a Certified Nutrition Specialist of the American College of Nutrition.

     Lawrence G. Smith, Ph.D. is prominent in the field of clinical decision making. He is Vice Chairman, Department of Medicine, at Mount Sinai School of Medicine, which he has held since 1994. Dr. Smith was appointed Horace W. Goldsmith Professor of Medicine by the Mount Sinai School of Medicine in 1994, and is Department Director, Internal Medicine Clerkship and Internal Medicine Subinternship. He received his B.S. degree in physics from Fordham University, and his M.D. from New York University. He received his post-doctoral training in internal medicine at Strong Memorial Hospital in Rochester.

     Nanette Kass Wenger, M.D. is a leader in the field of cardiology. She is Professor of Medicine (Cardiology) at Emory University School of Medicine, Chief of Cardiology and Director of Cardiac Clinics at Grady Memorial Hospital, and a consultant to the Emory Heart Center. In 1972, Dr. Kass Wenger was named Atlanta Woman of the Year in Medicine, and in 1976, she was cited in Time magazine's "Women of the Year" issue for her accomplishments in Cardiac Rehabilitation, International Medical Teaching. In 1998, she received the Physician of the Year award from the American Heart Association. Dr. Kass Wenger received her M.D. from Harvard Medical School.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information as of April 30, 1999 regarding the beneficial ownership of Women First common stock by (a) each person known to the Board of Directors to own beneficially 5% or more of Women First's common stock; (b) each director of Women First; (c) the Named Executive Officers; and
(d) all directors and executive officers of Women First as a group. Information with respect to beneficial ownership has been furnished by each director, officer or 5% or more stockholder, as the case may be. The address for all executive officers and directors is c/o Women First HealthCare, Inc., 12220 El Camino Real, Suite 400, San Diego, California 92130.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes shares of common stock issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage ownership calculations before the offering are based on 12,074,322 shares of common stock outstanding and give effect to the automatic conversion of Series A Preferred Stock and Series B Convertible Preferred Stock upon consummation of this offering. Percentage ownership calculations after the offering are based on 16,574,322 shares of common stock outstanding, giving effect to the issuance of a total of 4,500,000 shares sold in the offering and the automatic conversion of Series A Preferred Stock and Series B Convertible Preferred Stock upon consummation of this offering.

                                                                      PERCENT OWNERSHIP
                                                     SHARES       --------------------------
                                                  BENEFICIALLY    BEFORE THE      AFTER THE
                      NAME                          OWNED(1)       OFFERING       OFFERING
                      ----                        ------------    -----------    -----------
Edward F. Calesa................................   5,283,324         43.8%          31.9%
David F. Hale(2)................................     455,757          3.6            2.7
Jeffrey W. Raser................................      14,405            *              *
Robert L. Jones.................................      15,407            *              *
Anthony P. Maris................................      45,750            *              *
Charlotte Beers.................................          --           --             --
Meredith A. Brokaw..............................       5,042            *              *
Gary V. Parlin..................................      23,910            *              *
Richard L. Rubin................................     183,000          1.5            1.1
John Simon(3)...................................          --           --             --
Johnson & Johnson Development Corporation(4)....   1,852,873         15.1           11.1
Randi C. Crawford(5)............................   1,062,047          8.8            6.4
Jeff E. Calesa(6)...............................     763,121          6.3            4.6
Executive officers and directors as a group
  (18 persons)(7)...............................   7,081,162         55.9           41.3

-------------------------
  *  Less than 1%

(1) The following table indicates those people whose total number of beneficially owned shares include shares subject to options exercisable within 60 days of April 30, 1999:

                                                                  SHARES SUBJECT
                                                                    TO OPTIONS
                                                                  --------------
    Edward F. Calesa............................................          --
    David F. Hale...............................................     437,457
    Jeffrey W. Raser............................................      14,405
    Robert L. Jones.............................................      15,407
    Anthony P. Maris............................................      45,750
    Meredith A. Brokaw..........................................       5,042
    Gary V. Parlin..............................................      23,910
    Randi C. Crawford...........................................      27,450

(2) Includes 18,300 shares held by the David F. & Linda C. Hale Trust, of which Mr. Hale is a trustee.

(3) Excludes 320,250 shares and 274,499 shares subject to currently exercisable warrants held by Allen & Company Incorporated and certain of its other officers and affiliates. Mr. Simon is a Managing Director of Allen & Company Incorporated, but disclaims beneficial ownership of the shares and warrants held by Allen & Company Incorporated.


(4) Excludes up to 272,727 shares that Johnson & Johnson Development Corporation has expressed an interest in purchasing in this offering. At the request of Women First, the underwriters in this offering have reserved these shares for Johnson & Johnson Development Corporation. See "Certain Transactions" and "Underwriting." The address for Johnson & Johnson Development Corporation is One Johnson & Johnson Plaza, New Brunswick, NJ 08932. Includes 205,873 shares subject to currently exercisable warrants.


(5) Ms. Crawford is Edward F. Calesa's daughter and Jeff E. Calesa's sister.

(6) Jeff E. Calesa is Edward F. Calesa's son and Randi C. Crawford's brother. Mr. Calesa's address is c/o Women First HealthCare, Inc., 12220 El Camino Real, Suite 400, San Diego, CA 92130.

(7) See note (1). Includes 24,179 shares each held by Nancy J. Casey, Julie G. Martin and Dale F. Steele. Also includes 14,091 shares subject to options exercisable within 60 days of the date of this table held by Jeanne-Marie Varga.

                              CERTAIN TRANSACTIONS

     In January 1998, Women First received commitments from various accredited individual and institutional investors to purchase an aggregate of 2,100,000 shares of its Series A Preferred Stock for total consideration of $21.0 million. Women First issued 1,050,000 shares of Series A Preferred Stock (equivalent to 1,921,500 shares of common stock) on January 8, 1998 for $10.5 million. The investors committed an additional $10.5 million as consideration for the issuance of the balance of the shares of Series A Preferred Stock upon Women First's satisfaction of certain milestones. In May 1998, an additional accredited institutional investor committed to purchase 100,000 shares of Series A Preferred Stock (equivalent to 183,000 shares of common stock) for $1.0 million. Women First issued 50,000 shares (equivalent to 91,500 shares of common stock) to that investor in May 1998, with the balance subject to the milestones. In October 1998, Women First satisfied the first set of milestones and issued 550,000 shares of Series A Preferred Stock (equivalent to 1,006,500 shares of common stock) for total proceeds of $5.5 million. In January 1999, Women First satisfied the second set of milestones (as amended) and in February issued 550,000 shares of Series A Preferred Stock (equivalent to 1,006,500 shares of common stock) for total proceeds of $5.5 million.

     In the Series A Preferred Stock private placement, Edward F. Calesa, Women First's Chairman of the Board, purchased 75,000 shares of Series A Preferred Stock (equivalent to 137,250 shares of common stock) for $750,000, Janice Calesa-Sherman, Mr. Calesa's daughter, purchased 25,000 shares of Series A Preferred Stock (equivalent to 45,750 shares of common stock) for $250,000, a trust of which David F. Hale, Women First's President and Chief Executive Officer, is a trustee, purchased 10,000 shares of Series A Preferred Stock (equivalent to 18,300 shares of common stock) for $100,000, Johnson & Johnson Development Corporation purchased 900,000 shares of Series A Preferred Stock (equivalent to 1,647,000 shares of common stock) for $9.0 million, and Allen & Company Incorporated purchased 100,000 shares of Series A Preferred Stock (equivalent to 183,000 shares of common stock) for $1.0 million. Women First also issued warrants to purchase 205,873 shares of common stock, with an exercise price of $5.46 per share, to Johnson & Johnson Development Corporation in connection with the private placement. Allen & Company Incorporated received warrants to purchase an aggregate of 274,499 shares of common stock with an exercise price of $5.46 per share, and other customary fees and expenses, as consideration for serving as the placement agent for the private placement. Upon completion of this offering, Johnson & Johnson Development Corporation, a subsidiary of Johnson & Johnson, will beneficially own approximately 11.1% of Women First's outstanding common stock. John Simon, a Director of Women First, is a managing director with Allen & Company Incorporated.

     In July 1998, Women First entered into a 10-year agreement with Ortho-McNeil Pharmaceutical, Inc., a subsidiary of Johnson & Johnson, for the purchase and sale of the Ortho-Est(R) line of estropipate products. This agreement calls for minimum payments for the remaining nine-year term of the contract, regardless of the actual sales performance of the pharmaceutical product. These minimum purchases are based on a 10-year forecast determined at the time the contract was executed. In 1998, Women First paid $2.5 million to Ortho-McNeil pursuant to the Ortho-Est(R) agreement. In May 1999, Women First entered into a co-promotion agreement with Ortho-McNeil pursuant to which we agreed to co-promote Ortho Tri-Cyclen(R), a leading oral contraceptive, and a new oral hormonal replacement therapy product, which is pending approval by the FDA. The agreement runs through December 31, 2002 and may be extended by Women First for one additional year if specified sales goals are met. The agreement requires Ortho-McNeil to compensate us for sales of the Ortho Tri-Cyclen(R) product with a performance fee based on the value of Ortho-McNeil's net increase in its market share of oral contraceptive products for the prescriptions written by the clinicians called on by Women First over the increase, if any, in Ortho-McNeil's market share for oral contraceptive products for the prescriptions written by the clinicians who are not called on by

Women First. The agreement also calls for Women First to receive minimum payments specified in the agreement commencing in 2000 if minimum performance goals are met. Ortho-McNeil will compensate us for sales of the new oral HRT product upon approval by the FDA, if obtained, and product launch through a compensation arrangement based on the net sales of the new oral HRT product from prescriptions written by the clinicians who are called on by Women First. For more information concerning Women First's agreements with Ortho-McNeil, see "Business -- Licensing and Co-Promotion Agreements."

     Johnson & Johnson Development Corporation purchased in March 1999 $1.5 million principal amount of short-term notes and warrants to purchase 12,169 shares of common stock for $1.5 million. Mr. Calesa purchased $340,000 principal amount of the short-term notes and warrants to purchase 2,758 shares of common stock for $340,000. Janice Calesa-Sherman, Mr. Calesa's daughter, purchased $110,000 principal amount of the short-term notes and warrants to purchase 892 shares of common stock for $110,000. These short-term notes bear interest at a rate of 9% per annum, payable quarterly. All principal and unpaid interest is due and payable on March 1, 2000. The notes may be prepaid by Women First without penalty.


     At the request of Women First, the underwriters for this offering have reserved for sale, at the initial public offering price, up to 272,727 of the shares in this offering for Johnson & Johnson Development Corporation. Johnson & Johnson Development Corporation has expressed an interest in purchasing these shares in this offering at the initial public offering price. See "Underwriting."


     Gary V. Parlin, a Director of Women First, has a consulting arrangement with Women First pursuant to which Mr. Parlin receives a monthly consulting fee of $5,000. Mr. Parlin purchased $100,000 principal amount of the short-term notes and warrants to purchase 811 shares of common stock for $100,000.

     Pursuant to the Purchase Agreement and Agreement Among Members relating to MenoMorphosis, LLC, the predecessor of As We Change, LLC, Julie G. Martin, Nancy
J. Casey and Dale F. Steele, each a Vice President of Women First, may be entitled to receive an aggregate of 23,187 shares of common stock in April 2000 pursuant to an earn-out provision in the purchase agreement.

     Women First has entered into employment agreements with Edward F. Calesa, Chairman of the Board, David F. Hale, President and Chief Executive Officer, and each of Dale F. Steele, Julie G. Martin and Nancy J. Casey, each a Vice President, have entered into employment agreements with the predecessor to Women First's wholly owned subsidiary As We Change, LLC. See "Management -- Employment Agreements."

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, Women First will have 16,574,322 issued and outstanding shares of common stock (assuming no exercise of the underwriters' over-allotment option and reflecting the automatic conversion of all shares of Series A Preferred Stock and Series B Convertible Preferred Stock upon consummation of the offering). The 4,500,000 shares sold in the offering will be freely tradeable without restriction under the Securities Act, except for any such shares held at any time by an "affiliate" of Women First, as such term is defined under Rule 144 under the Securities Act. Of the 12,074,322 shares of common stock outstanding as of April 30, 1999, 9,698,993 will be eligible for sale under Rule 144 under the Securities Act, subject to certain volume and other limitations upon the expiration of lock-up agreements. All of the currently outstanding shares of common stock, substantially all shares of stock issuable upon conversion or exercise of outstanding shares of preferred stock and warrants and shares of stock issuable upon exercise of options held by Women First's directors and officers are subject to lock-up agreements between the underwriters and the current directors, officers and stockholders of Women First covering the 180-day period commencing on the date of the underwriting agreement. Allen & Company Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to the lock-up agreements.



     In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year, including an affiliate, is entitled to sell on the open market in brokers' transactions, within any three-month period, a number of restricted shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume during the four calendar weeks preceding the sale. Sales under Rule 144 are subject to certain manner of sale limitations, notice requirements and the availability of current public information about Women First. Rule 144(k) provides that a person who is not an affiliate and who has beneficially owned shares for at least two years is entitled to sell such shares at any time under Rule 144 without regard to the limitations described above. Of the 12,074,322 shares outstanding as of April 30, 1999, affiliates hold 9,001,879 shares. Of the shares owned by non-affiliates, 303,963 shares have been held by such non-affiliates in excess of two years.


     Any employee, officer, director, advisor or consultant to Women First who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after Women First becomes subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934.


     As of April 30, 1999, there were outstanding stock options to purchase an aggregate of 2,114,235 shares of common stock, of which 641,299 are presently exercisable or exercisable within 60 days. All outstanding stock options are held by executive officers, outside directors or employees of and consultants to Women First. In addition, as of April 30, 1999, there were outstanding warrants to purchase an aggregate of 541,128 shares of common stock, of which 480,372 are presently exercisable, subject to applicable lock-up agreements.


     Before this offering, there has been no public market for the common stock. Women First is unable to estimate the number of shares that may be sold in the future by its existing stockholders or the effect, if any, that sales of stock by such stockholders will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock by existing stockholders could adversely affect prevailing market prices.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the consummation of the offering, the authorized capital stock of Women First will consist of 40,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share. The following description of the capital stock of Women First does not purport to be complete and is subject to the provisions of the Fourth Amended and Restated Certificate of Incorporation and the Second Amended and Restated Bylaws to be adopted prior to the consummation of the offering. Forms of the new certificate of incorporation and bylaws are included as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

     As of April 30, 1999, Women First had 7,685,993 shares of common stock outstanding held of record by 12 stockholders. Upon the consummation of this offering, all outstanding shares of preferred stock will be automatically converted into common stock, resulting in an increase of 4,388,329 in the number of outstanding shares of common stock and an increase of 39 in the number of record holders of Women First common stock. The holders of Women First common stock are entitled to one vote for each share on all matters voted on by stockholders, and the holders of such shares possess all voting power, except as otherwise required by law or provided in any resolution adopted by the board of directors of Women First regarding any series of preferred stock. Subject to any preferential or other rights of any outstanding series of Women First preferred stock that may be designated by the board of directors, the holders of Women First common stock will be entitled to such dividends as may be declared from time to time by the board of directors from available funds, and upon liquidation will be entitled to receive pro rata all assets of Women First available for distribution to such holders. The common stock has no preemptive, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by Women First in the offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of preferred stock that Women First may designate and issue in the future.

PREFERRED STOCK

     Upon the consummation of this offering, each currently outstanding share of preferred stock will be converted into common stock, and these shares of preferred stock will be automatically retired. After the automatic conversion of the outstanding preferred stock, the board of directors will be authorized to provide for the issuance of shares of preferred stock, in one or more series, and to determine, regarding any series, the terms and rights of such series, including the following: (1) the designation of such series; (2) the rate, time of, conditions to and preferences regarding, dividends, and whether such dividends are cumulative; (3) the voting rights, if any, of shares of such series; (4) the price, timing and conditions regarding the redemption of shares of such series and whether a sinking fund should be established for such series;
(5) the rights and preferences of shares of such series in the event of voluntary or involuntary dissolution, liquidation or winding up of the affairs of Women First; and (6) the right, if any, to convert or exchange shares of such series into or for stock or securities of any other series or class.

     Women First believes that the availability of the preferred stock will provide Women First with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. Having such authorized shares available for issuance will allow Women First to issue shares of preferred stock without the expense and delay of a special stockholders' meeting. The authorized shares of preferred stock, as well as shares of Women First common stock, will be available for issuance without further action by Women First's stockholders, unless action is required by applicable law, the rules of any stock exchange on which Women First securities may be listed, any then-existing contractual restrictions or unless Women First is restricted by the terms of any then-outstanding preferred stock.

     Future issuances of preferred stock may have the effect of delaying or preventing a change in control of Women First. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock. Women First currently has no plans to issue any additional shares of preferred stock.

WARRANTS

     Women First has issued two classes of warrants to purchase an aggregate of 541,128 shares of common stock, subject to certain adjustments.


     Series A Preferred Stock Financings. Women First issued warrants to purchase an aggregate of 480,372 shares of common stock to Johnson & Johnson Development Corporation and Allen & Company Incorporated in connection with Women First's Series A Preferred Stock financing. Each of the warrants currently entitles the holder to purchase shares of Women First's common stock (subject to adjustment) at a purchase price per share equal to the conversion price of the Series A Preferred Stock (currently $5.46 per share, subject to adjustment) in effect at the time of exercise. These warrants expire on January 8, 2005. These warrants grant the holders certain registration rights under the Securities Act for the shares of common stock issuable upon exercise of the warrants.



     Short-Term Note Financing Warrants. Women First issued warrants to purchase an aggregate of 60,756 shares of common stock to the purchasers of short-term notes in a private placement in March 1999. The warrants will become exercisable on December 28, 1999. Thereafter, the warrants will continue to be exercisable for a period of five years from the date of issuance. The exercise price for the warrants is $9.35. These warrants grant the holders certain registration rights under the Securities Act for the shares of common stock issuable upon exercise of the warrants.


CERTIFICATE OF INCORPORATION, BYLAW AND STATUTORY PROVISIONS AFFECTING STOCKHOLDERS

     The following is a description of provisions of the Delaware General Corporation Law (DGCL) and the new certificate of incorporation and bylaws to be adopted upon the consummation of this offering. This summary does not purport to be complete and is qualified in its entirety by reference to the DGCL and the new certificate of incorporation and bylaws.

     Women First is subject to the provisions of Section 203 of the DGCL.
Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% of the corporation's voting stock.

     Provisions of the certificate of incorporation and the bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the policies formulated by the board of directors and the business strategies and policies of Women First as determined by the board of directors. In addition, these provisions are intended to ensure that the board of directors will have sufficient time to act in what the board of directors believes to be in the best interests of Women First and its stockholders. These provisions also are designed to reduce the vulnerability of Women First to an unsolicited proposal for a takeover of Women First that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of Women First at less than fair value. The provisions are also intended to discourage certain tactics that may be used in proxy fights that could result in less long-term value to Women First's stockholders.

     Classified Board of Directors. The certificate of incorporation provides for the board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. The directors in Class I will be Meredith A. Brokaw and Richard L. Rubin, whose terms will expire at the 2000 annual meeting of stockholders. The directors in Class II will be John Simon and Charlotte Beers, whose terms will expire at the 2001 annual meeting of stockholders. The directors in Class III will be Edward F. Calesa, David F. Hale and Gary V. Parlin, whose terms will expire at the 2002 annual meeting of stockholders. The classified board provision will help to increase the likelihood of continuity and stability in the policies formulated by the board of directors and the business strategies and policies of Women First as determined by the board of directors. The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of Women First. In addition, the classified board provision could delay stockholders who do not like the policies of the board of directors from removing a majority of the board of directors for two years.

     No Stockholder Action by Written Consent; Special Meetings. The certificate of incorporation provides that stockholder action can only be taken at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The certificate of incorporation also provides that special meetings of stockholders may be called only by the board of directors, its chairman, the president or the secretary of Women First. Stockholders are not permitted to call a special meeting of stockholders or to require that the board of directors call a special meeting.

     Advance Notice Requirements for Stockholder Proposals and Director Nominees. The bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders of Women First. The stockholder notice procedure provides that only persons who are nominated by, or at the direction of, the board of directors, or by a stockholder who has given timely written notice to the secretary of Women First prior to the meeting at which directors are to be elected, will be eligible for election as directors of Women First. The stockholder notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the board of directors or by a stockholder who has given timely written notice to the secretary of Women First of such stockholder's intention to bring such business before such meeting. Under the stockholder notice procedure, if a stockholder desires to submit a proposal or nominate persons for election as directors at an annual meeting, the stockholder must submit written notice to the secretary not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or if the date of the annual meeting is not within 30 days before or after such anniversary date, then, to be timely, notice must be submitted not more than 90 days prior to the annual meeting and not less than the later of (1) 60 days prior to the annual meeting and (2) the tenth day after notice of the meeting was mailed or public announcement of the date of such meeting is first made). In addition, under the stockholder notice procedure, a stockholder's notice to Women First proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the chairman of a stockholders' meeting determines that business was not properly brought before the meeting in accordance with the stockholder notice procedure, the business may not be discussed or transacted.

     Number of Directors; Removal; Filling Vacancies. The certificate of incorporation provides that the board of directors will consist of the number of directors set forth in the bylaws. The board of directors currently consists of seven directors. Further, the certificate of incorporation authorizes the board of directors to fill newly created directorships (other than directorships that are to be filled by holders of preferred stock). Accordingly, this provision could prevent a stockholder from obtaining majority representation on the board of directors by permitting the board of directors to enlarge the size of the board of directors and fill the new directorships with its own nominees. A director so elected by the board of directors holds office until the next election of the class for which such director has been chosen and until his or her successor is elected and qualified.

     Indemnification. Women First has included in its certificate of incorporation and bylaws provisions that (1) eliminate, to the extent permitted by the DGCL, the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty and (2) indemnify its directors and officers to the fullest extent permitted by the DGCL, including circumstances in which indemnification is otherwise discretionary. Women First believes that these provisions are necessary to attract and retain qualified persons as directors and officers. Women First also intends to enter into indemnification agreements with certain officers and directors upon consummation of the offering.

     Bylaws. The certificate of incorporation provides that the bylaws are subject to adoption, amendment, alteration, repeal or rescission either by (1) the board of directors or (2) the affirmative vote of the holders of not less than 66 2/3% of the total voting power of all outstanding securities voting as a single class. This provision will make it more difficult for stockholders to make changes in the bylaws by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending the bylaws.

     Some of the provisions of the certificate of incorporation and bylaws and the DGCL could discourage or prevent an acquisition of Women First.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Women First common stock is BankBoston, N.A.

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Officers and directors of Women First are covered by certain provisions of the DGCL, the certificate of incorporation, the bylaws, individual indemnification agreements with Women First and insurance policies which serve to limit, and, in certain instances, to indemnify them against, certain liabilities which they may incur in such capacities. These various provisions are described below.

     Elimination of Liability in Certain Circumstances. In June 1986, Delaware enacted legislation which authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. This duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all significant information reasonably available to them. Absent the limitations now authorized by such legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting negligence or gross negligence in the exercise of their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The certificate of incorporation limits the liability of directors in their capacity as directors but not in their capacity as officers to Women First or its stockholders to the fullest extent permitted by such legislation. Specifically, the directors of Women First will not be personally liable for monetary damages for breach of a director's fiduciary duty as director, except for liability: (1) for any breach of the director's duty of loyalty to Women First or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for unlawful payments of dividends or unlawful share repurchases or redemptions as provided in Section 174 of the DGCL; or (4) for any transaction from which the director derived an improper personal benefit.

     Indemnification and Insurance. As a Delaware corporation, Women First has the power, under specified circumstances generally requiring the director or officer to act in good faith and in a manner he or she reasonably believes to be in or not opposed to Women First's best interests, to indemnify its directors and officers in connection with actions, suits or proceedings brought against them by a third party or in the name of Women First by reason of the fact that they were or are such directors or officers, against expenses, judgments, fines and amounts paid in settlement in connection with any such action, suit or proceeding. The certificate of incorporation generally provides for mandatory indemnification of Women First's directors and officers to the full extent provided by Delaware corporate law. In addition, Women First has entered into indemnification agreements with its directors and officers which generally provide for mandatory indemnification under circumstances for which indemnification would otherwise be discretionary under Delaware law.

     Women First intends to purchase and maintain insurance on behalf of any person who is or was a director or officer of Women First, or is or was serving at the request of Women First as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not Women First would have the power or obligation to indemnify him or her against such liability under the provisions of the bylaws.

                                  UNDERWRITING

     The underwriters named below, through their representatives Allen & Company Incorporated and Needham & Company, Inc., have severally agreed, subject to the terms and conditions set forth in the underwriting agreement among Women First and the underwriters, to purchase from Women First the aggregate number of shares of common stock indicated below opposite their respective names at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.


                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Allen & Company Incorporated................................  1,968,000
Needham & Company, Inc. ....................................  1,312,000
ABN AMRO INC................................................    100,000
BancBoston Robertson Stephens...............................    100,000
Hambrecht & Quist LLC.......................................    100,000
Lazard Freres Co., LLC......................................    100,000
Lehman Brothers Inc.........................................    100,000
PaineWebber Incorporated....................................    100,000
Salomon Smith Barney Inc....................................    100,000
SG Cowen Securities Corporation.............................    100,000
William Blair & Company, L.L.C..............................     42,000
Burnham Securities Inc......................................     42,000
Chatsworth Securities LLC...................................     42,000
Crowell, Weedon & Co........................................     42,000
Ladenburg Thalmann & Co. Inc................................     42,000
Oscar Gruss & Son Incorporated..............................     42,000
Sutro & Co. Incorporated....................................     42,000
Wachtel & Co., Inc..........................................     42,000
H.C. Wainwright & Co., Inc..................................     42,000
Wm Smith Securities, Incorporated...........................     42,000
                                                              ---------
          Total.............................................  4,500,000
                                                              =========


     The underwriting agreement provides that the obligations of the several underwriters to purchase shares of common stock are subject to approval of certain legal matters by counsel and to various other conditions. If any of the shares of common stock are purchased by the underwriters pursuant to the underwriting agreement, all such shares of common stock (other than shares of common stock covered by the over-allotment option described below) must be purchased.

     Women First has granted an option to the underwriters, exercisable during the 30-day period after the date of this prospectus, to purchase up to a maximum of 675,000 additional shares of common stock to cover over-allotments, if any, at the same price per share as the initial 4,500,000 shares to be purchased by the underwriters. If the underwriters exercise this option, each of the underwriters will be severally committed, subject to certain conditions, to purchase these additional shares in approximately the same proportion as set forth in the above table. The underwriters may purchase these shares only to cover over-allotments made in connection with the initial public offering.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Women First. These amounts are shown assuming both no exercise and full exercise of the underwriters over-allotment option.


                                                                  PAID BY WOMEN FIRST
                                                              ---------------------------
                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................  $     0.77     $     0.77
Total.......................................................  $3,465,000     $3,984,750



     Women First has agreed to reimburse Allen & Company Incorporated for up to $150,000 of its out-of-pocket expenses for legal fees and disbursements (other than fees and disbursements of the underwriters' counsel associated with the review of the offering by the National Association of Securities Dealers, Inc.) incurred in connection with this offering.



     The underwriters' representatives have advised Women First that the underwriters propose to offer the common stock to the public on the terms set forth on the cover page of this prospectus. The underwriters may allow selected dealers a concession of not more than $0.46 per share, and these dealers may reallow a concession of not more than $0.10 per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the underwriters' representatives. The common stock is offered subject to receipt and acceptance by the underwriters, and to various other conditions, including the right to reject orders in whole or in part.


     The underwriting agreement provides that Women First will indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the underwriters may be required to make in respect of such liabilities.

     The underwriters' representatives have advised Women First that the underwriters do not expect to confirm sales to any accounts over which they exercise discretionary authority.


     Women First, the holders of substantially all of its capital stock and warrants, and its directors and officers holding options to purchase common stock have agreed that they will not, for a period of 180 days from the date of the underwriting agreement, without the prior written consent of Allen & Company
Incorporated:


     - directly or indirectly issue, offer to sell, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Women First common stock or any securities convertible into or exchangeable or exercisable for Women First common stock,

     - enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Women First common stock, whether any such swap transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, or

     - exercise their rights, as applicable, to require Women First to register common stock.

      The restrictions described in the previous paragraph do not apply to:

     - transactions by any person other than Women First relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering or certain securities acquired in the offering, or

     - specified transfers and specified issuances by Women First of common stock and options, provided that the recipients enter into lock-up agreements similar to those described in the previous paragraph.

     Allen & Company Incorporated may in its sole discretion and at any time without notice release all or any portion of such securities subject to the lock-up agreements. The underwriters do not presently intend to grant permission to sell any securities subject to the lock-up agreements.


     At the request of Women First, the underwriters have reserved for sale, at the initial public offering price, up to 9.6% of the shares of common stock in this offering for Women First's directors, officers, employees, stockholders and business associates. In addition, Allen & Company Incorporated has agreed to release such shares from the provisions of the lock-up agreements described above after 90 days. Of these shares, the underwriters have reserved 272,727 shares for Johnson & Johnson Development Corporation, a significant stockholder of Women First. Johnson & Johnson Development Corporation has expressed an interest in purchasing these shares at the initial public offering price. For information regarding Johnson & Johnson Development Corporation's existing relationship with Women First, see "Certain Transactions" and "Principal Stockholders." Purchases of the reserved shares would reduce the number of shares available for sale to the general public. The underwriters will offer any reserved shares which are not so purchased to the general public on the same terms as the other shares.


     Prior to this offering, there has been no public market for the common stock of Women First. Consequently, the initial public offering price for the common stock will be negotiated between Women First and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the common stock will be prevailing market and economic conditions, market valuations of other companies engaged in activities similar to Women First, estimates of the business potential and prospects of Women First, the present state of Women First's business operations, Women First's management and other factors deemed relevant. Women First's common stock has been approved for quotation and trading on the Nasdaq National Market under the symbol "WFHC." However, we cannot assure you that an active or orderly trading market will develop for the common stock or that the common stock will trade in the public markets subsequent to the offering at or above the initial public offering price.

     In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by Women First. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     John Simon, a Managing Director of Allen & Company Incorporated, is a Director of Women First. Allen & Company Incorporated has provided investment banking services to Women First in the past and has received customary compensation for these services. See "Certain Transactions."

                                 LEGAL MATTERS

     The validity of the common stock being offered hereby will be passed upon for Women First by Latham & Watkins, San Diego, California. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited the financial statements of Women First HealthCare, Inc. at December 31, 1997 and 1998 and for the period from November 1, 1996 (inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998 and the financial statements of As We Change as of December 31, 1996 and 1997 and for the period from February 14, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997 as set forth in their reports. The financial statements are included in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     Women First has filed with the Securities and Exchange Commission in Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to Women First and the shares offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the registration statement, as applicable, each such statement being qualified in all respects by such reference. Copies of the registration statement (of which this prospectus is a part), together with such exhibits and schedules, may be obtained upon payment of the fee prescribed by the Commission or may be examined without charge at the office of the Commission.

     After consummation of the offering, Women First will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, will be required to file annual and quarterly reports, proxy statements and other information with the Commission. The registration statement, including the exhibits thereto, as well as such reports and other information filed by Women First with the Commission, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

WOMEN FIRST HEALTHCARE, INC.
Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998
  and at March 31, 1999 (unaudited).........................   F-3
Consolidated Statements of Operations for the period from
  November 1, 1996 (inception) through December 31, 1996 and the years ended December 31, 1997 and 1998, and the three
  months ended March 31, 1998 (unaudited) and 1999
  (unaudited)...............................................   F-4
Consolidated Statements of Stockholders' Equity for the
  period from November 1, 1996 (inception) through December
  31, 1996 and the years ended December 31, 1997 and 1998,
  and the three months ended March 31, 1999 (unaudited).....   F-5
Consolidated Statements of Cash Flows for the period from
  November 1, 1996 (inception) through December 31, 1996 and the years ended December 31, 1997 and 1998, and the three
  months ended March 31, 1998 (unaudited) and 1999
  (unaudited)...............................................   F-7
Notes to Consolidated Financial Statements..................   F-8

AS WE CHANGE
Report of Independent Auditors..............................  F-22
Balance Sheets as of December 31, 1996 and 1997 and
  September 30, 1998 (unaudited)............................  F-23
Statements of Operations for the period from February 14,
  1996 (inception) through December 31, 1996 and the year
  ended December 31, 1997 and for the nine months ended
  September 30, 1997 and 1998 (unaudited)...................  F-24
Statements of Members' Equity for the period from February
  14, 1996 (inception) through December 31, 1996 and the
  year ended December 31, 1997 and for the nine months ended
  September 30, 1998 (unaudited)............................  F-25
Statements of Cash Flows for the period from February 14,
  1996 (inception) through December 31, 1996 and the year
  ended December 31, 1997 and for the nine months ended
  September 30, 1997 and 1998 (unaudited)...................  F-26
Notes to Financial Statements...............................  F-27

PRO FORMA STATEMENT OF OPERATIONS
Pro Forma Statement of Operations for the year ended
  December 31, 1998 (unaudited).............................  F-31

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Women First HealthCare, Inc.

     We have audited the accompanying consolidated balance sheets of Women First HealthCare, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from November 1, 1996 (inception) through December 31, 1996 and for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of Women First's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Women First HealthCare, Inc. at December 31, 1997 and 1998, and the consolidated results of their operations and their cash flows for the period from November 1, 1996 (inception) through December 31, 1996 and for the years ended December 31, 1997 and 1998, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

                                          /s/ Ernst & Young LLP

San Diego, California
March 11, 1999

                          WOMEN FIRST HEALTHCARE, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                                            PRO FORMA
                                                                                                          STOCKHOLDERS'
                                                                     DECEMBER 31,                           EQUITY AT
                                                              --------------------------    MARCH 31,       MARCH 31,
                                                                 1997           1998           1999            1999
                                                              -----------   ------------   ------------   --------------
                                                                                           (UNAUDITED)     (UNAUDITED)
                                                                                                           (See Note 1)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   567,300   $  4,438,445   $  9,048,021
  Accounts receivable, net..................................           --      1,114,283        888,577
  Inventory.................................................           --      1,205,597      1,866,861
  Receivable from related party.............................           --        124,570        500,086
  Prepaid expenses and other current assets.................       71,251        548,999        509,598
                                                              -----------   ------------   ------------
         Total current assets...............................      638,551      7,431,894     12,813,143
Property and equipment, net.................................       65,609        690,912        771,293
Intangible assets, net......................................           --      3,922,847      3,803,218
Other assets................................................       71,910        458,010        869,549
                                                              -----------   ------------   ------------
         Total assets.......................................  $   776,070   $ 12,503,663   $ 18,257,203
                                                              ===========   ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   126,374   $  1,473,674   $  1,142,719
  Accrued salaries and employee benefits....................           --      1,307,167      1,001,781
  Deferred business acquisition payment.....................           --      1,059,897             --
  Other accrued liabilities.................................      118,652        227,415        743,684
  Short-term notes payable..................................           --             --      5,294,291
  Short-term notes payable to related parties...............           --             --      1,928,700
                                                              -----------   ------------   ------------
         Total current liabilities..........................      245,026      4,068,153     10,111,175
Commitments
Stockholders' equity:
  Series A convertible preferred stock, $.01 par value;
    2,200,000 shares authorized; 1,650,000 and 2,200,000
    shares issued and outstanding at December 31, 1998 and
    March 31, 1999 (unaudited), respectively; (no shares
    issued and outstanding pro forma); preference in
    liquidation of $17,440,000 at December 31, 1998 and
    $23,360,000 at March 31, 1999...........................           --         16,500         22,000    $         --
  Series B convertible preferred stock, $.01 par value;
    690,000 shares authorized; 398,540 and 550,000 shares
    issued and outstanding and 195,460 and 44,000 shares to
    be issued at December 31, 1998 and March 31, 1999
    (unaudited), respectively; (no shares issued and
    outstanding pro forma); preference in liquidation of
    $3,010,000 at December 31, 1998 and $3,069,000 at March
    31, 1999................................................           --          5,940          5,940              --
  Common stock, $.01 par value at December 31, 1997 and
    December 31, 1998 and $.001 par value at March 31, 1999,
    40,000,000 shares authorized; 8,026,310 shares issued
    and 7,685,993 shares outstanding at December 31, 1997,
    1998 and March 31, 1999 (unaudited), (12,414,639 shares
    issued and 12,074,322 shares outstanding pro forma).....       76,860         76,860          7,686          12,074
  Treasury stock............................................      (96,597)       (96,597)       (99,660)        (99,660)
  Additional paid-in capital................................    2,278,215     18,430,788     29,106,840      29,130,392
  Deferred compensation.....................................           --       (615,598)    (1,814,466)     (1,814,466)
  Accumulated deficit.......................................   (1,727,434)    (9,382,383)   (19,082,312)    (19,082,312)
                                                              -----------   ------------   ------------    ------------
         Total stockholders' equity.........................      531,044      8,435,510      8,146,028    $  8,146,028
                                                              -----------   ------------   ------------    ------------
         Total liabilities and stockholders' equity.........  $   776,070   $ 12,503,663   $ 18,257,203
                                                              ===========   ============   ============

See accompanying notes.

                          WOMEN FIRST HEALTHCARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                     PERIOD FROM
                                     NOVEMBER 1,
                                         1996
                                     (INCEPTION)                                       THREE MONTHS ENDED
                                       THROUGH        YEARS ENDED DECEMBER 31,             MARCH 31,
                                     DECEMBER 31,    --------------------------    --------------------------
                                         1996           1997           1998           1998           1999
                                     ------------    -----------    -----------    -----------    -----------
                                                                                   (UNAUDITED)    (UNAUDITED)
Net revenue........................   $       --     $        --    $ 4,834,196    $       --     $ 4,302,691
Costs and expenses:
  Cost of sales (including
     purchases from related party
     of $2,027,889 and $1,793,274
     for the year ended December
     31, 1998 and three months
     ended March 31, 1999).........           --              --      2,648,114            --       2,782,853
  Marketing and sales..............           --         790,703      5,478,056       317,985       4,985,739
  General and administrative.......           --         975,244      5,912,066       432,321       2,599,085
  Research and development.........           --              --        572,688            --         291,540
                                      ----------     -----------    -----------    ----------     -----------
          Total costs and
            expenses...............           --       1,765,947     14,610,924       750,306      10,659,217
                                      ----------     -----------    -----------    ----------     -----------
Loss from operations...............           --      (1,765,947)    (9,776,728)     (750,306)     (6,356,526)
Interest income, net...............           --          38,513        394,345       118,818          18,307
                                      ----------     -----------    -----------    ----------     -----------
Net loss...........................   $       --      (1,727,434)    (9,382,383)     (631,488)     (6,338,219)
Accretion of beneficial conversion
  feature related to convertible
  preferred stock..................           --              --             --            --      (3,361,710)
                                      ----------     -----------    -----------    ----------     -----------
Net loss available to common
  stockholders.....................           --     $(1,727,434)   $(9,382,383)   $ (631,488)    $(9,699,929)
                                      ==========     ===========    ===========    ==========     ===========
Net loss per share (basic and
  diluted).........................   $       --     $     (0.23)   $     (1.22)   $    (0.08)    $     (1.26)
                                      ==========     ===========    ===========    ==========     ===========
Weighted average shares used in
  computing net loss per share
  (basic and diluted)..............    6,806,353       7,551,484      7,685,993     7,685,993       7,685,993
                                      ==========     ===========    ===========    ==========     ===========

See accompanying notes.

                          WOMEN FIRST HEALTHCARE, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                         SERIES A             SERIES B
                                        CONVERTIBLE         CONVERTIBLE
                                      PREFERRED STOCK     PREFERRED STOCK        COMMON STOCK                  ADDITIONAL
                                    -------------------   ----------------   --------------------   TREASURY     PAID-IN
                                     SHARES     AMOUNT    SHARES    AMOUNT    SHARES      AMOUNT     STOCK       CAPITAL
                                    ---------   -------   -------   ------   ---------   --------   --------   -----------
  Issuance of common stock for
    cash and subscription
    receivable....................         --   $    --        --   $   --   6,806,353   $ 68,063   $     --   $ 1,931,937
                                    ---------   -------   -------   ------   ---------   --------   --------   -----------
Balance at December 31, 1996......         --        --        --       --   6,806,353     68,063         --     1,931,937
  Issuance of common stock for
    cash..........................         --        --        --       --   1,219,957     12,200         --       346,278
  Purchase of treasury stock for
    cash..........................         --        --        --       --    (340,317)    (3,403)   (96,597)           --
  Payment received on subscription
    receivable....................         --        --        --       --          --         --         --            --
  Net loss........................         --        --        --       --          --         --         --            --
                                    ---------   -------   -------   ------   ---------   --------   --------   -----------
Balance at December 31, 1997......         --        --        --       --   7,685,993     76,860    (96,597)    2,278,215
  Effect of change in tax status
    from S Corporation to C
    Corporation...................         --        --        --       --          --         --         --    (1,727,434)
  Issuance of Series A preferred
    stock for cash................  1,650,000    16,500        --       --          --         --         --    15,725,657
  Issuance of Series B preferred
    stock in conjunction with
    acquisition of subsidiary.....         --        --   398,540    3,985          --         --         --       956,976
  Shares to be issued of Series B
    preferred stock in conjunction
    with acquisition of
    subsidiary....................         --        --   195,460    1,955          --         --         --       469,337
  Deferred compensation related to
    stock options.................         --        --        --       --          --         --         --       728,037
  Amortization of deferred
    compensation..................         --        --        --       --          --         --         --            --
  Net loss........................         --        --        --       --          --         --         --            --
                                    ---------   -------   -------   ------   ---------   --------   --------   -----------
Balance at December 31, 1998......  1,650,000    16,500   594,000    5,940   7,685,993     76,860    (96,597)   18,430,788


                                                                                     TOTAL
                                    SUBSCRIPTION     DEFERRED     ACCUMULATED    STOCKHOLDERS'
                                     RECEIVABLE    COMPENSATION     DEFICIT         EQUITY
                                    ------------   ------------   ------------   -------------
  Issuance of common stock for
    cash and subscription
    receivable....................  $(1,000,000)   $        --    $         --    $ 1,000,000
                                    -----------    -----------    ------------    -----------
Balance at December 31, 1996......   (1,000,000)            --              --      1,000,000
  Issuance of common stock for
    cash..........................           --             --              --        358,478
  Purchase of treasury stock for
    cash..........................           --             --              --       (100,000)
  Payment received on subscription
    receivable....................    1,000,000             --              --      1,000,000
  Net loss........................           --             --      (1,727,434)    (1,727,434)
                                    -----------    -----------    ------------    -----------
Balance at December 31, 1997......           --             --      (1,727,434)       531,044
  Effect of change in tax status
    from S Corporation to C
    Corporation...................           --             --       1,727,434             --
  Issuance of Series A preferred
    stock for cash................           --             --              --     15,742,157
  Issuance of Series B preferred
    stock in conjunction with
    acquisition of subsidiary.....           --             --              --        960,961
  Shares to be issued of Series B
    preferred stock in conjunction
    with acquisition of
    subsidiary....................           --             --              --        471,292
  Deferred compensation related to
    stock options.................           --       (728,037)             --             --
  Amortization of deferred
    compensation..................           --        112,439              --        112,439
  Net loss........................           --             --      (9,382,383)    (9,382,383)
                                    -----------    -----------    ------------    -----------
Balance at December 31, 1998......           --       (615,598)     (9,382,383)     8,435,510

                                         SERIES A             SERIES B
                                        CONVERTIBLE         CONVERTIBLE
                                      PREFERRED STOCK     PREFERRED STOCK        COMMON STOCK                  ADDITIONAL
                                    -------------------   ----------------   --------------------   TREASURY     PAID-IN
                                     SHARES     AMOUNT    SHARES    AMOUNT    SHARES      AMOUNT     STOCK       CAPITAL
                                    ---------   -------   -------   ------   ---------   --------   --------   -----------
Balance at December 31, 1998......  1,650,000    16,500   594,000    5,940   7,685,993     76,860    (96,597)   18,430,788
  Issuance of Series A Preferred
    Stock for cash (unaudited)....    550,000     5,500        --       --          --         --         --     5,280,718
  Deferred compensation related to
    stock options (unaudited).....         --        --        --       --          --         --         --     1,686,770
  Amortization of deferred
    compensation (unaudited)......         --        --        --       --          --         --         --            --
  Discount on notes payable
    related to grant of common
    stock warrants (unaudited)....         --        --        --       --          --         --         --       274,617
  Change in par value of common
    stock from $.01 to $.001
    (unaudited)...................         --        --        --       --          --    (69,174)    (3,063)       72,237
  Net loss (unaudited)............         --        --        --       --          --         --         --            --
Accretion of beneficial conversion
  feature related to convertible
  preferred stock (unaudited).....         --        --        --       --          --         --         --     3,361,710
                                    ---------   -------   -------   ------   ---------   --------   --------   -----------
Balance at March 31, 1999
  (unaudited).....................  2,200,000   $22,000   594,000   $5,940   7,685,993   $  7,686   $(99,660)  $29,106,840
                                    =========   =======   =======   ======   =========   ========   ========   ===========


                                                                                     TOTAL
                                    SUBSCRIPTION     DEFERRED     ACCUMULATED    STOCKHOLDERS'
                                     RECEIVABLE    COMPENSATION     DEFICIT         EQUITY
                                    ------------   ------------   ------------   -------------
Balance at December 31, 1998......           --       (615,598)     (9,382,383)     8,435,510
  Issuance of Series A Preferred
    Stock for cash (unaudited)....           --             --              --      5,286,218
  Deferred compensation related to
    stock options (unaudited).....           --     (1,686,770)             --             --
  Amortization of deferred
    compensation (unaudited)......           --        487,902              --        487,902
  Discount on notes payable
    related to grant of common
    stock warrants (unaudited)....           --             --              --        274,617
  Change in par value of common
    stock from $.01 to $.001
    (unaudited)...................           --             --              --             --
  Net loss (unaudited)............           --             --      (6,338,219)    (6,338,219)
Accretion of beneficial conversion
  feature related to convertible
  preferred stock (unaudited).....           --             --      (3,361,710)            --
                                    -----------    -----------    ------------    -----------
Balance at March 31, 1999
  (unaudited).....................  $        --    $(1,814,466)   $(19,082,312)   $ 8,146,028
                                    ===========    ===========    ============    ===========

See accompanying notes.

                          WOMEN FIRST HEALTHCARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  PERIOD FROM
                                                  NOVEMBER 1,
                                                1996 (INCEPTION)          YEARS ENDED             THREE MONTHS ENDED
                                                    THROUGH              DECEMBER 31,                  MARCH 31,
                                                  DECEMBER 31,     -------------------------   -------------------------
                                                      1996            1997          1998          1998          1999
                                                ----------------   -----------   -----------   -----------   -----------
                                                                                               (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES
Net loss......................................     $       --      $(1,727,434)  $(9,382,383)  $ (631,488)   $(6,338,219)
Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization...............             --           16,275       161,898       11,595         36,525
  Amortization of intangibles.................             --            4,652        79,751           --        119,629
  Amortization of deferred compensation.......             --               --       112,439       10,187        487,902
  Amortization of warrants issued with debt...             --               --            --           --          7,608
  Changes in operating assets and liabilities,
    net of effect of acquisition:
    Accounts receivable.......................             --               --    (1,113,718)          --        225,706
    Inventory.................................             --               --    (1,013,306)          --       (661,264)
    Receivable from related party.............             --               --      (124,570)          --       (375,516)
    Prepaid expenses and other current
       assets.................................             --          (71,251)     (230,513)      66,405         39,401
    Accounts payable..........................             --          126,374     1,135,189      119,705       (330,955)
    Accrued salaries and employee benefits....             --               --     1,262,782           --       (305,386)
    Other accrued liabilities.................             --          118,652        71,355       36,350        516,269
                                                   ----------      -----------   -----------   ----------    -----------
Net cash used in operating activities.........             --       (1,532,732)   (9,041,076)    (387,246)    (6,578,300)
INVESTING ACTIVITIES
Purchases of property and equipment...........             --          (81,884)     (697,068)    (194,452)      (151,013)
Proceeds from the sale of property and
  equipment...................................             --               --            --           --         35,000
Deposit on facilities.........................             --               --      (335,000)    (214,948)            --
Acquisition of subsidiary, net of cash
  acquired....................................             --               --    (1,745,802)          --     (1,059,897)
Acquisition of licenses and other assets,
  net.........................................             --          (76,562)      (52,066)          --       (412,432)
                                                   ----------      -----------   -----------   ----------    -----------
Net cash used in investing activities.........             --         (158,446)   (2,829,936)    (409,400)    (1,588,342)
FINANCING ACTIVITIES
Issuance of Series A preferred stock..........             --               --    15,742,157    9,989,257      5,286,218
Issuance of common stock......................      1,000,000          358,478            --           --             --
Issuance of short-term notes payable to
  related parties.............................             --               --            --           --      2,000,000
Issuance of short-term notes payable..........             --               --            --           --      5,490,000
Payment received on subscription receivable...             --        1,000,000            --           --             --
Purchase of treasury stock....................             --         (100,000)           --           --             --
                                                   ----------      -----------   -----------   ----------    -----------
Net cash provided by financing activities.....      1,000,000        1,258,478    15,742,157    9,989,257     12,776,218
                                                   ----------      -----------   -----------   ----------    -----------
Net increase (decrease) in cash and cash
  equivalents.................................      1,000,000         (432,700)    3,871,145    9,192,611      4,609,576
Cash and cash equivalents at beginning of the
  period......................................             --        1,000,000       567,300      567,300      4,438,445
                                                   ----------      -----------   -----------   ----------    -----------
Cash and cash equivalents at end of the
  period......................................     $1,000,000      $   567,300   $ 4,438,445   $9,759,911    $ 9,048,021
                                                   ==========      ===========   ===========   ==========    ===========
Supplemental schedule of non cash investing
  and financing activities:
Issuance of Series B preferred stock in
  conjunction with acquisition of
  subsidiary..................................     $       --      $        --   $ 1,432,253   $       --    $        --

See accompanying notes.

                          WOMEN FIRST HEALTHCARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 AND PERTAINING TO MARCH 31, 1999
        AND THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

     Women First HealthCare, Inc. is a specialty health care company dedicated to improving the health of midlife women. Offices are located in California and New Jersey. Women First HealthCare, Inc., originally incorporated under the name Healthy Living for Women, Inc., was incorporated in Delaware on November 1, 1996. Primary operations did not begin until 1997. As We Change, a national mail-order catalog and Internet retailer, and Women First Pharmacy Services, Inc., a home delivery pharmacy, are wholly owned subsidiaries of Women First HealthCare, Inc. As used herein, the "Company" collectively refers to the consolidated entity of Women First HealthCare, Inc. and its subsidiaries.

Principles of Consolidation

     The consolidated financial statements presented herein include the financial statements of Women First HealthCare, Inc. and the actual results of As We Change from its purchase acquisition date on October 21, 1998 (note 2) and the results of Women First Pharmacy Services, Inc. since its incorporation in September 1998. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

     The Company considers all highly-liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents totaling $4,016,000 at December 31, 1998 consisted primarily of commercial paper and money market accounts at major financial institutions.

Concentration of Credit Risk

     The Company sells its pharmaceutical products primarily to established distributors and large retailers in the pharmaceutical industry. Credit is extended based on an evaluation of the customer's financial condition, and collateral generally is not required. Self-care products and video cassettes are typically sold to individuals for cash or payment by major credit card. Credit losses have historically been minimal. The Company is also dependent on single sources of supply for products it offers for sale and would need to obtain alternative sources if the supplier cannot meet the Company's needs.

                          WOMEN FIRST HEALTHCARE, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventory

     Inventory is stated at the lower of cost or market and is determined on a first-in, first-out basis. Inventory of the exercise video product includes capitalized production costs which are expensed on a per unit basis as the videos are sold. The Company periodically reviews inventory for the timely identification and measurement of obsolete, slow-moving, or otherwise impaired inventory. The Company accrues for net losses on firm uncancellable purchase commitments for inventory. No losses have been recorded to date.

Long-lived assets

     Property and equipment are stated at cost and are depreciated over the estimated useful lives of the assets, ranging from three to ten years, using the straight-line method. Leasehold improvements are stated at cost and amortized over the shorter of the estimated useful lives of the assets or the lease term. Costs incurred in connection with the development or purchase of certain licenses are capitalized and amortized over the estimated useful life of the license, generally five to ten years.

     The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be measured and recognized if the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset. If the carrying amount of the asset is determined to be impaired, an impairment loss to write-down the carrying value of the asset to fair value would be recognized in the period of impairment. The Company determines fair value by using quoted market prices when available. When the market price is not available an estimated fair value will be determined through other valuation techniques.

Stock Options

     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), establishes the use of the fair value based method of accounting for stock-based compensation arrangements, under which compensation cost is determined using the fair value of stock-based compensation determined as of the grant date, and is recognized over the periods in which the related services are rendered. SFAS 123 also permits companies to elect to continue using the implicit value accounting method specified in Accounting Principles Board Opinion No. 25 to account for stock-based compensation related to option grants to employees. The Company has elected to retain the implicit value based method for such grants, and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation. All stock-based compensation related to option grants to non-employees is valued using the fair value method and expensed in the period of service.

Revenue Recognition

     The Company records sales for its pharmaceutical and self-care products at time of shipment. Adjustments to its pharmaceutical product sales are made for estimated sales discounts it offers due to wholesaler chargebacks, Medicaid-sponsored payor allowance

                          WOMEN FIRST HEALTHCARE, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

discounts, and early payment discounts. Adjustments to self-care product sales include an estimate of returns and allowances. The Company provides for returns at the time of sale based on estimated merchandise returns.

     The Company will accept for credit or exchange pharmaceutical products that have become unusable due to passage of the expiration date, drug recall, or discontinuance by the Company. For self-care products, the Company will issue a full refund for returned products within 60 days of delivery. The Company has not experienced significant returns of its product.

     Contract and other revenue under the Company's development agreements are recognized when realized and earned or upon completion of certain performance requirements of the contracts, or when received if amounts are non-refundable and there are no future performance obligations. In 1998, the Company recognized $150,000 of contract revenue which is included in net revenue in the accompanying Statement of Operations.

Catalog Costs

     Catalog production expenses are capitalized as incurred and amortized over the period the catalog generates revenue, generally four months. Catalog production expenses of $258,000 were recorded in marketing and sales expense in the accompanying Statement of Operations in 1998.

Research and Development Costs

     Research and development costs are charged to expense as incurred.

Income Taxes

     The Company provides for income taxes under the asset and liability method of Statement of Financial Accounting Standards No. 109. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amount of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Comprehensive Income

     Under Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income," the reporting and display of comprehensive income and its components is required in the financial statements. For the periods presented in the accompanying financial statements, the Company has no items for which comprehensive loss would differ from the reported net loss.

Segment Reporting

     Under Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information," companies are required to report descriptive and financial information about their operating segments. The Company's management approach is

                          WOMEN FIRST HEALTHCARE, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

to review the operating results of the business as one operating segment which is a specialty health care company.

Net Loss Per Share

     Basic net loss per share is calculated by dividing the net loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss per share, which would include additional potential common shares issued related to outstanding options, warrants and conversion of preferred stock, if dilutive, is unchanged from basic loss per share due to the Company's net losses making the effect of these common share equivalents anti-dilutive. Excluded from the determination of net loss per share are 5,748,975 and 7,013,711 potentially dilutive common shares at December 31, 1998 and March 31, 1999, respectively.

     In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 98, the Company determined that there were no nominal issuances of common stock required to be included in the calculation of basic or diluted loss per share.

Pro Forma Conversion of Convertible Preferred Stock to Common Stock (Unaudited)

     In the event of an initial public offering by the Company with gross proceeds of at least $20.0 million and certain other criteria as described in note 7, the Series A Preferred Stock and Series B Convertible Preferred Stock would convert into Common Stock at a ratio of 1.83 to one for the Series A Preferred Stock and .61 to one for the Series B Convertible Preferred Stock. The unaudited pro forma stockholders' equity set forth in the accompanying balance sheet assumes the conversion of preferred stock into common stock as of March 31, 1999 as if the conversion had occurred on that date.

Initial Public Offering

     In order to provide financing to increase its sales and marketing efforts and for other purposes, the Company has decided to raise equity through an initial public offering. The Company has filed a registration statement with the Securities and Exchange Commission.

Fair Value of Financial Instruments

     The carrying amount of cash, accounts receivable, accounts payable, accrued salaries and employee benefits and other accrued liabilities are considered to be representative of their respective fair values because of the short-term nature of these financial instruments.

Interim Financial Data

     The financial statements for the three months ended March 31, 1998 and 1999 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information set forth therein, in accordance with generally accepted accounting principles.

                          WOMEN FIRST HEALTHCARE, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     The results of operations for the interim period ended March 31, 1999 are not necessarily indicative of the results which may be reported for any other interim period or for the year ending December 31, 1999.

2. ACQUISITION OF AS WE CHANGE

     On October 21, 1998, the Company acquired all of the outstanding membership interests in MenoMorphosis, LLC dba As We Change. The acquisition of As We Change was accounted for as a purchase by the Company. The operations of As We Change are included in the Company's consolidated financial statements from the date of acquisition.

     A summary of the As We Change acquisition costs and allocation to the assets acquired and liabilities assumed is as follows:

Total acquisition costs:
  Cash paid at acquisition date.............................  $1,800,000
  Deferred payment due March 1999...........................   1,059,897
  Issuance of Series B Preferred Stock......................   1,432,253
  Acquisition related expenses..............................     107,153
                                                              ----------
                                                              $4,399,303
                                                              ==========
Allocated to assets and liabilities as follows:
  Tangible assets acquired..................................  $  722,037
  Tangible liabilities assumed..............................    (325,332)
  Intangible assets acquired (note 6).......................   4,002,598
                                                              ----------
                                                              $4,399,303
                                                              ==========

     The Series B Preferred Stock was valued at the estimated fair value as determined by an independent valuation. The acquisition agreement provided for the shareholders of the preferred stock to be able to defer the receipt of certain shares of the stock until January 1999. In addition, the agreement provided for additional shares of Series B Preferred Stock to be issued based upon 1998 and 1999 operating results, of which 44,000 shares were earned based on 1998 As We Change net revenue and operating loss. The Company may be required to issue up to an additional 90,000 shares of Series B Preferred Stock, or 54,900 shares of common stock if a public offering has been effected, based on 1999 As We Change net revenue and operating results. The value of any additional shares issued will be accounted for in 1999 and would increase goodwill.

     The following unaudited pro forma data reflect the combined results of operations of the Company and As We Change, subject to certain purchase accounting adjustments, as if the acquisition had occurred at the beginning of the period:

                                                  YEARS ENDED DECEMBER 31,
                                                 ---------------------------
                                                    1997            1998
                                                 -----------    ------------
Net product sales..............................  $ 2,679,830    $  7,281,168
Net loss.......................................  $(3,331,930)   $(10,177,805)
Net loss per share.............................  $     (0.44)   $      (1.32)

                          WOMEN FIRST HEALTHCARE, INC.

3. ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following:

                                                    DECEMBER 31,     MARCH 31,
                                                        1998           1999
                                                    ------------    -----------
                                                                    (UNAUDITED)
Trade receivables.................................   $1,292,033     $1,316,080
Allowance for doubtful accounts...................      (40,000)       (77,376)
Allowance for cash discounts, returns and
  rebates.........................................     (137,750)      (350,127)
                                                     ----------     ----------
                                                     $1,114,283     $  888,577
                                                     ==========     ==========

     The Company charged $220,383 and $299,174 for doubtful accounts, cash discounts, returns and rebates for the periods ending December 31, 1998 and March 31, 1999, respectively. Deductions of $42,633 and $49,421 for writeoffs and discounts taken were made during the respective periods.

4. INVENTORY

     Inventory consists of the following components:

                                                    DECEMBER 31,     MARCH 31,
                                                        1998           1999
                                                    ------------    -----------
                                                                    (UNAUDITED)
Pharmaceutical products...........................   $  415,815     $1,094,882
Self-care products................................      589,138        576,187
Video cassettes...................................      200,644        195,792
                                                     ----------     ----------
          Total Inventory.........................   $1,205,597     $1,866,861
                                                     ==========     ==========

5. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                               DECEMBER 31,
                                           --------------------     MARCH 31,
                                             1997        1998         1999
                                           --------    --------    -----------
                                                                   (UNAUDITED)
Furniture and fixtures...................  $  1,802    $409,602     $ 490,600
Office equipment.........................    80,082     379,129       360,071
Leasehold improvements...................        --     122,762       122,762
                                           --------    --------     ---------
                                             81,884     911,493       973,433
Accumulated depreciation.................   (16,275)   (220,581)     (202,140)
                                           --------    --------     ---------
                                           $ 65,609    $690,912     $ 771,293
                                           ========    ========     =========

                          WOMEN FIRST HEALTHCARE, INC.

6. INTANGIBLE ASSETS

     Intangible asset balances and estimated lives consist of the following:

                                                     DECEMBER 31,     MARCH 31,
                                                         1998           1999
                                                     ------------    -----------
                                                                     (UNAUDITED)
Trademark..............................  15 years     $1,500,000     $1,500,000
Assembled workforce....................  10 years        170,000        170,000
Customer list..........................   3 years        580,000        580,000
Non-compete agreements.................   4 years        280,000        280,000
Goodwill...............................  15 years      1,472,598      1,472,598
                                         --------     ----------     ----------
                                                       4,002,598      4,002,598
Accumulated amortization...............                  (79,751)      (199,380)
                                                      ----------     ----------
                                                      $3,922,847     $3,803,218
                                                      ==========     ==========

     The intangible assets resulted from the 1998 acquisition of As We Change as discussed in note 2.

7. STOCKHOLDERS' EQUITY

Common Stock

     In May 1997, the Board of Directors authorized a 5,000 for 1 stock split of the Company's common stock and changed the par value from $1.00 per share to $.01 per share. In December 1997, the Board of Directors authorized a 1.85965947 for 1 stock split of the Company's common stock. In June 1998, the Board of Directors approved a 3 for 1 stock split of the Company's common stock. In March 1999, the Board of Directors approved a .61 for 1 stock split of the Company's common stock. All share amounts in accompanying consolidated financial statements have been restated to reflect the effects of these changes as if they had occurred as of the inception of the Company on November 1, 1996. Also in March 1999, the Board of Directors authorized a change in the Company's par value of common stock from $.01 per share to $.001 per share. In 1997, the Company acquired treasury stock from a terminated employee. No gain or loss was recorded with respect to this transaction.

Series A Preferred Stock

     In January and May 1998, the Company entered into an agreement to sell 2,200,000 shares of its Series A Preferred Stock at $10 per share. In January 1998, the Company issued 1,050,000 shares for net proceeds of $9,989,000. In May 1998, the Company issued an additional 50,000 shares for net proceeds of $453,000. The Company had the contractual right to issue the remaining shares at $10 per share upon the attainment of certain operational milestones.

     In October 1998, the Company attained the initial set of milestones and issued 550,000 shares of Series A Preferred Stock for net proceeds of $5,300,000. In January 1999, the subsequent milestone event was reached and in February 1999 the Company issued an additional 550,000 shares of Series A Preferred Stock for net proceeds of $5,300,000.

     The Company has recorded a $3.4 million charge to equity for the intrinsic value of the beneficial conversion feature related to the February 1999 issuance of Series A Preferred Stock.

                          WOMEN FIRST HEALTHCARE, INC.

7. STOCKHOLDERS' EQUITY (CONTINUED)

The $3.4 million charge has been recognized as an increase of the net loss available to common stockholders.

     As part of the Stock Purchase Agreement, the Company agreed to certain restrictions including capital expenditure limits, contractual or commitment limitations, limits on acquisition activity, and restrictions on dividends to common stockholders. The preferred stockholders are also allowed to elect two persons to the Company's Board of Directors. The agreement and terms of the Preferred Stock include certain anti-dilution provisions, rights of first refusal, and demand and piggyback registration rights, upon certain ownership changes in the Preferred Stock and Common Stock. The Stockholders' Agreement includes "tag-along rights," which provide that if a stockholder or group of stockholders owning common stock representing 20% or more of the total amount of the Company's common stock proposes to transfer these shares of common stock (other than pursuant to a public sale), the selling stockholders must notify all Series A preferred stockholders of the proposed transfer. Each Series A preferred stockholder then would be entitled to participate in the contemplated transfer on a pro rata basis. The Stockholders' Agreement also provides for "drag along rights," which provide that if one or more common stockholders propose to sell greater than 50 percent of the Company's outstanding common stock to a third party, the common stockholders may require the Company's stockholders to sell a pro rata portion of their shares to the same third party for the same consideration. Each share of Series A Preferred Stock has voting rights equal to the number of Common Shares to be issued upon conversion.

     The Series A Preferred Stock will automatically convert to Common Stock, currently at a conversion rate of 1.83 shares of common for each share of preferred, upon a public offering with gross proceeds of at least $20.0 million and a minimum per share price to the public of $9.50. The restrictions, board representation rights, anti-dilution provisions and other rights associated with the Series A Preferred Stock, other than the registration rights, would terminate upon such an offering and the automatic conversion of the Series A Preferred Stock. In the event the Company does not complete a qualified public offering or does not have cumulative 1998 and 1999 revenues of $40.2 million and does not have aggregate losses of less than $12.2 million the conversion rate is subject to adjustment, whereby the conversion price is reduced by 43%.

     Upon liquidation of the Company and after payment of liabilities, the Series A Preferred Stock is entitled to a liquidation preference of $10 per share plus 8% per annum.

     In connection with the issuance of the Series A Preferred Stock, the Company issued certain warrants to purchase an aggregate of 480,372 shares of Common Stock at $5.46 per share, subject to certain adjustments. The warrants expire on January 8, 2005. The holders of the warrants are entitled to the same registration rights with respect to the shares of Common Stock issuable upon exercise of the warrants as have been granted to the holders of the Series A Preferred Stock.

Series B Convertible Preferred Stock

     In October 1998, the Company amended its certificate of incorporation to authorize the issuance of up to 690,000 shares of Series B Preferred Stock. Each share of Series B Preferred

                          WOMEN FIRST HEALTHCARE, INC.

7. STOCKHOLDERS' EQUITY (CONTINUED)

Stock is currently convertible at the option of the stockholder at any time after the date of issuance into .61 of one share of Common Stock.

     Each share of Series B Preferred Stock shall automatically be converted into Common Stock at the Series B Conversion rate of .61 shares of Common Stock for each share of Series B Preferred Stock, subject to certain adjustments, upon the consummation of a public offering of Common Stock with gross proceeds to the Company of greater than $15.0 million. Each share of Series B Preferred Stock has voting rights equal to the number of shares to be issued upon conversion.

     Upon liquidation of the Company and after payment of liabilities and liquidation preferences to Series A Preferred stockholders, the Series B Preferred Stock is entitled to a liquidation preference of $5 per share plus 8% per annum.

     As of December 31, 1998, the Company had issued 398,540 shares of Series B Preferred Stock in conjunction with the acquisition of As We Change and had 195,460 shares to be issued. The shares to be issued relate to those stockholders who elected to receive Series B Preferred Stock in 1999, and for the shares of stock to be issued related to the 1998 earn-out criteria.

Preferred Stock Authorized

     The Company has authorized the issuance of 3,190,000 shares of Preferred Stock of which 2,200,000 have been designated Series A Preferred Stock and 690,000 have been designated Series B Convertible Preferred Stock. A total of 300,000 shares of Preferred Stock are undesignated.

Stock Options

     In March 1998, the Board of Directors approved a Long Term Incentive Plan under which 1,830,000 shares of Common Stock were reserved for issuance upon exercise of options granted by the Company. The Long Term Incentive Plan provides for the grant of incentive and nonstatutory stock options to employees, directors, and independent consultants of the Company. The exercise price of incentive stock options must be at least equal to the fair market value on the date of grant, and the exercise price of nonstatutory stock options may be no less than 85% of the fair market value on the date of grant. The maximum term of all options granted is ten years.

                          WOMEN FIRST HEALTHCARE, INC.

7. STOCKHOLDERS' EQUITY (CONTINUED)

     A summary of option activity is as follows:

                                                                    WEIGHTED
                                                                    AVERAGE
                                                                    EXERCISE
                                                        SHARES       PRICE
                                                       ---------    --------
  Granted............................................    629,586     $  .29
  Cancelled..........................................   (306,285)    $  .29
                                                       ---------     ------
Outstanding at December 31, 1997.....................    323,301     $  .29
  Granted............................................  1,805,552     $  .84
  Cancelled..........................................   (300,837)    $  .30
                                                       ---------     ------
Outstanding at December 31, 1998.....................  1,828,016     $  .83
  Granted............................................    287,637     $ 4.39
  Cancelled..........................................    (31,399)    $  .84
                                                       ---------     ------
Outstanding at March 31, 1999........................  2,084,254     $ 1.32
                                                       =========     ======

     In February 1999, the shareholders approved an increase in the number of shares available in the Long Term Incentive Plan to 2,249,985.

     A summary of options outstanding at December 31, 1998 is as follows:

                                     WEIGHTED AVERAGE                                     WEIGHTED AVERAGE
                         OPTIONS      REMAINING LIFE    WEIGHTED AVERAGE     OPTIONS      EXERCISE PRICE OF
   EXERCISE PRICES     OUTSTANDING       IN YEARS        EXERCISE PRICE    EXERCISABLE   OPTIONS EXERCISABLE
   ---------------     -----------   ----------------   ----------------   -----------   -------------------
     $.29                  27,450          8.33               $.29            27,450            $.29
     $.84               1,800,566          9.38               $.84           332,787            $.84
                        ---------          ----               ----           -------            ----
                        1,828,016          9.36               $.83           360,237            $.80

     A summary of options outstanding at March 31, 1999, is as follows:

                                     WEIGHTED AVERAGE                                     WEIGHTED AVERAGE
                         OPTIONS      REMAINING LIFE    WEIGHTED AVERAGE     OPTIONS      EXERCISE PRICE OF
   EXERCISE PRICES     OUTSTANDING       IN YEARS        EXERCISE PRICE    EXERCISABLE   OPTIONS EXERCISABLE
   ---------------     -----------   ----------------   ----------------   -----------   -------------------
     $0.29                 27,450          8.09              $0.29            27,450            $0.29
     $0.84              1,827,755          9.15              $0.84           516,235            $0.84
     $4.81                112,346          9.90              $4.81                --               --
     $5.77                116,703          9.94              $5.77                --               --
                        ---------          ----              -----           -------            -----
                        2,084,254          9.22              $0.74           543,685            $0.81

     Included in the options outstanding at December 31, 1998 and March 31, 1999 are 27,450 options granted under a predecessor plan. No additional options are available to be granted under the predecessor plan.

     Adjusted pro forma information regarding net loss and net loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using the "Minimum Value" method for options pricing with the following assumptions for 1998: risk-free interest rates of 4.25%; dividend yield of 0%; and a weighted-average expected life of the options of five years.

                          WOMEN FIRST HEALTHCARE, INC.

7. STOCKHOLDERS' EQUITY (CONTINUED)

     For purposes of the adjusted pro forma disclosures, the estimated fair value of the options are amortized to expense over the vesting period. The weighted-average fair value of options granted during 1998 was $.51. The Company's adjusted pro forma information is as follows:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Adjusted pro forma net loss.................................  $(9,437,407)
Adjusted pro forma net loss per share.......................  $     (1.23)

     The adjusted pro forma net loss and net loss per share for 1997 were not materially different than actual 1997 amounts.

Deferred Compensation

     Through December 31, 1998, the Company recorded deferred compensation for the difference between the exercise price of stock options granted and the deemed fair value for financial statement presentation purposes of the Company's common stock at the date of grant. The deferred compensation will be amortized over the vesting period of the related options which is generally four years. Gross deferred compensation recorded during the year ended December 31, 1998 totaled $728,037 and related amortization expense totaled $112,439 in 1998. From January 1, 1999 through March 31, 1999, the Company granted options to purchase 287,637 shares at exercise prices of $0.84 to $5.77. The Company has recorded deferred compensation of $1,686,770 during the first quarter of 1999.

8. RELATED PARTY

     In July 1998, the Company signed an exclusive distribution agreement with Ortho-McNeil Pharmaceutical, Inc. ("Ortho") a subsidiary of Johnson & Johnson, a principal stockholder of the Company, whereby the Company would market and distribute throughout the U.S. and Puerto Rico certain pharmaceutical products to be manufactured by Ortho over a period of ten years with annual renewals available after that period. The Company makes both fixed and contingent payments to Ortho for products purchased. In addition, the Company may be required to make monthly adjustment payments to or may receive payments from Ortho based on progress toward projected annual purchases. During 1998 and for the first three months of 1999, $2,028,000 and $1,793,000 was charged to cost of sales and $170,000 and $152,000 was charged to marketing and sales for professional samples in the accompanying Statement of Operations for products purchased from Ortho. The agreement requires minimum payments of $6.6 million, $5.4 million, $4.3 million, $4.2 million, and $4.0 million during 1999, 2000, 2001, 2002 and 2003, respectively, and $15.6 million thereafter. Ortho may terminate the agreement on one year's notice so long as Ortho provides the Company with a one-year supply of product and uses reasonable commercial efforts to transfer to the Company the manufacturing and distribution rights to the product or upon other specific events.

                          WOMEN FIRST HEALTHCARE, INC.

8. RELATED PARTY (CONTINUED)

     Executive officers, directors and principal stockholders purchased an aggregate of 985,000 shares of Series A Preferred Stock for $9,850,000.

     On March 18, 1999, the Company issued to executive officers, directors, or principal stockholders of the Company an aggregate of $2,000,000 principal amount of short-term notes and warrants to purchase 16,224 shares of common stock. See note 11.

9. COMMITMENTS

     In September 1998, the Company entered into an agreement whereby the Company is funding the development of a patient health questionnaire and software product. The Company recorded $275,000 of research and development expenses related to this agreement in 1998. The Company is obligated to pay an additional $625,000 for funding of this research and development over the next two years. A royalty payment based on future revenues from products utilizing the scientific research and development was established with minimum annual royalty payments over the next twelve years, which commence at $100,000 and increase by an additional $100,000 for each two-year period thereafter.

Leases

     The Company leases certain office space and equipment under operating leases. Lease expense was $131,000 and $476,000 under these leases in 1997 and 1998, respectively.

     Minimum future annual obligations for operating leases for years ending after December 31, 1998 are as follows:

1999...................................................  $  624,000
2000...................................................     603,000
2001...................................................     544,000
2002...................................................     496,000
Thereafter.............................................     274,000
                                                         ----------
          Total minimum lease payments.................  $2,541,000
                                                         ==========

                          WOMEN FIRST HEALTHCARE, INC.

10. INCOME TAXES

     Significant components of the Company's deferred tax assets are shown below. A valuation allowance of $3,613,000 has been recognized to offset the deferred tax assets as realization of such assets is uncertain and management has determined that it is more likely than not that the Company will not generate taxable income sufficient to recover the deferred tax assets.

                                                           DECEMBER 31,
                                                        -------------------
                                                        1997       1998
                                                        ----    -----------
Deferred income tax assets
  Net operating losses................................  $ --    $ 3,380,000
  Amortization and depreciation.......................    --        152,000
  Other...............................................    --         81,000
                                                        ----    -----------
                                                                  3,613,000
Valuation allowance...................................    --     (3,613,000)
                                                        ----    -----------
                                                        $ --    $        --
                                                        ====    ===========

     Prior to January 1998, the Company had elected to be taxed as an S corporation for federal and state tax purposes. As such, the losses incurred during that time passed through to the stockholders on their personal tax returns and no provision for taxes was recorded by the Company. In January 1998, the Company elected to be taxed as a C corporation. The Company has incurred approximately $7,800,000 of net operating losses for 1998 for both federal and California tax purposes that are available to be carried forward. The federal and California tax loss carryforwards will begin to expire in 2018 and 2003, respectively, unless previously utilized. Based on the historical losses incurred to date and the uncertainty of future profitability, a valuation allowance of the deferred asset has been recognized by the Company. Pursuant to
Section 382 of the Internal Revenue Code, annual use of the Company's net operating loss carryforwards may be limited if cumulative changes in ownership of more than 50% occur during any three year period. Upon the issuance of shares of common stock contemplated in the initial public offering, the Company would be limited to approximately $6,700,000 of net operating loss carryforwards per year for federal and state tax purposes.

11. SUBSEQUENT EVENTS

     In March 1999, the Company issued $7.5 million of short-term notes and warrants to purchase 60,756 shares of common stock in a private placement. The warrants are exercisable for a period of five years with an exercise price of the initial public offering price less 15% or the per share price of the next private placement of in excess of $1,000,000 if a public offering should not occur prior to the completion of the next private placement or $6.00 per share if an initial public offering or private placement has not been completed prior to the first anniversary of the date of issuance. The Company will record a charge to interest expense of approximately $275,000 to be amortized over the life of the short-term notes for these warrants. The charge was determined using the Black-Scholes method using an assumed initial public offering price of $11.00 per share. The notes are unsecured, bear interest at 9% per annum payable quarterly and mature on March 1, 2000. The notes may be prepaid at any time without penalty.

     Effective March 1, 1999, the Company obtained the right to co-promote the cholesterol-lowering drug Pravachol(R) to OB/GYNs, primary care physicians designated as OB/GYNs by Bristol Myers Squibb, and nurse practitioners and physician assistants associated with

                          WOMEN FIRST HEALTHCARE, INC.

11. SUBSEQUENT EVENTS (CONTINUED)

OB/GYN practices pursuant to a co-promotion agreement with Bristol-Myers Squibb U.S. Pharmaceuticals Group. Under the agreement, Bristol-Myers Squibb has agreed to pay specified costs associated with product samples and physician education. In addition, as compensation for services rendered the Company will receive a percentage of net sales in excess of a baseline as set forth in the agreement. The term of the contract is for a period of three years from March 1, 1999 through March 1, 2002. Bristol-Myers Squibb may terminate the agreement early upon failure of the Company to meet certain minimums.

     On May 27, 1999, the Company entered into a co-promotion agreement with Ortho-McNeil Pharmaceutical, Inc., a related party, pursuant to which the Company has agreed to co-promote Ortho Tri-Cylen(R), a leading oral contraceptive, and a new oral combination estrogen and progestin hormonal replacement therapy (HRT) product, which is pending approval by the FDA. Ortho-McNeil will compensate the Company for sales of the Ortho Tri-Cylen(R) product with a performance fee based on certain increases in market share. The Company will also receive minimum payments specified in the agreement commencing in 2000 if minimum performance goals are met. Ortho-McNeil will compensate the Company for sales of the new oral HRT product if the product is approved by the FDA through a compensation arrangement based on certain net sales of the product as set forth in the agreement. The agreement runs through December 31, 2002 and may be extended by the Company for one additional year if minimum sales goals are met.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Advisory Board and Members
As We Change

     We have audited the accompanying balance sheets of As We Change as of December 31, 1996 and 1997, and the related statements of operations, member's equity, and cash flows for the period from February 14, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of As We Change at December 31, 1996 and 1997 and the results of its operations and its cash flows for the period from February 14, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

San Diego, California
August 31, 1998

                                  AS WE CHANGE

                                 BALANCE SHEETS

                                                    DECEMBER 31,
                                              ------------------------    SEPTEMBER 30,
                                                1996          1997            1998
                                              ---------    -----------    -------------
                                                                           (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................  $ 254,692    $   143,558     $   210,810
  Prepaid catalog expenses..................     73,369         86,544         218,724
  Merchandise inventories...................     52,034        122,016         169,144
  Other current assets......................     12,255         46,095             535
                                              ---------    -----------     -----------
Total current assets........................    392,350        398,213         599,213
Furniture, equipment and leasehold
  improvements:
  Furniture and equipment...................     11,154        157,506         161,959
  Leasehold improvements....................         --         17,593          17,593
                                              ---------    -----------     -----------
                                                 11,154        175,099         179,552
  Accumulated depreciation and
     amortization...........................       (554)       (22,269)        (55,503)
                                              ---------    -----------     -----------
                                                 10,600        152,830         124,049
Deposits and other assets...................      7,833         20,992          70,345
                                              ---------    -----------     -----------
Total assets................................  $ 410,783    $   572,035     $   793,607
                                              =========    ===========     ===========
LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
  Accounts payable..........................  $  53,994    $   271,633     $   336,521
  Accrued liabilities.......................     15,249         50,491          55,141
  Capital lease obligation -- current
     portion................................         --         16,597          18,571
                                              ---------    -----------     -----------
Total current liabilities...................     69,243        338,721         410,233
Capital lease obligation, net of current
  portion...................................         --         30,764          15,040
Commitments
Members' equity:
  Members' units, net of offering costs.....    705,000      1,692,000       2,225,826
  Accumulated deficit.......................   (363,460)    (1,489,450)     (1,857,492)
                                              ---------    -----------     -----------
Total members' equity.......................    341,540        202,550         368,334
                                              ---------    -----------     -----------
Total liabilities and members' equity.......  $ 410,783    $   572,035     $   793,607
                                              =========    ===========     ===========

See accompanying notes.

                                  AS WE CHANGE

                            STATEMENTS OF OPERATIONS

                                    PERIOD FROM
                                    FEBRUARY 14,
                                        1996                          NINE MONTHS ENDED
                                   (INCEPTION) TO    YEAR ENDED         SEPTEMBER 30,
                                    DECEMBER 31,    DECEMBER 31,   ------------------------
                                        1996            1997          1997          1998
                                   --------------   ------------   -----------   ----------
                                                                         (UNAUDITED)
Net sales........................    $ 234,964      $ 2,679,830    $ 1,614,951   $2,270,386
Cost of goods sold...............      154,225        1,500,188      1,104,509    1,049,708
                                     ---------      -----------    -----------   ----------
Gross profit.....................       80,739        1,179,642        510,442    1,220,678
Selling, general and
  administrative expenses........      444,241        2,307,773      1,700,947    1,593,053
                                     ---------      -----------    -----------   ----------
Loss from operations.............     (363,502)      (1,128,131)    (1,190,505)    (372,375)
Interest income, net.............           42            2,141          2,026        4,333
                                     ---------      -----------    -----------   ----------
Net loss.........................    $(363,460)     $(1,125,990)   $(1,188,479)  $ (368,042)
                                     =========      ===========    ===========   ==========

See accompanying notes.

                                  AS WE CHANGE

                         STATEMENTS OF MEMBERS' EQUITY

                                            MEMBERS' UNITS                       TOTAL
                                          -------------------   ACCUMULATED    MEMBERS'
                                          NUMBER     AMOUNT       DEFICIT       EQUITY
                                          ------   ----------   -----------   -----------
  Issuance of units.....................    31     $  705,000   $        --   $   705,000
  Owner manager units...................    69             --            --            --
  Net loss..............................    --             --      (363,460)     (363,460)
                                           ---     ----------   -----------   -----------
Balance at December 31, 1996............   100        705,000      (363,460)      341,540
  Issuance of units, net of offering
     costs..............................    33        987,000            --       987,000
  Reduction of owner manager units......   (33)            --            --            --
  Net loss..............................    --             --    (1,125,990)   (1,125,990)
                                           ---     ----------   -----------   -----------
Balance at December 31, 1997............   100      1,692,000    (1,489,450)      202,550
  Issuance of units (unaudited).........    16        533,826            --       533,826
  Reduction of owner manager units
     (unaudited)........................   (16)            --            --            --
  Net loss (unaudited)..................    --             --      (368,042)     (368,042)
                                           ---     ----------   -----------   -----------
Balance at September 30, 1998
  (unaudited)...........................   100     $2,225,826   $(1,857,492)  $   368,334
                                           ===     ==========   ===========   ===========

See accompanying notes.

                                  AS WE CHANGE

                            STATEMENTS OF CASH FLOWS

                                       PERIOD FROM
                                       FEBRUARY 14,
                                           1996                          NINE MONTHS ENDED
                                      (INCEPTION) TO    YEAR ENDED         SEPTEMBER 30,
                                       DECEMBER 31,    DECEMBER 31,   -----------------------
                                           1996            1997          1997         1998
                                      --------------   ------------   -----------   ---------
                                                                            (UNAUDITED)
OPERATING ACTIVITIES
Net loss............................     $(363,460)    $(1,125,990)   $(1,188,479)  $(368,042)
Adjustments to reconcile net loss to
  net cash used in operating
  activities:
  Depreciation and amortization.....         2,313          23,633          5,121      33,234
Changes in operating assets and
  liabilities:
     Prepaid catalog costs..........       (73,369)        (13,175)       (32,172)   (132,180)
     Merchandise inventories........       (52,034)        (69,982)      (146,892)    (47,128)
     Other current assets...........       (12,255)        (33,840)        11,702      45,560
     Deposits and other.............            --         (15,077)       (79,272)    (49,353)
     Accounts payable...............        53,994         217,639        534,346      64,888
     Accrued liabilities............        15,249          35,242         26,544       4,650
                                         ---------     -----------    -----------   ---------
Net cash used in operating
  activities........................      (429,562)       (981,550)      (869,102)   (448,371)
INVESTING ACTIVITIES
Purchases of furniture
  and equipment.....................       (11,154)       (108,945)       (95,959)     (4,453)
Organization costs..................        (9,592)             --             --          --
                                         ---------     -----------    -----------   ---------
Net cash used in investing
  activities........................       (20,746)       (108,945)       (95,959)     (4,453)
FINANCING ACTIVITIES
Proceeds from issuance of members'
  units, net of offering costs......       705,000         987,000        987,000     533,826
Payments on capital lease
  obligation........................            --          (7,639)            --     (13,750)
                                         ---------     -----------    -----------   ---------
Net cash provided by financing
  activities........................       705,000         979,361        987,000     520,076
                                         ---------     -----------    -----------   ---------
Net increase (decrease) in cash and
  cash equivalents..................       254,692        (111,134)        21,939      67,252
Cash and cash equivalents at
  beginning of period...............            --         254,692        254,692     143,558
                                         ---------     -----------    -----------   ---------
Cash and cash equivalents at end of
  period............................     $ 254,692     $   143,558    $   276,631   $ 210,810
                                         =========     ===========    ===========   =========
SUPPLEMENTAL INFORMATION
Equipment financed under capital
  lease obligation..................     $      --     $    55,000                  $      --
                                         =========     ===========    ===========   =========

See accompanying notes.

                                  AS WE CHANGE

                         NOTES TO FINANCIAL STATEMENTS
               (ALL INFORMATION RELATED TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

     MenoMorphosis, LLC dba As We Change (the "Company") is a California limited liability company that was formed on February 14, 1996 (inception) and shall continue until December 31, 2020 or until dissolution in accordance with the terms of its Limited Liability Company Operating Agreement (the Agreement). The Company is a national mail-order catalog and Internet retailer geared toward midlife women. The Company's primary market is the United States.

Interim Financial Information

     The financial statements at September 30, 1998 and for the nine-month periods ended September 30, 1997 and 1998 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position and operating results and cash flows. Results of interim periods are not necessarily indicative of results for the entire year.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the period. Actual results could differ from those estimates.

Revenue Recognition

     The Company records revenue at the time of shipment. The Company provides for returns at the time of sale based upon projected merchandise returns.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less when acquired to be cash equivalents.

Prepaid Catalog Expenses

     Catalog expenses are capitalized as incurred and amortized over the period the catalog generates revenue which generally does not exceed four months. Catalog production expenses of $254,526, $1,329,564, $955,780, and $841,302 were recorded in the years ended December 31, 1996 and 1997, and the nine months ended September 30, 1997 and 1998, respectively.

                                  AS WE CHANGE

               (ALL INFORMATION RELATED TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Merchandise Inventories

     Merchandise inventories consist of products purchased for resale and are stated at the lower of average cost or market value. Cost is determined on an average cost basis, which approximates first-in, first-out.

Furniture, Equipment and Leasehold Improvements

     Furniture and equipment are stated at cost and depreciated over their estimated useful lives (3 to 5 years) using the straight-line method. Leasehold improvements are amortized over the term of the lease or their estimated useful life, whichever is shorter.

Profits, Losses, Distributions and Income Taxes

     Profits and losses of the Company and cash distributions are allocated to the members in accordance with the Agreement. Under federal and California law, income or loss of limited liability companies is passed through to the separate tax returns of the members. Accordingly, no provision (benefit) for taxes based on income or loss is shown in the accompanying financial statements.

New Accounting Standards

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. This standard is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including foreign currency translation adjustments, and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income. The Company does not believe that comprehensive income or loss will be materially different than net income or loss.

 2. COMMITMENTS

     The Company leases its office and warehouse under an operating lease which expires on July 31, 2000. Under the lease, the Company pays taxes, insurance and maintenance expenses related to the premises. Rent expense totaled $4,750, $24,372, $17,299, and $19,634 for the period from February 14, 1996 (inception) through December 31, 1996, the year ended December 31, 1997 and the nine months ended September 30, 1997 and 1998, respectively.

     During 1997, the Company leased certain equipment under a capital lease obligation. Cost and accumulated depreciation of equipment under capital leases were $55,000 and $5,900, respectively, at December 31, 1997.

                                  AS WE CHANGE

               (ALL INFORMATION RELATED TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

 2. COMMITMENTS (CONTINUED)
     Future minimum lease payments under operating and capital leases at December 31, 1997 are as follows:

                                                  OPERATING LEASES   CAPITAL LEASES
                                                  ----------------   --------------
1998............................................      $ 48,228          $21,925
1999............................................        50,063           21,925
2000............................................        30,777           12,790
                                                      --------          -------
          Total minimum lease payments..........      $129,068           56,640
                                                      ========
Less amount representing interest...............                          9,279
                                                                        -------
Present value of minimum lease payments.........                         47,361
Less current portion............................                         16,597
                                                                        -------
Noncurrent portion..............................                        $30,764
                                                                        =======

 3. MEMBERS' EQUITY

     The Company has two classes of members' units, founders units and units. A total of 1,000 units are authorized. There were 28 owner manager units issued and outstanding at December 31, 1996 and 1997. Proceeds received from issuance of founders units amounted to $700,000. The Agreement provides that the initial capitalization of the Company will be limited to 100 units and that the number of units owned by owner managers will be reduced by the number of units issued in subsequent financings.

     Each holder of the founders units is entitled to a cumulative preferred return of 20% of their capital contribution per year. On or before August 1, 1999, the Company may offer to buy back founders units, and the holders of such units will be given their choice of the following two options: (1) having their founders units bought back for the original purchase price plus the preferred return, in which case the holder of the founders units would surrender one-half of such units and retain one-half of the founders units which would thereafter have no priority return and would be equal in all respects to other units; or
(2) the holder of the founders units would be paid the preferred return and the founders units would no longer be founders units but be equal to other units in all respects thereafter.

     When the holders of the founders units have received their cumulative preferred return, the next distributions shall be paid to unit holders until they receive the same cumulative percentage return. After the holders of both classes of units have received the same cumulative percentage return, subsequent distributions will be made on a pro rata basis.

     In connection with the issuance of units in March 1997, a warrant was granted to purchase .98 units at $30,435 per unit. The warrant expires in March 2002.

                                  AS WE CHANGE

               (ALL INFORMATION RELATED TO THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

 4. SUBSEQUENT EVENT (UNAUDITED)

     On October 21, 1998, all outstanding membership interests were acquired by Women First HealthCare, Inc. for $1,800,000 due upon sale and $1,059,897 due March 1999, and certain shares of Women First HealthCare, Inc. Series B Preferred Stock. Additional shares of the Series B Preferred Stock would be issued based upon the achievement of 1998 and 1999 operating results. All cumulative preferred return rights were terminated upon the sale.

               WOMEN FIRST HEALTHCARE COMBINED WITH AS WE CHANGE

                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 1998

     On October 21, 1998, Women First HealthCare, Inc. acquired all of the outstanding membership interests in As We Change. The acquisition of As We Change was accounted for as a purchase by Women First HealthCare, Inc. The operations of As We Change are included in Women First HealthCare, Inc. consolidated financial statements from the date of acquisition.

     The unaudited pro forma statements of operations for the period ending December 31, 1998 reflects the combined results of operations of Women First HealthCare, Inc. and As We Change, subject to certain purchase accounting adjustments, as if the acquisition had occurred at the beginning of the period.

                                  CONSOLIDATED
                                  WOMEN FIRST
                                HEALTHCARE, INC.    AS WE CHANGE
                                  FOR THE YEAR       JANUARY 1,
                                     ENDED          1998 THROUGH                         TOTAL
                                  DECEMBER 31,       OCTOBER 20,       PRO FORMA        COMBINED
                                    1998(2)             1998         ADJUSTMENTS(1)     RESULTS
                                ----------------   ---------------   --------------   ------------
Net revenue...................    $  4,834,196       $2,446,972        $      --      $  7,281,168
Cost and expenses:
  Cost of sales...............       2,648,114        1,131,352               --         3,779,466
  Marketing and sales.........       5,478,056        1,360,357               --         6,838,413
  General and
     administrative...........       5,912,066          356,600          398,755         6,667,421
  Research and development....         572,688               --               --           572,688
                                  ------------       ----------        ---------      ------------
Total costs and expenses......      14,610,924        2,848,309          398,755        17,857,988
                                  ------------       ----------        ---------      ------------
Loss from operations..........      (9,776,728)        (401,337)        (398,755)      (10,576,820)
Interest income...............         394,345            4,670               --           399,015
                                  ------------       ----------        ---------      ------------
Net loss......................    $ (9,382,383)      $ (396,667)       $(398,755)     $(10,177,805)
                                  ============       ==========        =========      ============
Pro forma net loss per share
  (basic and diluted).........    $      (1.22)                                       $      (1.03)
                                  ============                                        ============
Pro forma weighted average
  shares used in computing net
  loss per share (basic and
  diluted)(3).................       7,685,993                                           9,904,834
                                  ============                                        ============

-------------------------
(1) Includes the pro forma amortization of intangible assets for the acquisition of As We Change.

(2) The consolidated statement of operations of Women First HealthCare, Inc. includes the operations of As We Change subsequent to October 20, 1998.

(3) The pro forma net loss per share and the pro forma weighted average shares give effect to the conversion of 1,650,000 shares of Series A Convertible Preferred Stock and 594,000 shares of Series B Convertible Preferred Stock issued and deemed to have been issued at December 31, 1998 into 3,351,831 shares of common stock upon the consummation of the offering. Pro forma weighted average shares were determined based upon the original date of issuance.

EDGAR DESCRIPTION OF BACK COVER


The back cover includes pictures of midlife women surrounding the Women First HealthCare symbol. The seven women are engaged in various activities, including (describing from the left corner and moving clockwise): (i) composing a letter at the kitchen table, (ii) talking on the telephone, (iii) smiling at the camera, (iv) meditating on a beach watching the ocean, (v) holding a basket of flowers, and (vi) walking briskly.

------------------------------------------------------
------------------------------------------------------

     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Cautionary Note on Forward-Looking
  Statements..........................   19
How We Intend to Use the Proceeds from
  the Offering........................   20
Dividend Policy.......................   20
Capitalization........................   21
Dilution..............................   22
Selected Consolidated Financial
  Information.........................   23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   25
Business..............................   34
Management............................   55
Health Advisory Board.................   69
Principal Stockholders................   73
Certain Transactions..................   75
Shares Eligible for Future Sale.......   77
Description of Capital Stock..........   78
Underwriting..........................   83
Legal Matters.........................   86
Experts...............................   86
Available Information.................   86
Index to Financial Statements.........  F-1



     UNTIL JULY 23, 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                4,500,000 SHARES
                                   WOMENFIRST

                                  WOMEN FIRST
                                HEALTHCARE, INC.
                                  Common Stock
                               -----------------
                                   PROSPECTUS
                               -----------------
                              Allen & Company Logo

                            NEEDHAM & COMPANY, INC.

                                 June 28, 1999

------------------------------------------------------
------------------------------------------------------